12025858

Pepco Holdings, Inc

2011 Annual Report to Stockholders

Pepco Holdings, Inc

2011 Annual Report to Stockholders

TABLE OF CONTENTS

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Pepco Holdings, Inc

Dear Stockholders,

I am very pleased to report that in 2011 Pepco Holdings, Inc. (PHI) made significant progress executing its strategic plan—and we are maintaining this momentum in 2012. The year was not without challenges, but we successfully managed them while focusing on our core commitment of improving the reliability of electric service. In 2011, we invested nearly $900 million in transmission and distribution infrastructure to improve reliability and install advanced technology. Over the next five years, our planned infrastructure investments in our power delivery business amount to $5.6 billion. I am confident that this substantial financial commitment will continue to enhance system reliability and meet customers' service expectations, while delivering long-term value for our stockholders.

I also am pleased to report that PHI's GAAP earnings from continuing operations for 2011 were $1.15 per share compared to 62 cents per share in 2010. On an adjusted (non-GAAP) basis, our earnings from continuing operations were $1.25 per share, compared to $1.24 per share. (See table on right for reconciliation to GAAP.) The increase in adjusted earnings per share from continuing operations for 2011, as compared to 2010, was primarily the result of higher transmission and distribution revenue due to higher authorized rates driven by increased investment. Lower interest expense contributed to the increase in adjusted earnings. Earnings results also reflect our increased spending on system maintenance and tree trimming, which are positively impacting our system reliability, restoration performance and customer satisfaction.

PHI's business strategy remains focused on being a top-performing, regulated transmission and distribution company. With a clear strategy in place, our energies are devoted to execution: upgrading infrastructure, building a smarter grid and enhancing the customer experience. To complement this focus, we are expanding our competitive energy services and renewables business, which we believe will bring long-term growth opportunities.

SELECTED FINANCIAL DATA

(in millions, except per share data)	2011	2010
Net Income from Continuing Operations (GAAP)	$ 260	$ 139
Basic Earnings Per Share from Continuing Operations (GAAP)	1.15	0.62
Adjusted Net Income from Continuing Operations (Non-GAAP)	$ 283	$ 277
Adjusted Earnings Per Share from Continuing Operations (Non-GAAP)	1.25	1.24
Total Operating Revenue	$ 5,920	$ 7,039
Total Operating Expenses	5,283	6,415
Operating Income	637	624
Capital Expenditures	$ 941	$ 802
Total Assets	14,910	14,480
Cash Dividends Per Share of Common Stock	$ 1.08	$ 1.08
Year-End Stock Price	20.30	18.25
Net Book Value Per Common Share	19.05	18.79
Weighted Average Common Shares Outstanding	226	224

Adjusted Earnings Per Share for 2011 excludes mark-to-market losses resulting from economic hedging activities associated with the retail energy supply business ($0.08 per share) and the impact of a tax law change ($0.02 per share). **Adjusted Earnings Per Share for 2010** excludes debt extinguishment costs ($0.51 per share), restructuring charges ($0.08 per share) and the effects of a divestiture-related claim ($0.03 per share).

The presentation of earnings excluding special items and certain non-GAAP adjustments and related per share data is intended to complement, and should not be considered as an alternative to, PHI's reported earnings in accordance with accounting principles generally accepted in the United States (GAAP). Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance.

Improving Reliability Through Upgrading Infrastructure

In 2010, we announced our comprehensive plan to improve reliability in Pepco's service area and to reduce both the frequency and duration of power outages. Since then, we have trimmed trees along nearly 3,500 miles of power lines, completed 48 expansion projects to meet growth in customer demand for electricity, upgraded more than 340 miles of aging underground lines, completed work on more than 120 overhead power lines to reduce outages and installed 125 advanced switches to reroute power more effectively during outages.

In 2011, we invested $120 million in reliability enhancement capital expenditures in our Pepco service area, and the investment is paying off. Customers served by the upgraded power lines experienced a 39 percent reduction in the average number of power outages during 2011 as compared to 2010. When outages did occur, they did not last as long, with the average outage duration declining by 56 percent. This is strong evidence that our investments are producing the tangible results we expected. We have extended our reliability enhancement efforts across our Atlantic City Electric and Delmarva Power regions.

Also driving our capital plan are transmission investments amounting to $1.4 billion over the next five years. The investments will be used to upgrade equipment, facilitate the integration of renewable generation resources and help maintain a reliable power supply as generating facilities retire due to age, and new more stringent environmental regulations take effect. The bulk of the projects are planned for the Delmarva Peninsula and southern New Jersey, although we have several critical projects under way in the Washington, D.C., metropolitan area to accommodate the upcoming retirements of our Benning and Buzzard Point generating stations.

Due to lower projections for energy demand, the in-service date for our proposed Mid-Atlantic Power Pathway (MAPP) interstate transmission line project has been delayed to sometime between 2019 and 2021. As a result, our focus is on the other significant transmission projects we have planned.

Empowering Customers Through Building a Smarter Grid

Creating a smart grid is another core component of our strategic plan. At the heart of the future smart grid is deployment of 1.3 million smart meters across our Delmarva Power and Pepco service areas by the end of 2013. When the smart meters are fully activated, customers will have access to detailed account-specific energy information that will empower them to better manage their energy use and costs in ways not previously possible. With the approval of new rate structures that reward customers for reducing their electricity use during periods when the cost of supplying electricity is higher, customers will be able to save additional energy and money while helping their respective states reach their energy reduction goals.

We also are proud to partner with the White House in supporting the national "Green Button" initiative that will allow customers to download their energy usage information in a standardized, easy-to-read format. Green Button coupled with our smart meter technology and our online "My Account" service will enable customers to leverage a host of new energy-related mobile applications that we are planning to develop. Because about two-thirds of revenue from our power distribution business is no longer tied to customer consumption, we are able to more aggressively promote energy conservation without impacting the financial health of the company.

Enhancing the Customer Experience

As part of our commitment to enhance the customer experience, we launched a special emergency restoration improvement program early last year that identified more than 100 discreet actions to enhance our storm response—all were addressed and implemented before the summer 2011 storm season. As part of this initiative, we more than doubled the number of telephone trunk lines to our Washington, D.C., regional call center, developed mobile applications for customers to report and track outages and get improved outage information and upgraded our utility websites to enhance communications with our customers.

Other changes implemented to enhance storm performance included setting up regional storm centers for more efficient crew dispatch, using an improved approach for estimating times for restoring power, leveraging technology and outside contractors to conduct real-time damage assessment from the field, augmenting our emergency response personnel and securing a backup crisis call center.

Passing the Test

Due to our significant investments to improve reliability, restoration and customer service in 2011, our operational performance has been favorably impacted. These improvements were tested this past August when Hurricane Irene swept through our service area with winds as strong as 70 miles per hour and total rainfall as high as 11 inches, which caused significant devastation along the East Coast and to our electric system. At peak, we had nearly a half million customers without power across all of our service areas. In a little more than two days, 98 percent of customers were restored. This was a significant accomplishment that required mobilizing nearly 3,000 internal and external personnel and effectively executing our recently upgraded restoration plan.

In Delaware, where we have completed installing more than 300,000 smart meters, we were able to identify whether premises had power by remotely communicating with the smart meters, which reduced call backs to customers, ensured individual outages were promptly addressed and reduced unnecessary dispatch of our repair crews.

It was gratifying to read the positive media coverage of our restoration efforts. Equally as heartening were the results of a special survey conducted in the days following the storm where 78 percent of customers polled reported being satisfied with our restoration performance. Our Hurricane Irene response also helped to increase PHI's customer satisfaction score in a fall 2011 survey compared to a summer 2011 survey, driven by a significant 10-point improvement in Pepco's score. These results are evidence that we are on the right track; however, we know there is still much to do. Reliability, customer service and emergency response remain a central focus throughout our organization.

Earning a Fair Return

PHI has embarked on the largest five-year construction budget in its history, and reasonable rates of return are critical to executing our capital plan. Three rate decisions were reached in 2011 granting a total of $34 million of additional revenue annually. In 2011, we filed new distribution rate cases in each of the five electric jurisdictions we serve. In total, the cases request an annual rate increase of $227 million based on returns on equity of 10.75 percent. These filings include requests for the approval of a reliability investment recovery mechanism and the use of fully forecasted test years in future rate cases to help bring the rate of cost recovery in line with our accelerated rate of investment. We expect resolution of the cases in the second and third quarters of 2012. Securing timely cost recovery will continue to be a significant focus of our regulatory strategy.

Expanding Energy Services

Pepco Holdings' energy services business also had a strong year. In 2011, Pepco Energy Services signed $129 million in energy-efficiency contracts, including large contracts with the Maryland Port Administration, the Virginia Department of Military Affairs, the U.S. Bureau of Engraving and Printing, and Virginia Tech. Through these contracts, the business helps its clients reduce their energy expenses by reducing their consumption and carbon footprint. In addition, Pepco Energy Services is highly experienced in developing renewable energy projects. It has designed and developed multiple solar, landfill gas and geothermal plant installations and also operates and maintains many of these plants. We intend to continue to grow the energy services and renewables business, while completing the wind down of the retail energy supply division by 2014.

Continuing the Momentum

We have been striving to meet customer expectations and increase the value of your investment. I am pleased with our progress and am committed to maintaining the momentum. Looking forward to 2012 and beyond, we will continue our focus on enhancing reliability through infrastructure investment, earning a fair return in each of the five jurisdictions we serve and expanding our energy services and renewables business. We also intend to work aggressively to improve the customer experience.

Environmental sustainability, diversity and maintaining the safety of our employees, contractors and the public are core PHI values and will continue to guide our business approaches and practices. I am proud that in 2011 PHI was ranked among the top tier of all U.S. companies and the top six U.S. electric utilities by the Carbon Disclosure Project and the top three U.S. electric utilities in *Newsweek Magazine's* annual Greenest Big Companies in America edition. All three PHI utilities again were certified Treeline USA utilities by the National Arbor Day Foundation, and Pepco was the only utility in the nation to achieve certification by the Wildlife Habitat Council for the management of wildlife habitat on its transmission rights-of-ways.

Also in 2011, PHI was named one of the "40 Best Companies for Diversity" by *Black Enterprise* for the seventh straight year and recognized as one of the "2011 Diversity Best Companies" by *HispanicBusiness* magazine for the fifth consecutive year. These awards included recognition of our supplier diversity program, which also has received other commendations, including being named among 101 companies that were "Best in Class" for supplier diversity by *Minority Business News USA*.

Delivering Value to Our Stockholders

Infrastructure investments along with PHI's stable earnings base, management's commitment to the dividend, careful management of risk and sharp focus on reliability are the right ingredients for enhancing value for our stockholders. I'm also encouraged by the positive comments among the investment community regarding our regulated power delivery business strategy and actions toward reducing regulatory lag. This confidence is reflected in improved investment grade credit ratings, which will help us to cost-effectively finance our planned investments.

I want to thank the members of our Board of Directors who have been instrumental in guiding PHI toward its improved performance. I give a heartfelt thank you to employees for their pride in the company, hard work and commitment that are enabling PHI to progress toward its vision of being a top-performing power delivery company. I am confident that PHI has the right strategy and I am enthusiastic about our future. I thank you for your continued investment.

Sincerely,

Joseph M. Rigby
Chairman of the Board, President
and Chief Executive Officer

March 28, 2012

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report with respect to Pepco Holdings, Inc. (PHI, Pepco Holdings or the Company), Potomac Electric Power Company (Pepco), Delmarva Power & Light Company (DPL) and Atlantic City Electric Company (ACE), including each of their respective subsidiaries, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the Securities Act of 1933, as amended, and are subject to the safe harbor created thereby and by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding the intents, beliefs, estimates and current expectations of PHI or its subsidiaries. In some cases, you can identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue" or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results of PHI or its subsidiaries, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond PHI's or its subsidiaries' control and may cause actual results to differ materially from those contained in forward-looking statements:

- Changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;
- The outcome of pending and future rate cases, including the possible disallowance of costs and expenses;
- The expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs;
- Possible fines, penalties or other sanctions assessed by regulatory authorities against PHI's regulated utilities;
- Weather conditions affecting usage and emergency restoration costs;
- Population growth rates and changes in demographic patterns;
- Changes in customer energy demand due to conservation measures and the use of more energy-efficient products;
- General economic conditions, including the impact of an economic downturn or recession on energy usage;
- Changes in and compliance with environmental and safety laws and policies;
- Changes in tax rates or policies;
- Changes in rates of inflation;
- Changes in accounting standards or practices;
- Unanticipated changes in operating expenses and capital expenditures;

- Rules and regulations imposed by, and decisions of, federal and/or state regulatory commissions, PJM Interconnection, LLC (PJM), the North American Electric Reliability Corporation and other applicable electric reliability organizations;
- Legal and administrative proceedings (whether civil or criminal) and settlements that affect PHI's or its subsidiaries' business and profitability;
- Pace of entry into new markets;
- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and
- Effects of geopolitical events, including the threat of domestic terrorism or cyber attacks.

Any forward-looking statements speak only as to the date of this Annual Report and PHI undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for PHI to predict all such factors, nor can the impact of any such factor be assessed on PHI's or its subsidiaries' business (viewed independently or together with the business or businesses of PHI or its subsidiaries) or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

GLOSSARY OF TERMS

The following is a glossary of terms, abbreviations and acronyms that are used in PHI's Securities and Exchange Commission (SEC) reports. The terms, abbreviations and acronyms used have the meanings set forth below, unless the context requires otherwise.

Term	Definition
ACE	Atlantic City Electric Company
ACE Funding	Atlantic City Electric Transition Funding LLC
ADITC	Accumulated deferred investment tax credits
AFUDC	Allowance for funds used during construction
AOCL	Accumulated other comprehensive loss
AMI	Advanced metering infrastructure
ASC	Accounting Standards Codification
BGS	Basic Generation Service
Bondable Transition Property	Principal and interest payments on the transition bonds and related taxes, expenses and fees
BSA	Bill Stabilization Adjustment
Budget Support Act	The Fiscal Year 2012 Budget Support Act of 2011, approved by the Council of the District of Columbia on June 14, 2011
Calpine	Calpine Corporation, the purchaser of Conectiv Energy's wholesale power generation business
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act of 1980
Conectiv	Conectiv, LLC (formerly Conectiv), a wholly owned subsidiary of PHI and the parent of DPL and ACE
Conectiv Energy	Conectiv Energy Holding Company and its subsidiaries
DCPSC	District of Columbia Public Service Commission
DDOE	District of Columbia Department of the Environment
Default Electricity Supply	The supply of electricity by PHI's electric utility subsidiaries at regulated rates to retail customers who do not elect to purchase electricity from a competitive supplier, and which, depending on the jurisdiction, is also known as SOS or BGS
DPL	Delmarva Power & Light Company
DEDA	Delaware Economic Development Authority
DOE	U.S. Department of Energy
DPSC	Delaware Public Service Commission
DRP	Shareholder Dividend Reinvestment Plan
Dynamic Pricing	A pricing mechanism that rewards SOS customers for lowering their energy use during those times when energy demand and, consequently, the cost of supplying electricity, are higher
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EDC	Electricity Distribution Company
EDIT	Excess Deferred Income Taxes
EmPower Maryland	A DSM program for Pepco and DPL
EPA	U.S. Environmental Protection Agency
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FPA	Federal Power Act
GAAP	Accounting principles generally accepted in the United States of America
GCR	Gas Cost Rate

Term	Definition
GWh	Gigawatt hour
IIP	ACE's Infrastructure Investment Program
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association
ISRA	Industrial Site Recovery Act
Line Losses	Estimates of electricity and gas expected to be lost in the process of its transmission and distribution to customers
LTIP	The Pepco Holdings, Inc. Long-Term Incentive Plan
MAPP	Mid-Atlantic Power Pathway
Market Transition Charge Tax	Revenue ACE receives, and pays to ACE Funding to recover income taxes associated with Transition Bond Charge revenue
MDC	MDC Industries, Inc.
Medicare Act	Medicare Prescription Drug Improvement and Modernization Act of 2003
Medicare Part D	A prescription drug benefit under the Medicare Act
MFVRD	Modified fixed variable rate design
Mirant	Mirant Corporation
MMBtu	One Million British Thermal Units
MPSC	Maryland Public Service Commission
MSCG	Morgan Stanley Capital Group, Inc.
MWh	Megawatt hours
NAV	Net Asset Value
NYMEX	New York Mercantile Exchange
NJBPU	New Jersey Board of Public Utilities
NJDEP	New Jersey Department of Environmental Protection
NPL	National Priorities List
NUGs	Non-utility generators
OPEB	Other postretirement benefit
PARS	Performance accelerated restricted stock
PCI	Potomac Capital Investment Corporation and its subsidiaries
Pepco	Potomac Electric Power Company
Pepco Energy Services	Pepco Energy Services, Inc. and its subsidiaries
Pepco Holdings or PHI	Pepco Holdings, Inc.
PJM	PJM Interconnection, LLC
PJM RTO	PJM regional transmission organization
Power Delivery	The operations of Pepco, DPL and ACE, engaged primarily in the transmission, distribution and default supply of electricity and the distribution and supply of natural gas
PPA	Power purchase agreement
PRP	Potentially responsible party
RECs	Renewable energy credits
Regulated T&D Electric Revenue	Revenue from the transmission and the distribution of electricity to PHI's customers within its service territories at regulated rates
Revenue Decoupling Adjustment	An adjustment equal to the amount by which revenue from distribution sales differs from the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer
RI/FS	Remedial investigation and feasibility study
RIM	Reliability investment recovery mechanism
ROE	Return on equity
RPS	Renewable Energy Portfolio Standards
SEC	Securities and Exchange Commission
SO_2	Sulfur dioxide

Term	Definition
SOCA	Standard Offer Capacity Agreement
SOS	Standard Offer Service (the supply of electricity by Pepco in the District of Columbia, by Pepco and DPL in Maryland and by DPL in Delaware to retail customers who have not elected to purchase electricity from a competitive supplier)
SPCC	Spill Prevention, Control, and Countermeasure plans, required pursuant to federal regulations requiring plans for facilities using oil-containing equipment in proximity to surface waters
T&D	Transmission and distribution
Transition Bonds	Transition Bonds issued by ACE Funding
VADEQ	Virginia Department of Environmental Quality
VaR	Value at Risk
VRDBs	Variable Rate Demand Bonds
WACC	Weighted average cost of capital

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL HIGHLIGHTS

	2011	2010	2009	2008	2007
		(in millions, except per share data)			
Consolidated Operating Results					
Total Operating Revenue	$ 5,920	$ 7,039	$ 7,402	$ 8,059[h]	$ 7,613
Total Operating Expenses	5,283[a]	6,415[c]	6,754[f]	7,510	6,953[j]
Operating Income	637	624	648	549	660
Other Expenses	228	474[d]	321	276	255
Preferred Stock Dividend Requirements of Subsidiaries	—	—	—	—	—
Income from Continuing Operations Before Income Tax Expense	409	150	327	273	405
Income Tax Expense Related to Continuing Operations	149[b]	11[e]	104[g]	90[h][i]	141[k]
Net Income from Continuing Operations	260	139	223	183	264
(Loss) Income from Discontinued Operations, net of Income Taxes	(3)	(107)	12	117	70
Net Income	257	32	235	300	334
Earnings Available for Common Stock	257	32	235	300	334
Common Stock Information					
Basic Earnings Per Share of Common Stock from Continuing Operations	$ 1.15	$ 0.62	$ 1.01	$ 0.90	$ 1.36
Basic (Loss) Earnings Per Share of Common Stock from Discontinued Operations	(0.01)	(0.48)	0.05	0.57	0.36
Basic Earnings Per Share of Common Stock	1.14	0.14	1.06	1.47	1.72
Diluted Earnings Per Share of Common Stock from Continuing Operations	1.15	0.62	1.01	0.90	1.36
Diluted (Loss) Earnings Per Share of Common Stock from Discontinued Operations	(0.01)	(0.48)	0.05	0.57	0.36
Diluted Earnings Per Share of Common Stock	1.14	0.14	1.06	1.47	1.72
Cash Dividends Per Share of Common Stock	1.08	1.08	1.08	1.08	1.04
Year-End Stock Price	20.30	18.25	16.85	17.76	29.33
Net Book Value Per Common Share	19.05	18.79	19.15	19.14	20.04
Weighted Average Shares Outstanding	226	224	221	204	194
Other Information					
Investment in Property, Plant and Equipment	$12,855	$12,120	$11,431	$10,860	$10,392
Net Investment in Property, Plant and Equipment	8,220	7,673	7,241	6,874	6,552
Total Assets	14,910	14,480	15,779	16,133	15,111
Capitalization					
Short-term Debt	$ 732	$ 534	$ 530	$ 465	$ 289
Long-term Debt	3,794	3,629	4,470	4,859	4,175
Current Portion of Long-Term Debt and Project Funding	112	75	536	85	332
Transition Bonds issued by ACE Funding	295	332	368	401	434
Capital Lease Obligations due within one year	8	8	7	6	6
Capital Lease Obligations	78	86	92	99	105
Long-Term Project Funding	13	15	17	19	21
Non-controlling Interest	—	6	6	6	6
Common Shareholders' Equity	4,336	4,230	4,256	4,190	4,018
Total Capitalization	$ 9,368	$ 8,915	$10,282	$10,130	$ 9,386

(a) Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of certain cross-border energy leases held in trust.

(b) Includes tax benefits of $14 million primarily associated with an interest benefit related to federal tax liabilities and a $22 million reversal of previously recognized tax benefits associated with the early termination of cross-border energy leases held in trust.

(c) Includes $30 million ($18 million after-tax) related to a restructuring charge and an $11 million ($6 million after-tax) charge related to the effects of Pepco divestiture-related claims.

(d) Includes a loss on extinguishment of debt of $189 million ($113 million after-tax).

(e) Includes $12 million of net Federal and state income tax benefits primarily related to adjustments of accrued interest on uncertain and effectively settled tax positions, $14 million of state tax benefits resulting from the restructuring of certain PHI subsidiaries and $17 million of state income tax benefits associated with the loss on extinguishment of debt.

(f) Includes $40 million ($24 million after-tax) gain related to the effects of Pepco divestiture-related claims.

(g) Includes a $13 million state income tax benefit (after Federal tax) related to a change in the state income tax reporting for the disposition of certain assets in prior years and a benefit of $6 million related to additional analysis of current and deferred tax balances completed in 2009.

(h) Includes a pre-tax charge of $124 million ($86 million after-tax) related to the adjustment to the equity value of cross-border energy lease investments, and included in Income Taxes is a $7 million after-tax charge for the additional interest accrued on the related tax obligation.

(i) Includes $18 million of after-tax net interest income on uncertain and effectively settled tax positions (primarily associated with the reversal of previously accrued interest payable resulting from the tentative settlement with the Internal Revenue Service (IRS) on the mixed service cost issue and a claim made with the IRS related to the tax reporting for fuel over- and under-recoveries) and a benefit of $8 million (including a $3 million correction of prior period errors) related to additional analysis of deferred tax balances completed in 2008.

(j) Includes $33 million ($20 million after-tax) from settlement of Mirant Corporation (Mirant) bankruptcy claims.

(k) Includes $20 million ($18 million net of fees) benefit related to Maryland income tax settlement.

BUSINESS OF THE COMPANY

Overview

Pepco Holdings, a Delaware corporation incorporated in 2001, is a holding company that, through the following regulated public utility subsidiaries, is engaged primarily in the transmission, distribution and default supply of electricity and, to a lesser extent, the distribution and supply of natural gas:

- Potomac Electric Power Company (Pepco), which was incorporated in Washington, D.C. in 1896 and became a domestic Virginia corporation in 1949,
- Delmarva Power & Light Company (DPL), which was incorporated in Delaware in 1909 and became a domestic Virginia corporation in 1979, and
- Atlantic City Electric Company (ACE), which was incorporated in New Jersey in 1924.

The following chart shows, in simplified form, the corporate structure of PHI and its principal subsidiaries:



Pepco Holdings, Inc.
Potomac Electric Power Company (Pepco)
Conectiv, LLC
Potomac Capital Investment Corporation (PCI)
Pepco Energy Services, Inc.
PHI Service Company
Delmarva Power & Light Company (DPL)
Atlantic City Electric Company (ACE)
Atlantic City Electric Transition Funding LLC (ACE Funding)

Pepco Holdings' management has identified its operating segments at December 31, 2011 as (i) Power Delivery, consisting of the operations of Pepco, DPL and ACE, engaged primarily in the transmission, distribution and default supply of electricity and the distribution and supply of natural gas, (ii) Pepco Energy Services and (iii) Other Non-Regulated, consisting primarily of the operations of PCI. For financial information relating to PHI's segments, see Note (5), "Segment Information," to the consolidated financial statements.

Power Delivery

Pepco, DPL and ACE each owns and operates a network of wires, substations and other equipment that are classified as transmission facilities, distribution facilities or common facilities (which are used for both transmission and distribution). Transmission facilities carry wholesale electricity into, or across, the utility's service territory. Distribution facilities carry electricity from the transmission facilities to the end-use customers located in the utility's service territory.

Pepco is engaged in the transmission, distribution and default supply of electricity in the District of Columbia and major portions of Prince George's County and Montgomery County in Maryland. Pepco's service territory covers approximately 640 square miles and has a population of approximately 2.2 million. As of December 31, 2011, Pepco distributed electricity to 788,000 customers (of which 257,000 were located in the District of Columbia and 531,000 were located in Maryland).

DPL is engaged in the transmission, distribution and default supply of electricity in Delaware and portions of Maryland. In northern Delaware, DPL also supplies and delivers natural gas to retail customers and provides transportation-only services to retail customers that purchase natural gas from another supplier. DPL's electricity distribution service territory consists of the state of Delaware, and Caroline, Cecil, Dorchester, Harford, Kent, Queen Anne's, Somerset, Talbot, Wicomico and Worcester counties in Maryland. This territory covers approximately 5,000 square miles and has a population of approximately 1.4 million. As of December 31, 2011, DPL delivered electricity to 501,000 customers (of which 301,000 were located in Delaware and 200,000 were located in Maryland).

DPL's regulated natural gas distribution service territory consists of a major portion of New Castle County in Delaware. This service territory covers approximately 275 square miles and has a population of approximately 500,000. Large volume commercial, institutional, and industrial natural gas customers may purchase natural gas either from DPL or from other suppliers. As of December 31, 2011, DPL delivered natural gas to approximately 124,000 customers.

ACE is primarily engaged in the transmission, distribution and default supply of electricity in a service territory consisting of Gloucester, Camden, Burlington, Ocean, Atlantic, Cape May, Cumberland and Salem counties in southern New Jersey. ACE's service territory covers approximately 2,700 square miles and has a population of approximately 1.1 million. As of December 31, 2011, ACE distributed electricity to 547,000 customers in its service territory.

Each of PHI's utility subsidiaries is participating in a PHI initiative referred to as "Blueprint for the Future," which is designed to meet the challenges of rising energy costs, respond to concerns about the environment, improve reliability and address government energy reduction goals. The initiative includes the implementation of various programs to help customers better manage their energy use, reduce the total cost of energy and provide other benefits. These programs also enhance the ability of PHI's utilities to better manage and operate their electrical and natural gas distribution systems. One of the primary initiatives of Blueprint for the Future is the installation of smart meters (also known as Advanced Metering Infrastructure (AMI)) for electric and natural gas customers, which are subject to the approval of applicable state regulators. These smart meters allow the utilities, among other capabilities, to remotely read meters, significantly reduce the number of customer bills that are based on usage estimates, improve outage management and detection, and provide customers with more detailed information about their energy consumption.

Pepco Energy Services

Through Pepco Energy Services, Inc. and its subsidiaries (collectively, Pepco Energy Services), PHI also provides energy efficiency and renewable energy services primarily to government and institutional customers. Pepco Energy Services is engaged in the following businesses:

- providing energy efficiency services principally to federal, state and local government customers, and designing, constructing, and operating combined heat and power and central energy plants.
- providing high voltage electric construction and maintenance services to customers throughout the United States and low voltage electric construction and maintenance services and streetlight construction and asset management services to utilities, municipalities and other customers in the Washington, D.C. area.

Pepco Energy Services is in the process of winding down its competitive electricity and natural gas retail supply business and preparing for the retirement of its two oil-fired generating facilities.

Other Business Operations

Through Potomac Capital Investment Corporation (PCI), Pepco Holdings holds several cross-border energy lease investments involving public utility assets (primarily consisting of hydroelectric generation and coal-fired electric generation facilities and natural gas distribution networks) located outside of the United States. As of December 31, 2011, Pepco Holdings' equity investment in its cross-border energy leases was approximately $1.3 billion. For additional information concerning these cross-border energy lease investments, see Note (8), "Leasing Activities," and Note (17), "Commitments and Contingencies," to the consolidated financial statements.

PHI Service Company, a subsidiary service company of PHI, provides a variety of support services, including legal, accounting, treasury, tax, purchasing and information technology services, to PHI and its operating subsidiaries. These services are provided pursuant to a service agreement among PHI, PHI Service Company and the participating operating subsidiaries. The expenses of PHI Service Company are charged to PHI and the participating operating subsidiaries in accordance with cost allocation methods set forth in the service agreement.

Discontinued Operations

In April 2010, the Board of Directors approved a plan for the disposition of PHI's competitive wholesale power generation, marketing and supply business, which had been conducted through subsidiaries of Conectiv Energy Holding Company (Conectiv Energy). On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine Corporation (Calpine) for $1.64 billion. The disposition of Conectiv Energy's remaining assets and businesses not included in the Calpine sale, including its load service supply contracts, energy hedging portfolio and certain tolling agreements, has been substantially completed. The operations of Conectiv Energy, which previously comprised a separate segment for financial reporting purposes, are being accounted for as a discontinued operation. For further information on the former Conectiv Energy segment and the disposition of its assets, operations and obligations, see Note (20), "Discontinued Operations," to the consolidated financial statements.

Business Strategy

PHI's business strategy is to become a top-performing, regulated power delivery company focused on:

- investing in transmission and distribution infrastructure to improve reliability of electric service;
- building a smarter grid to automate certain functions on the electric system, restore power more efficiently and provide customers detailed energy information to help them control their energy costs;
- investing in advanced technologies, new processes and personnel to enhance the customer experience during power restoration, including delivering enhanced customer communications;
- pursuing a regulatory strategy that results in earning reasonable rates of return and timely cost recovery of PHI's investments;
- growing PHI's energy services business by providing comprehensive energy management solutions and developing, installing and operating renewable energy solutions; and
- demonstrating PHI's core values of safety, diversity and environmental stewardship through PHI's business approaches and tangible business practices and outcomes.

To further its business strategy, PHI may examine transactions involving its existing businesses, including entering into joint ventures, disposing of businesses or making acquisitions. PHI also may refine components of its business strategy as it deems necessary or appropriate in response to business factors and conditions, including regulatory requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

PHI, a Delaware corporation incorporated in 2001, is a holding company that, through its regulated public utility subsidiaries, is engaged primarily in the transmission, distribution and default supply of electricity and the distribution and supply of natural gas (Power Delivery). Through Pepco Energy Services, PHI provides energy efficiency services primarily to government and institutional customers and is in the process of winding down its competitive electricity and natural gas retail supply business. Each of Power Delivery and Pepco Energy Services constitutes a separate segment for financial reporting purposes. A third segment, Other Non-Regulated, owns a portfolio of seven cross-border energy lease investments.

The following table sets forth the percentage contributions to consolidated operating revenue and operating income from continuing operations attributable to the Power Delivery, Pepco Energy Services and Other Non-Regulated segments:

	December 31,		
	2011	2010	2009
Percentage of Consolidated Operating Revenue			
Power Delivery	79%	73%	67%
Pepco Energy Services	21%	27%	32%
Other Non-Regulated	—%	—%	1%
Percentage of Consolidated Operating Income			
Power Delivery	78%	81%	78%
Pepco Energy Services	5%	11%	14%
Other Non-Regulated	17%	8%	8%
Percentage of Power Delivery Operating Revenue			
Power Delivery Electric	95%	95%	95%
Power Delivery Gas	5%	5%	5%

Power Delivery

Power Delivery Electric consists primarily of the transmission, distribution and default supply of electricity, and Power Delivery Gas consists of the delivery and supply of natural gas. Power Delivery represents a single operating segment for financial reporting purposes.

Each utility comprising Power Delivery is a regulated public utility in the jurisdictions that encompass its service territory. Each company is responsible for the distribution of electricity and, in the case of DPL, natural gas in its service territory, for which it is paid tariff rates established by the applicable local public service commission in each jurisdiction. Each company also supplies electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive energy supplier. The regulatory term for this supply service is SOS in Delaware, the District of Columbia and Maryland, and BGS in New Jersey. In this report, these supply service obligations are referred to generally as Default Electricity Supply.

Pepco, DPL and ACE are also responsible for the transmission of wholesale electricity into and across their service territories. The rates each company is permitted to charge for the wholesale transmission of electricity are regulated by FERC. Transmission rates are updated annually based on a FERC-approved formula methodology.

The profitability of Power Delivery depends on its ability to recover costs and earn a reasonable return on its capital investments through the rates it is permitted to charge. Operating results also can be affected by economic conditions, energy prices and the impact of energy efficiency measures on customer usage of electricity.

In ACE and DPL's Delaware service territories, results historically have been seasonal, generally producing higher revenue and income in the warmest and coldest periods of the year. For retail customers of Pepco and DPL in Maryland and for customers of Pepco in the District of Columbia, revenue is not affected by season changes because a BSA was implemented for retail customers that provides for a fixed distribution charge per customer rather than a charge based upon energy usage. The BSA has the effect of decoupling the distribution revenue recognized in a reporting period from the amount of power delivered during the period. As a result, the only factors that will cause distribution revenue in Maryland and the District of Columbia to fluctuate from period to period are changes in the number of customers and changes in the approved distribution charge per customer. A comparable revenue decoupling mechanism for DPL electricity and natural gas customers in Delaware is under consideration by the Delaware Public Service Commission (DPSC). With respect to customers subject to a BSA, changes in usage (such as due to weather conditions, energy prices, energy efficiency programs or other reasons) from period to period have no impact on reported distribution revenue.

In accounting for the BSA in Maryland and the District of Columbia, a Revenue Decoupling Adjustment is recorded representing either (i) a positive adjustment equal to the amount by which revenue from Maryland and District of Columbia retail distribution sales falls short of the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer or (ii) a negative adjustment equal to the amount by which revenue from such distribution sales exceeds the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer.

The following are developments in some of the key initiatives of Power Delivery in 2011:

Reliability Enhancement and Emergency Restoration Improvement Plans

In 2010, PHI announced that Pepco had adopted and begun to implement comprehensive reliability enhancement plans in Maryland and the District of Columbia. These reliability enhancement plans include various initiatives to improve electrical system reliability, such as:

- enhanced vegetation management;
- the identification and upgrading of under-performing feeder lines;
- the addition of new facilities to support load;
- the installation of distribution automation systems on both the overhead and underground network system;
- the rejuvenation and replacement of underground residential cables;
- improvements to substation supply lines; and
- selective undergrounding of portions of existing above ground primary feeder lines, where appropriate to improve reliability.

During 2011, Pepco invested $120 million in capital expenditures on these reliability enhancement activities.

In 2011, prior to the start of the summer storm season, PHI initiated a program to improve Pepco's emergency restoration efforts that included, among other initiatives, an expansion and enhancement of customer service capabilities.

PHI has extended its reliability enhancement efforts to DPL and ACE. PHI's capital expenditures for continuing reliability enhancement efforts are included in the table of projected capital expenditures in the section titled "Capital Resources and Liquidity—Capital Expenditures."

Blueprint for the Future

Each of PHI's three utilities is participating in a PHI initiative referred to as "Blueprint for the Future." The installation of smart meters (also known as AMI), a key initiative of Blueprint for the Future, is almost complete for DPL electric customers in Delaware, with meter activation expected to be completed in the first quarter of 2012. Meter installation is still underway for Pepco customers in both the District of Columbia and Maryland, with installation of residential meters expected to be complete in the first and fourth quarters of 2012, respectively. The respective public service commissions have approved the creation of regulatory assets to defer AMI costs between rate cases, as well as the accrual of a return on the deferred costs. Thus, these costs will be recovered through base rates in the future. In addition to the replacement of existing meters, the AMI system involves the construction of a wireless network across the service territories of PHI's utility subsidiaries and the implementation and integration of new and existing information technology systems to collect and manage data made available by the advanced meters. The implementation of the AMI system involves a combination of technologies provided by multiple vendors.

Approval of AMI is still pending for electric customers in DPL's Maryland jurisdiction, and has been deferred in New Jersey.

In 2011, the DPSC approved DPL's request to implement dynamic pricing for its Delaware customers. Implementation for customers will be phased in between 2012 and 2014. Dynamic pricing has been approved in concept, with phase-in for residential customers beginning in 2012 for Pepco customers in Maryland. Customers in Pepco's District of Columbia jurisdiction have proposals pending with proposed phase-in for residential customers anticipated to begin in 2012. Dynamic pricing has been approved in concept pending AMI deployment authorization for DPL's Maryland customers and has been deferred for ACE's customers in New Jersey.

Regulatory Lag

An important factor in the ability of each of Pepco, DPL and ACE to earn its authorized rate of return is the willingness of applicable public service commissions to adequately recognize forward-looking costs in the utility's rate structure in order to address the shortfall in revenues due to the delay in time or "lag" between when costs are incurred and when they are reflected in rates. This delay is commonly known as "regulatory lag." Each of Pepco, DPL and ACE is currently experiencing significant regulatory lag because their investment in the rate base and their operating expenses are outpacing revenue growth. PHI is continuing to seek cost recovery and tracking mechanisms from applicable public service commissions to reduce the effects of regulatory lag.

Pepco Energy Services

Pepco Energy Services is engaged in the following businesses:

- providing energy efficiency services principally to federal, state and local government customers, and designing, constructing and operating combined heat and power and central energy plants.
- providing high voltage electric construction and maintenance services to customers throughout the United States and low voltage electric construction and maintenance services and streetlight construction and asset management services to utilities, municipalities and other customers in the Washington, D.C. area.

Pepco Energy Services also has been engaged in the business of providing retail energy supply services, consisting of the sale of electricity, including electricity from renewable resources, primarily to commercial, industrial and government customers located primarily in the mid-Atlantic and northeastern regions of the U.S., as well as Texas and Illinois, and the sale of natural gas to customers located primarily in the mid-Atlantic region. In December 2009, PHI announced that it will wind-down the retail energy supply component of the

Pepco Energy Services business. The decision was made after considering, among other factors, the return PHI earns by investing capital in the retail energy supply business as compared to alternative investments.

To effectuate the wind-down, Pepco Energy Services will continue to fulfill all of its commercial and regulatory obligations and perform its customer service functions to ensure that it meets the needs of its existing customers, but will not be entering into any new retail energy supply contracts. Operating revenues related to the retail energy supply business for the years ended December 31, 2011, 2010 and 2009 were $0.9 billion, $1.6 billion and $2.3 billion, respectively, and operating income for the same periods was $11 million, $59 million and $88 million, respectively.

PHI expects the operating results of the retail energy supply business, excluding the effects of unrealized mark-to-market gains or losses on derivatives contracts, to be profitable in 2012, based on its existing retail contracts and its corresponding portfolio of wholesale hedges, with immaterial losses beyond that date. Substantially all of Pepco Energy Services' retail customer obligations will be fully performed by June 1, 2014.

In connection with the operation of the retail energy supply business, as of December 31, 2011 and 2010, Pepco Energy Services had collateral pledged to counterparties primarily for the instruments it uses to hedge commodity price risk of approximately $113 million and $230 million, respectively. The collateral pledged as of December 31, 2011, included $1 million in the form of letters of credit and $112 million posted in cash. Pepco Energy Services estimates that at current market prices, with the wind-down of the retail energy supply business, an aggregate of 80% of the collateral will no longer need to be pledged by December 31, 2012, and substantially all collateral will no longer need to be pledged by June 1, 2014.

As a result of the decision to wind-down the retail energy supply business, Pepco Energy Services in the fourth quarter of 2009 recorded (i) a $4 million pre-tax impairment charge reflecting the write off of all goodwill allocated to the business and (ii) a pre-tax charge of less than $1 million related to employee severance.

Pepco Energy Services' remaining businesses will not be affected by the wind-down of the retail energy supply business.

Other Non-Regulated

Through its subsidiary PCI, PHI maintains a portfolio of cross-border energy lease investments with a book value at December 31, 2011 of approximately $1.3 billion. This activity constitutes a third operating segment, which is designated as "Other Non-Regulated," for financial reporting purposes. For a discussion of PHI's cross-border energy lease investments, see Note (8), "Leasing Activities—Investment in Finance Leases Held in Trust," and Note (17), "Commitments and Contingencies—PHI's Cross-Border Energy Lease Investments," to the consolidated financial statements.

Discontinued Operations

On April 20, 2010, the Board of Directors of PHI approved a plan for the disposition of Conectiv Energy. On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine for $1.64 billion. The disposition of all of Conectiv Energy's remaining assets and businesses not included in the Calpine sale, including its load service supply contracts, energy hedging portfolio and certain tolling agreements, has been substantially completed. The operations of Conectiv Energy, which previously comprised a separate segment for financial reporting purposes, have been classified as a discontinued operation in PHI's consolidated financial statements for each of the years ended December 31, 2011, 2010 and 2009, and the business is no longer being treated as a separate segment for financial reporting purposes. Accordingly, in this Management's Discussion and Analysis of Financial Condition and Results of Operations, all references to continuing operations exclude the operations of the former Conectiv Energy segment.

Earnings Overview

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

PHI's net income from continuing operations for the year ended December 31, 2011 was $260 million, or $1.15 per share, compared to $139 million, or $0.62 per share, for the year ended December 31, 2010.

Net income from continuing operations for the year ended December 31, 2010, included the charges set forth below in the business segments noted which are presented net of federal and state income taxes (assuming a composite tax rate of approximately 40%) and are in millions of dollars:

Debt extinguishment costs including treasury lock hedge (Corporate and Other)	$113
Restructuring charge (All segments)	$ 18
Effects of Pepco divestiture-related claims (Power Delivery)	$ 6

Excluding these items, net income from continuing operations would have been $276 million, or $1.24 per share, for the year ended December 31, 2010. PHI discloses net income from continuing operations and related per share data excluding these items because management believes that these items are not representative of PHI's ongoing business operations. Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance. The inclusion of this disclosure is intended to complement, and should not be considered as an alternative to, PHI's reported net income from continuing operations and related per share data in accordance with accounting principles generally accepted in the United States of America (GAAP).

PHI's net loss from discontinued operations for the year ended December 31, 2011 was $3 million, or $0.01 per share, compared to a net loss of $107 million, or $0.48 per share, for the year ended December 31, 2010.

PHI's net income (loss) for the years ended December 31, 2011 and 2010, by operating segment, is set forth in the table below (in millions of dollars):

	2011	2010	Change
Power Delivery	$210	$ 206	$ 4
Pepco Energy Services	24	36	(12)
Other Non-Regulated	35	25	10
Corporate and Other	(9)	(128)	119
Net Income from Continuing Operations	260	139	121
Discontinued Operations	(3)	(107)	104
Total PHI Net Income	$257	$ 32	$225

Discussion of Operating Segment Net Income Variances:

Power Delivery's $4 million increase in earnings was primarily due to the following:

- $23 million increase from higher distribution revenue primarily due to Regulated Transmission & Distribution (T&D) Electric and Regulated Gas distribution rate increases.
- $18 million increase associated with higher Default Electricity Supply margins, primarily resulting from an approval by the District of Columbia Public Service Commission (DCPSC) of an increase in Pepco's cost recovery rate for providing SOS in the District of Columbia, and adjustments to Pepco and DPL operating and maintenance expenses for providing SOS.
- $17 million increase from higher transmission revenue primarily attributable to higher rates effective June 1, 2010 and June 1, 2011, related to increases in transmission plant investment.

- $17 million increase due to a restructuring charge related to severance, pension and health and welfare benefits for employee terminations, associated with the reorganization of PHI in 2010.
- $6 million increase due to an order by the DCPSC in 2010 associated with the effects of Pepco divestiture-related claims.
- $56 million decrease due to higher operating and maintenance expenses primarily from increased system preventative maintenance and reliability activities.
- $10 million decrease in distribution revenues due to lower usage, including the effect of milder weather.
- $8 million decrease due to higher depreciation expense.

Pepco Energy Services' $12 million decrease in earnings was primarily due to mark-to-market losses of $18 million in 2011 on derivative contracts, lower earnings as a result of the ongoing wind-down of the retail energy supply business and lower capacity revenues from the generating facilities, partially offset by higher operating income from the energy services business.

Other Non-Regulated's $10 million increase in earnings was primarily due to favorable income tax adjustments and the gain on the early termination of certain cross-border energy leases, partially offset by lower financial investment portfolio activity (as further discussed in Note (8), "Leasing Activities—Investment in Finance Leases Held in Trust," and Note (12), "Income Taxes," to the consolidated financial statements.

Corporate and Other's $119 million decrease in loss was primarily due to the unfavorable impact of debt extinguishment costs in 2010 and lower interest expense in 2011 as a result of the reduction in outstanding debt due to the retirement of debt with the Conectiv Energy sale proceeds, partially offset by favorable income tax adjustments in 2010 from the release of certain deferred tax valuation allowances related to state net operating losses.

The $104 million decrease in the net loss from discontinued operations was primarily due to the 2010 write-down associated with the sale of the wholesale power generation business to Calpine and unrealized losses on derivative instruments no longer qualifying for cash flow hedge accounting, partially offset by gains in the 2010 period from sales of load service supply contracts.

Consolidated Results of Operations

The following results of operations discussion compares the year ended December 31, 2011, to the year ended December 31, 2010. All amounts in the tables (except sales and customers) are in millions of dollars.

Continuing Operations

Operating Revenue

A detail of the components of PHI's consolidated operating revenue is as follows:

	2011	2010	Change
Power Delivery	$4,650	$5,114	$ (464)
Pepco Energy Services	1,238	1,883	(645)
Other Non-Regulated	48	54	(6)
Corporate and Other	(16)	(12)	(4)
Total Operating Revenue	$5,920	$7,039	$(1,119)

Power Delivery Business

The following table categorizes Power Delivery's operating revenue by type of revenue.

	2011	2010	Change
Regulated T&D Electric Revenue	$1,891	$1,858	$ 33
Default Electricity Supply Revenue	2,462	2,951	(489)
Other Electric Revenue	67	68	(1)
Total Electric Operating Revenue	4,420	4,877	(457)
Regulated Gas Revenue	183	191	(8)
Other Gas Revenue	47	46	1
Total Gas Operating Revenue	230	237	(7)
Total Power Delivery Operating Revenue	$4,650	$5,114	$(464)

Regulated T&D Electric Revenue includes revenue from the distribution of electricity, including the distribution of Default Electricity Supply, by PHI's utility subsidiaries to customers within their service territories at regulated rates. Regulated T&D Electric Revenue also includes transmission service revenue that PHI's utility subsidiaries receive as transmission owners from PJM at rates regulated by FERC.

Default Electricity Supply Revenue is the revenue received from the supply of electricity by PHI's utility subsidiaries at regulated rates to retail customers who do not elect to purchase electricity from a competitive energy supplier. Depending on the jurisdiction, Default Electricity Supply is also known as SOS or BGS. The costs related to Default Electricity Supply are included in Fuel and Purchased Energy. Default Electricity Supply Revenue also includes revenue from Transition Bond Charges that ACE receives, and pays to ACE Funding, to fund the principal and interest payments on transition bonds issued by ACE Funding (Transition Bonds), and revenue in the form of transmission enhancement credits that PHI utility subsidiaries receive as transmission owners from PJM for approved regional transmission expansion plan costs.

Other Electric Revenue includes work and services performed on behalf of customers, including other utilities, which is generally not subject to price regulation. Work and services includes mutual assistance to other utilities, highway relocation, rentals of pole attachments, late payment fees and collection fees.

Regulated Gas Revenue includes the revenue DPL receives from on-system natural gas delivered sales and the transportation of natural gas for customers within its service territory at regulated rates.

Other Gas Revenue consists of DPL's off-system natural gas sales and the short-term release of interstate pipeline transportation and storage capacity not needed to serve customers. Off-system sales are made possible when low demand for natural gas by regulated customers creates excess pipeline capacity.

Regulated T&D Electric

	2011	2010	Change
Regulated T&D Electric Revenue			
Residential	$ 683	$ 683	$ —
Commercial and industrial	884	883	1
Transmission and other	324	292	32
Total Regulated T&D Electric Revenue	$ 1,891	$ 1,858	$ 33

	2011	2010	Change
Regulated T&D Electric Sales (Gigawatt hours(GWh))			
Residential	17,728	18,398	(670)
Commercial and industrial	31,282	32,045	(763)
Transmission and other	256	260	(4)
Total Regulated T&D Electric Sales	49,266	50,703	(1,437)

	2011	2010	Change
Regulated T&D Electric Customers (in thousands)			
Residential	1,636	1,635	1
Commercial and industrial	198	198	—
Transmission and other	2	2	—
Total Regulated T&D Electric Customers	1,836	1,835	1

The Pepco, DPL and ACE service territories are located within a corridor extending from the District of Columbia to southern New Jersey. These service territories are economically diverse and include key industries that contribute to the regional economic base.

- Commercial activity in the region includes banking and other professional services, government, insurance, real estate, shopping malls, casinos, stand alone construction and tourism.
- Industrial activity in the region includes chemical, glass, pharmaceutical, steel manufacturing, food processing and oil refining.

Regulated T&D Electric Revenue increased by $33 million primarily due to:

- An increase of $32 million due to distribution rate increases (Pepco in the District of Columbia effective March 2010 and July 2010, and in Maryland effective July 2010; DPL in Maryland effective July 2011, and in Delaware effective February 2011; and ACE in New Jersey effective June 2010).
- An increase of $32 million in transmission revenue primarily attributable to higher rates effective June 1, 2010 and June 1, 2011 related to increases in transmission plant investment.
- An increase of $11 million due to higher pass-through revenue (which is substantially offset by a corresponding increase in Other Taxes) primarily the result of rate increases in Montgomery County, Maryland utility taxes that are collected by Pepco on behalf of the county.
- An increase of $7 million primarily due to Pepco customer growth in 2011, primarily in the residential class.
- An increase of $2 million due to the implementation of the EmPower Maryland (a demand side management program) surcharge in March 2010 (which is substantially offset by a corresponding increase in Depreciation and Amortization).

The aggregate amount of these increases was partially offset by:

- A decrease of $30 million due to an ACE New Jersey Societal Benefit Charge rate decrease that became effective in January 2011 (which is offset in Deferred Electric Service Costs).
- A decrease of $11 million due to lower sales as a result of cooler weather during the spring and summer months of 2011, and warmer weather during the fall months of 2011, as compared to the corresponding periods in 2010.
- A decrease of $10 million due to lower non-weather related average customer usage.

Default Electricity Supply

	2011	2010	Change
Default Electricity Supply Revenue			
Residential	$1,668	$2,022	$(354)
Commercial and industrial	642	733	(91)
Other	152	196	(44)
Total Default Electricity Supply Revenue	$2,462	$2,951	$(489)

Other Default Electricity Supply Revenue consists primarily of (i) revenue from the resale by ACE in the PJM regional transmission organization (PJM RTO) market of energy and capacity purchased under contracts with unaffiliated non-utility generators (NUGs), and (ii) revenue from transmission enhancement credits.

	2011	2010	Change
Default Electricity Supply Sales (GWh)			
Residential	15,545	17,385	(1,840)
Commercial and industrial	6,168	7,034	(866)
Other	73	93	(20)
Total Default Electricity Supply Sales	21,786	24,512	(2,726)

	2011	2010	Change
Default Electricity Supply Customers (in thousands)			
Residential	1,432	1,525	(93)
Commercial and industrial	137	148	(11)
Other	—	1	(1)
Total Default Electricity Supply Customers	1,569	1,674	(105)

Default Electricity Supply Revenue decreased by $489 million primarily due to:

- A decrease of $200 million due to lower sales, primarily as a result of customer migration to competitive suppliers.
- A net decrease of $153 million as a result of lower Pepco and DPL Default Electricity Supply rates, partially offset by higher ACE rates.
- A decrease of $94 million due to lower sales as a result of cooler weather during the spring and summer months of 2011, and warmer weather during the fall months of 2011, as compared to the corresponding periods in 2010.
- A decrease of $40 million in wholesale energy and capacity resale revenues primarily due to the sale of lower volumes of electricity and capacity purchased from NUGs.

- A decrease of $3 million due to a decrease in revenue from Transmission Enhancement Credits.

The aggregate amount of these decreases was partially offset by:

- An increase of $3 million resulting from an approval by the DCPSC of an increase in Pepco's cost recovery rate for providing Default Electricity Supply in the District of Columbia to provide for recovery of higher cash working capital costs incurred in prior periods. The higher cash working capital costs were incurred when the billing cycle for providers of Default Electricity Supply was shortened from a monthly to a weekly period, effective in June 2009.

Total Default Electricity Supply Revenue for the 2011 period includes a decrease of $8 million in unbilled revenue attributable to ACE's BGS ($5 million decrease in net income), primarily due to lower customer usage and lower Default Electricity Supply rates during the unbilled revenue period at the end of 2011 as compared to the corresponding period in 2010. Under the BGS terms approved by the New Jersey Board of Public Utilities (NJBPU), ACE's BGS unbilled revenue is not included in the deferral calculation until it is billed to customers, and therefore has an impact on the results of operations in the period during which it is accrued.

Regulated Gas

	2011	2010	Change
Regulated Gas Revenue			
Residential	$113	$118	$(5)
Commercial and industrial	61	65	(4)
Transportation and other	9	8	1
Total Regulated Gas Revenue	$183	$191	$(8)

	2011	2010	Change
Regulated Gas Sales (billion cubic feet)			
Residential	7	8	(1)
Commercial and industrial	5	5	—
Transportation and other	7	6	1
Total Regulated Gas Sales	19	19	—

	2011	2010	Change
Regulated Gas Customers (in thousands)			
Residential	115	114	1
Commercial and industrial	9	9	—
Transportation and other	—	—	—
Total Regulated Gas Customers	124	123	1

DPL's natural gas service territory is located in New Castle County, Delaware. Several key industries contribute to the economic base as well as to growth.

- Commercial activity in the region includes banking and other professional services, government, insurance, real estate, shopping malls, stand alone construction and tourism.

- Industrial activity in the region includes chemical and pharmaceutical.

Regulated Gas Revenue decreased by $8 million primarily due to:

- A decrease of $17 million due to lower non-weather related average customer usage.

The decrease was partially offset by:

- An increase of $6 million due to higher sales primarily as a result of colder weather during the winter of 2011 as compared to the winter of 2010.
- An increase of $2 million due to a distribution rate increase effective February 2011.
- An increase of $2 million due to customer growth in 2011.

Pepco Energy Services

Pepco Energy Services' operating revenue decreased $645 million primarily due to:

- A decrease of $672 million due to lower retail supply sales volume primarily attributable to the ongoing wind-down of the retail energy supply business.
- A decrease of $33 million due to lower generation and capacity revenues at the generating facilities.

The aggregate amount of these decreases was partially offset by:

- An increase of $61 million due to increased energy services activities.

Operating Expenses

Fuel and Purchased Energy and Other Services Cost of Sales

A detail of PHI's consolidated Fuel and Purchased Energy and Other Services Cost of Sales is as follows:

	2011	2010	Change
Power Delivery	$2,490	$3,086	$ (596)
Pepco Energy Services	1,106	1,691	(585)
Corporate and Other	(2)	(6)	4
Total	$3,594	$4,771	$(1,177)

Power Delivery Business

Power Delivery's Fuel and Purchased Energy consists of the cost of electricity and natural gas purchased by its utility subsidiaries to fulfill their respective Default Electricity Supply and Regulated Gas obligations and, as such, is recoverable from customers in accordance with the terms of public service commission orders. It also includes the cost of natural gas purchased for off-system sales. Fuel and Purchased Energy expense decreased by $596 million primarily due to:

- A decrease of $300 million due to lower average electricity costs under Default Electricity Supply contracts.
- A decrease of $221 million primarily due to customer migration to competitive suppliers.
- A decrease of $83 million due to lower electricity sales primarily as a result of cooler weather during the spring and summer months of 2011, and warmer weather during the fall months of 2011, as compared to the corresponding periods in 2010.
- A decrease of $16 million in the cost of gas purchases for on-system sales as a result of lower average gas prices, lower volumes purchased and lower withdrawals from storage.
- A decrease of $11 million from the settlement of financial hedges entered into as part of DPL's hedge program for the purchase of regulated natural gas.

The aggregate amount of these decreases was partially offset by:

- An increase of $18 million in deferred electricity expense primarily due to lower Default Electricity Supply rates, which resulted in a higher rate of recovery of Default Electricity Supply costs.
- An increase of $18 million in deferred natural gas expense as a result of a higher rate of recovery of natural gas supply costs.

Pepco Energy Services

Pepco Energy Services' Fuel and Purchased Energy and Other Services Cost of Sales decreased $585 million primarily due to:

- A decrease of $621 million due to lower volumes of electricity and gas purchased to serve decreased retail supply sales volume as a result of the ongoing wind-down of the retail energy supply business.
- A decrease of $10 million due to lower fuel usage associated with the generating facilities.

The aggregate amount of these decreases was partially offset by:

- An increase of $46 million due to increased energy services activities.

Other Operation and Maintenance

A detail of PHI's Other Operation and Maintenance expense is as follows:

	2011	2010	Change
Power Delivery	$884	$809	$ 75
Pepco Energy Services	81	95	(14)
Other Non-Regulated	6	4	2
Corporate and Other	(57)	(24)	(33)
Total	$914	$884	$ 30

Other Operation and Maintenance expense for Power Delivery increased by $75 million primarily due to:

- An increase of $38 million associated with higher tree trimming and preventative maintenance costs.
- An increase of $13 million primarily due to higher 2011 DCPSC rate case costs and reliability audit expenses and due to 2010 Pepco adjustments for the deferral of (i) February 2010 severe winter storm costs of $5 million and (ii) distribution rate case costs of $4 million that previously were charged to other operation and maintenance expense. The adjustments were recorded in accordance with a MPSC rate order issued in August 2010 and a DCPSC rate order issued in February 2010, allowing for the recovery of the costs.
- An increase of $9 million in employee-related costs, primarily benefit expenses.
- An increase of $8 million primarily due to Pepco's emergency restoration improvement project and reliability improvement costs.
- An increase of $8 million in customer support service and system support costs.
- An increase of $6 million in communication costs.
- An increase of $5 million in corporate cost allocations, primarily due to higher contractor and outside legal counsel fees.

- An increase of $5 million related to New Jersey Societal Benefit Program costs that are deferred and recoverable.
- An increase of $4 million in emergency restoration costs. The increase is primarily related to significant incremental costs incurred for repair work following Hurricane Irene in August 2011. Costs incurred for repair work were $28 million, of which $22 million was deferred as regulatory assets to reflect the probable recovery of these storm costs in certain jurisdictions, and the remaining $6 million was charged to other operation and maintenance expense. Approximately $4 million of these total incremental storm costs have been estimated for the cost of restoration services provided by outside contractors. Since the invoices for such services had not been received at December 31, 2011, actual invoices may vary from these estimates. PHI's utility subsidiaries currently plan to seek recovery of the incremental Hurricane Irene costs in each of their various jurisdictions in pending or planned distribution rate case filings.
- An increase of $3 million in costs related to customer requested and mutual assistance work (primarily offset in other Electric T&D Revenue).

The aggregate amount of these increases was partially offset by:

- A decrease of $17 million resulting from adjustments recorded by PHI in 2011 associated with the accounting for DPL and Pepco Default Electricity Supply. These adjustments were primarily due to the under-recognition of allowed returns on working capital, uncollectible accounts, late fees and administrative costs.
- A decrease of $15 million in environmental remediation costs.

Restructuring Charge

As a result of PHI's organizational review in the second quarter of 2010, PHI's operating expenses include a pre-tax restructuring charge of $30 million for the year ended December 31, 2010, related to severance and health and welfare benefits to be provided to terminated employees.

Depreciation and Amortization

Depreciation and Amortization expense increased by $33 million to $426 million in 2011 from $393 million in 2010 primarily due to:

- An increase of $16 million in amortization of stranded costs as the result of higher revenue due to rate increases effective October 2010 for the ACE Transition Bond Charge and Market Transition Charge Tax (partially offset in Default Electricity Supply Revenue).
- An increase of $14 million due to utility plant additions.
- An increase of $4 million in amortization of regulatory assets primarily associated with the EmPower Maryland surcharge that became effective in March 2010 (which is substantially offset by a corresponding increase in Regulated T&D Electric Revenue).
- An increase of $1 million in amortization of software upgrades to Pepco's Energy Management System.

The aggregate amount of these increases was partially offset by:

- A decrease of $3 million primarily due to the higher 2010 recognition of asset retirement obligations associated with Pepco Energy Services generating facilities scheduled for deactivation in May 2012.

Other Taxes

Other Taxes increased by $17 million to $451 million in 2011 from $434 million in 2010. The increase was primarily due to:

- An increase of $16 million primarily due to rate increases in the Montgomery County, Maryland utility taxes that are collected and passed through by Pepco (substantially offset by a corresponding increase in Regulated T&D Electric Revenue).
- An increase of $5 million due to an adjustment in the third quarter of 2010 to correct certain errors related to other taxes.

The aggregate amount of these increases was partially offset by:

- A decrease of $5 million in the Energy Assistance Trust Fund surcharge primarily due to rate decreases effective October 2010 (substantially offset by a corresponding decrease in Regulated T&D Electric Revenue).

Gain on Early Termination of Finance Leases Held in Trust

PHI's operating expenses include a $39 million pre-tax gain for the year ended December 31, 2011 associated with the early termination of several lease investments included in its cross-border energy lease portfolio. For a further discussion of this transaction, see Note (8), "Leasing Activities," to the consolidated financial statements.

Deferred Electric Service Costs

Deferred Electric Service Costs, which relate only to ACE, represent (i) the over- or under-recovery of electricity costs incurred by ACE to fulfill its Default Electricity Supply obligation and (ii) the over- or under-recovery of New Jersey Societal Benefit Program costs incurred by ACE. The cost of electricity purchased is reported under Fuel and Purchased Energy and the corresponding revenue is reported under Default Electricity Supply Revenue. The cost of New Jersey Societal Benefit Programs is reported under Other Operation and Maintenance and the corresponding revenue is reported under Regulated T&D Electric Revenue.

Deferred Electric Service Costs increased by $45 million, to an expense reduction of $63 million in 2011 as compared to an expense reduction of $108 million in 2010, primarily due to higher Default Electricity Supply Revenue rates and lower electricity supply costs.

Effects of Pepco Divestiture-Related Claims

The DCPSC on May 18, 2010 issued an order addressing all of the outstanding issues relating to Pepco's obligation to share with its District of Columbia customers the net proceeds realized by Pepco from the sale of its generation-related assets in 2000. This order disallowed certain items that Pepco had included in the costs it deducted in calculating the net proceeds of the sale. The disallowance of these costs, together with interest, increased the aggregate amount Pepco is required to distribute to customers by approximately $11 million. PHI recognized a pre-tax expense of $11 million for the year ended December 31, 2010.

Other Income (Expenses)

Other Expenses (which are net of Other Income) decreased by $246 million primarily due to the loss on extinguishment of debt that was recorded in 2010 and lower interest expense in 2011 resulting from the reduction in outstanding long term debt in 2010 with the proceeds from the Conectiv Energy sale.

Loss on Extinguishment of Debt

In 2010, PHI purchased or redeemed senior notes in the aggregate principal amount of $1,194 million. In connection with these transactions, PHI recorded a pre-tax loss on extinguishment of debt of $189 million in 2010, $174 million of which was attributable to the retirement of the debt and $15 million of which related to the acceleration of losses on treasury rate lock transactions associated with the retired debt. For a further discussion of these transactions, see Note (11), "Debt," to the consolidated financial statements.

Income Tax Expense

PHI's consolidated effective tax rates from continuing operations for the years ended December 31, 2011 and 2010 were 36.4% and 7.3%, respectively. The increase in the effective tax rate was primarily due to the recognition of certain tax benefits in 2010 that did not recur in 2011 and PHI's early termination of its interest in certain cross-border energy leases in 2011.

In 2010, certain PHI subsidiaries were restructured which subjected PHI to state income taxes in new jurisdictions and resulted in current state tax benefits that were recorded in 2010 and did not recur in 2011. Specifically, on April 1, 2010, as part of an ongoing effort to simplify PHI's organizational structure, certain of PHI's subsidiaries were converted from corporations to single member limited liability companies. In addition to increased organizational flexibility and reduced administrative costs, converting these entities to limited liability companies allows PHI to include income or losses in the former corporations in a single state income tax return, thus increasing the utilization of state income tax attributes. As a result of inclusions of income or losses in a single state return as discussed above, PHI recorded an $8 million benefit by reversing a valuation allowance on certain state net operating losses and an additional benefit of $6 million resulting from changes to certain state deferred tax benefits.

In addition, in November 2010, PHI reached final settlement with the IRS with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. In connection with the settlement, PHI reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In light of the settlement and reallocations, PHI has recalculated the estimated interest due for the tax years 1996 to 2002. The revised estimate resulted in the reversal of $15 million (after-tax) of estimated interest due to the IRS which was recorded as an income tax benefit in the fourth quarter of 2010.

In 2011, a $17 million (after-tax) income tax benefit was recorded in the first quarter when PHI reached a settlement with the IRS related to the calculation of interest due as a result of the November 2010 audit settlement. This benefit was more than offset during the second quarter of 2011, when PHI terminated early its interest in certain cross-border energy leases prior to the end of their stated term. As a result of the early terminations, PHI reversed $22 million of previously recognized federal tax benefits associated with those leases that will not be realized.

Discontinued Operations

For the year ended December 31, 2011, the $3 million loss from discontinued operations, net of income taxes, consists of an after-tax loss from operations of $1 million and after-tax net loss of $2 million from dispositions of assets and businesses.

The following results of operations discussion is for the year ended December 31, 2010, compared to the year ended December 31, 2009. All amounts in the tables (except sales and customers) are in millions of dollars.

Continuing Operations

Operating Revenue

A detail of the components of PHI's consolidated operating revenue is as follows:

	2010	2009	Change
Power Delivery	$5,114	$4,980	$ 134
Pepco Energy Services	1,883	2,383	(500)
Other Non-Regulated	54	51	3
Corporate and Other	(12)	(12)	—
Total Operating Revenue	$7,039	$7,402	$(363)

Power Delivery Business

The following table categorizes Power Delivery's operating revenue by type of revenue.

	2010	2009	Change
Regulated T&D Electric Revenue	$1,858	$1,653	$205
Default Electricity Supply Revenue	2,951	2,990	(39)
Other Electric Revenue	68	69	(1)
Total Electric Operating Revenue	4,877	4,712	165
Regulated Gas Revenue	191	228	(37)
Other Gas Revenue	46	40	6
Total Gas Operating Revenue	237	268	(31)
Total Power Delivery Operating Revenue	$5,114	$4,980	$134

Regulated T&D Electric Revenue includes revenue from the distribution of electricity, including the distribution of Default Electricity Supply, by PHI's utility subsidiaries to customers within their service territories at regulated rates. Regulated T&D Electric Revenue also includes transmission service revenue that PHI's utility subsidiaries receive as transmission owners from PJM at rates regulated by FERC.

Default Electricity Supply Revenue is the revenue received from the supply of electricity by PHI's utility subsidiaries at regulated rates to retail customers who do not elect to purchase electricity from a competitive energy supplier. Depending on the jurisdiction, Default Electricity Supply is also known as SOS or BGS. The costs related to Default Electricity Supply are included in Fuel and Purchased Energy. Default Electricity Supply Revenue also includes revenue from Transition Bond Charges that ACE receives, and pays to ACE Funding, to fund the principal and interest payments on Transition Bonds issued by ACE Funding, and revenue in the form of transmission enhancement credits that PHI utility subsidiaries receive as transmission owners from PJM for approved regional transmission expansion plan costs.

Other Electric Revenue includes work and services performed on behalf of customers, including other utilities, which is generally not subject to price regulation. Work and services includes mutual assistance to other utilities, highway relocation, rentals of pole attachments, late payment fees and collection fees.

Regulated Gas Revenue includes the revenue DPL receives from on-system natural gas delivered sales and the transportation of natural gas for customers within its service territory at regulated rates.

Other Gas Revenue consists of DPL's off-system natural gas sales and the short-term release of interstate pipeline transportation and storage capacity not needed to serve customers. Off-system sales are made possible when low demand for natural gas by regulated customers creates excess pipeline capacity.

Regulated T&D Electric

	2010	2009	Change
Regulated T&D Electric Revenue			
Residential	$ 683	$ 596	$ 87
Commercial and industrial	883	804	79
Transmission and other	292	253	39
Total Regulated T&D Electric Revenue	$ 1,858	$ 1,653	$ 205

	2010	2009	Change
Regulated T&D Electric Sales (GWh)			
Residential	18,398	16,871	1,527
Commercial and industrial	32,045	31,570	475
Transmission and other	260	261	(1)
Total Regulated T&D Electric Sales	50,703	48,702	2,001

	2010	2009	Change
Regulated T&D Electric Customers (in thousands)			
Residential	1,635	1,623	12
Commercial and industrial	198	198	—
Transmission and other	2	2	—
Total Regulated T&D Electric Customers	1,835	1,823	12

The Pepco, DPL and ACE service territories are located within a corridor extending from the District of Columbia to southern New Jersey. These service territories are economically diverse and include key industries that contribute to the regional economic base.

- Commercial activity in the region includes banking and other professional services, government, insurance, real estate, shopping malls, casinos, stand alone construction and tourism.
- Industrial activity in the region includes chemical, glass, pharmaceutical, steel manufacturing, food processing and oil refining.

Regulated T&D Electric Revenue increased by $205 million primarily due to:

- An increase of $61 million due to higher pass-through revenue (which is substantially offset by a corresponding increase in Other Taxes) primarily the result of rate increases in Montgomery County, Maryland utility taxes that are collected by Pepco on behalf of the county.
- An increase of $46 million due to distribution rate increases (Pepco in the District of Columbia effective November 2009 and March 2010; DPL in Maryland effective December 2009; DPL in Delaware effective April 2010; and ACE in New Jersey effective June 2010).
- An increase of $37 million in transmission revenue primarily attributable to higher rates effective June 1, 2010 related to an increase in transmission plant investment.
- An increase of $26 million due to higher revenue in the District of Columbia, Delaware and New Jersey service territories, primarily as a result of warmer weather during the spring and summer months of 2010 as compared to 2009. Distribution revenue in Maryland was decoupled from consumption in 2010 and 2009, and therefore, the weather in this jurisdiction does not affect the period-to-period comparison. The BSA was not implemented in the District of Columbia until November 2009, and therefore, the period-to-period comparison is affected by weather.
- An increase of $15 million due to the implementation of the EmPower Maryland surcharge in March 2010 (which is substantially offset by a corresponding increase in Depreciation and Amortization).

- An increase of $9 million due to higher non-weather related average customer usage.
- An increase of $8 million due to Pepco customer growth of 1% in 2010, primarily in the residential class.

Default Electricity Supply

	2010	2009	Change
Default Electricity Supply Revenue			
Residential	$2,022	$1,915	$ 107
Commercial and industrial	733	915	(182)
Other	196	160	36
Total Default Electricity Supply Revenue	$2,951	$2,990	$ (39)

Other Default Electricity Supply Revenue consists primarily of (i) revenue from the resale by ACE in the PJM RTO market of energy and capacity purchased under contracts with unaffiliated NUGs, and (ii) revenue from Transmission Enhancement Credits.

	2010	2009	Change
Default Electricity Supply Sales (GWh)			
Residential	17,385	16,274	1,111
Commercial and industrial	7,034	8,470	(1,436)
Other	93	101	(8)
Total Default Electricity Supply Sales	24,512	24,845	(333)

	2010	2009	Change
Default Electricity Supply Customers (in thousands)			
Residential	1,525	1,572	(47)
Commercial and industrial	148	159	(11)
Other	1	2	(1)
Total Default Electricity Supply Customers	1,674	1,733	(59)

Default Electricity Supply Revenue decreased by $39 million primarily due to:

- A decrease of $200 million due to lower sales, primarily as a result of commercial customer migration to competitive suppliers.
- A decrease of $59 million as a result of lower Default Electricity Supply rates.

The aggregate amount of these decreases was partially offset by:

- An increase of $144 million due to higher sales primarily as a result of warmer weather during the spring and summer months of 2010 as compared to 2009.
- An increase of $40 million due to higher non-weather related average customer usage.
- An increase of $29 million in wholesale energy and capacity revenues primarily due to higher market prices for the sale of electricity and capacity purchased from NUGs.
- An increase of $8 million due to an increase in revenue from transmission enhancement credits.

Total Default Electricity Supply Revenue for the 2010 period includes an increase of $8 million in unbilled revenue attributable to ACE's BGS ($5 million increase in net income), primarily due to lower customer usage and lower Default Electricity Supply rates during the unbilled revenue period at the end of 2010 as compared to the corresponding period in 2009. Under the BGS terms approved by the NJBPU, ACE's BGS unbilled revenue is not included in the deferral calculation until it is billed to customers, and therefore has an impact on the results of operations in the period during which it is accrued.

Regulated Gas

	2010	2009	Change
Regulated Gas Revenue			
Residential	$118	$139	$(21)
Commercial and industrial	65	81	(16)
Transportation and other	8	8	—
Total Regulated Gas Revenue	$191	$228	$(37)

	2010	2009	Change
Regulated Gas Sales (billion cubic feet)			
Residential	8	8	—
Commercial and industrial	5	5	—
Transportation and other	6	6	—
Total Regulated Gas Sales	19	19	—

	2010	2009	Change
Regulated Gas Customers (in thousands)			
Residential	114	113	1
Commercial and industrial	9	10	(1)
Transportation and other	—	—	—
Total Regulated Gas Customers	123	123	—

DPL's natural gas service territory is located in New Castle County, Delaware. Several key industries contribute to the economic base as well as to growth.

- Commercial activity in the region includes banking and other professional services, government, insurance, real estate, shopping malls, stand alone construction and tourism.
- Industrial activity in the region includes chemical and pharmaceutical.

Regulated Gas Revenue decreased by $37 million primarily due to:

- A decrease of $22 million due to Gas Cost Rate (GCR) decreases effective March 2009 and November 2009.
- A decrease of $14 million due to lower sales as a result of milder weather during the winter months of 2010 as compared to 2009.

Other Gas Revenue

Other Gas Revenue increased by $6 million primarily due to higher revenue from off-system sales resulting from:

- An increase of $4 million due to higher demand from electric generators and natural gas marketers.
- An increase of $2 million due to higher market prices.

Pepco Energy Services

Pepco Energy Services' operating revenue decreased $500 million primarily due to:

- A decrease of $651 million due to lower retail electricity sales volume due to the ongoing wind-down of the retail energy supply business.

The decrease is partially offset by:

- An increase of $100 million due to higher electricity generation output as the result of completed transmission construction projects and warmer than normal weather, and lower Reliability Pricing Model charges associated with the generating facilities.
- An increase of $38 million due to increased energy services activities.
- An increase of $13 million due to a higher retail natural gas supply load as the result of 2009 customer acquisitions, partially offset by lower retail natural gas prices.

Operating Expenses

Fuel and Purchased Energy and Other Services Cost of Sales

A detail of PHI's consolidated Fuel and Purchased Energy and Other Services Cost of Sales is as follows:

	2010	2009	Change
Power Delivery	$3,086	$3,243	$(157)
Pepco Energy Services	1,691	2,179	(488)
Corporate and Other	(6)	(7)	1
Total	$4,771	$5,415	$(644)

Power Delivery Business

Power Delivery's Fuel and Purchased Energy consists of the cost of electricity and natural gas purchased by its utility subsidiaries to fulfill their respective Default Electricity Supply and Regulated Gas obligations and, as such, is recoverable from customers in accordance with the terms of public service commission orders. It also includes the cost of natural gas purchased for off-system sales. Fuel and Purchased Energy expense decreased by $157 million primarily due to:

- A decrease of $197 million primarily due to commercial customer migration to competitive suppliers.
- A decrease of $59 million in deferred electricity expense primarily due to lower Default Electricity Supply Revenue rates, which resulted in a lower rate of recovery of Default Electricity Supply costs.
- A decrease of $17 million in deferred natural gas expense as a result of a lower rate of recovery of natural gas supply costs.
- A decrease of $14 million due to lower average electricity costs under Default Electricity Supply contracts.
- A decrease of $12 million from the settlement of financial hedges entered into as part of DPL's hedge program for the purchase of regulated natural gas.

The aggregate amount of these decreases was partially offset by:

- An increase of $143 million due to higher electricity sales primarily as a result of warmer weather during the spring and summer months of 2010 as compared to 2009.

Pepco Energy Services

Pepco Energy Services' Fuel and Purchased Energy and Other Services Cost of Sales decreased $488 million primarily due to:

- A decrease of $571 million due to lower volumes of electricity purchased to serve decreased retail customer load as a result of the ongoing wind-down of the retail energy supply business.

The decrease is partially offset by:

- An increase of $42 million due to increased energy services activities.
- An increase of $27 million due to higher fuel usage associated with the generating facilities.
- An increase of $15 million due to a higher retail natural gas supply load as the result of 2009 customer acquisitions, partially offset by lower wholesale natural gas prices.

Other Operation and Maintenance

A detail of PHI's Other Operation and Maintenance expense is as follows:

	2010	2009	Change
Power Delivery	$809	$752	$57
Pepco Energy Services	95	90	5
Other Non-Regulated	4	2	2
Corporate and Other	(24)	(25)	1
Total	$884	$819	$65

Other Operation and Maintenance expense for Power Delivery increased by $57 million; however, excluding an increase of $11 million primarily related to bad debt and administrative expenses that are deferred and recoverable in Default Electricity Supply Revenue, Other Operation and Maintenance expense increased by $46 million. The $46 million increase was primarily due to:

- An increase of $33 million in emergency restoration costs primarily due to severe storms in February, July and August 2010.
- An increase of $17 million in estimated environmental remediation costs.
- An increase of $14 million primarily due to higher tree trimming and preventative maintenance costs.
- An increase of $5 million primarily due to system support and customer support service costs.

The aggregate amount of these increases was partially offset by:

- A decrease of $17 million in employee-related costs, primarily due to lower pension and other postretirement benefit (OPEB) expenses.
- A decrease of $9 million primarily due to Pepco deferral of (i) February 2010 severe winter storm costs, and (ii) distribution rate case costs, which in each case originally had been charged to Other Operation and Maintenance expense. These deferrals were recorded in accordance with a Maryland Public Service Commission (MPSC) rate order issued in August 2010 and a District of Columbia Public Service Commission (DCPSC) rate order issued in February 2010, respectively, authorizing the establishment of regulatory assets for the recovery of these costs.

Other Operation and Maintenance expense for Pepco Energy Services increased $5 million, primarily due to increases of $8 million in power plant operating costs and $3 million due to the repair cost of a distribution system pipe leak; partially offset by a decrease of $5 million in bad debt expense.

Restructuring Charge

As a result of PHI's organizational review in the second quarter of 2010, PHI's operating expenses include a pre-tax restructuring charge of $30 million for the year ended December 31, 2010, related to severance and health and welfare benefits to be provided to terminated employees.

Depreciation and Amortization

Depreciation and Amortization expense increased by $44 million to $393 million in 2010 from $349 million in 2009 primarily due to:

- An increase of $12 million in amortization of regulatory assets primarily due to the EmPower Maryland surcharge that became effective in March 2010 (which is substantially offset by a corresponding increase in Regulated T&D Electric Revenue).
- An increase of $10 million due to utility plant additions.
- An increase of $8 million due to higher amortization by ACE of stranded costs, primarily the result of higher revenue due to increases in sales (partially offset in Default Electricity Supply Revenue).
- An increase of $4 million primarily due to the recognition of asset retirement obligations associated with Pepco Energy Services generating facilities scheduled for deactivation in May 2012.
- An increase of $2 million in the amortization of demand-side management program deferred expenses.

Other Taxes

Other Taxes increased by $66 million to $434 million in 2010 from $368 million in 2009. The increase was primarily due to increased pass-throughs experienced by Power Delivery (which are substantially offset by a corresponding increase in Regulated T&D Electric Revenue) primarily resulting from utility tax rate increases imposed by Montgomery County, Maryland.

Deferred Electric Service Costs

Deferred Electric Service Costs, which relate only to ACE, represent (i) the over- or under-recovery of electricity costs incurred by ACE to fulfill its Default Electricity Supply obligation and (ii) the over- or under-recovery of New Jersey Societal Benefit Program costs incurred by ACE. The cost of electricity purchased is reported under Fuel and Purchased Energy and the corresponding revenue is reported under Default Electricity Supply Revenue. The cost of New Jersey Societal Benefit Programs is reported under Other Operation and Maintenance and the corresponding revenue is reported under Regulated T&D Electric Revenue.

Deferred Electric Service Costs increased by $53 million, to an expense reduction of $108 million in 2010 as compared to an expense reduction of $161 million in 2009, primarily due to an increase in deferred electricity expense as a result of lower electricity supply costs and higher Default Electricity Supply Revenue rates.

Effects of Pepco Divestiture-Related Claims

District of Columbia Divestiture Case

The DCPSC on May 18, 2010 issued an order addressing all of the outstanding issues relating to Pepco's obligation to share with its District of Columbia customers the net proceeds realized by Pepco from the sale of its generation-related assets in 2000. This order disallowed certain items that Pepco had included in the costs it deducted in calculating the net proceeds of the sale. The disallowance of these costs, together with interest, increased the aggregate amount Pepco was required to distribute to customers by approximately $11 million. PHI recognized a pre-tax expense of $11 million for the year ended December 31, 2010.

Settlement of Mirant Bankruptcy Claims

In March 2009, the DCPSC approved an allocation between Pepco and its District of Columbia customers of the District of Columbia portion of the Mirant bankruptcy settlement proceeds remaining after the transfer of the power purchase agreement between Pepco and Panda-Brandywine, L.P. As a result, Pepco recorded a pre-tax gain of $14 million in the first quarter of 2009 reflecting the District of Columbia proceeds retained by Pepco. In July 2009, the MPSC approved an allocation between Pepco and its Maryland customers of the Maryland portion of the Mirant bankruptcy settlement proceeds. As a result, Pepco recorded a pre-tax gain of $26 million in the third quarter of 2009 reflecting the Maryland proceeds retained by Pepco.

Other Income (Expenses)

Other Expenses (which are net of Other Income) increased by $153 million primarily due to a $189 million loss on extinguishment of debt that was recorded in 2010 as further discussed below, partially offset by lower interest expense of $34 million.

Loss on Extinguishment of Debt

In 2010, PHI purchased or redeemed senior notes in the aggregate principal amount of $1,194 million. In connection with these transactions, PHI recorded a pre-tax loss on extinguishment of debt of $189 million in 2010, $174 million of which was attributable to the retirement of the debt and $15 million of which related to the acceleration of losses on treasury rate lock transactions associated with debt that was retired. For a further discussion of these transactions, see Note (11), "Debt," to the consolidated financial statements.

Income Tax Expense

PHI's consolidated effective tax rates from continuing operations for the years ended December 31, 2010 and 2009 were 7.3% and 31.8%, respectively. The reduction in the effective tax rate is primarily due to two factors. The first is the recording of current state tax benefits resulting from the restructuring of certain PHI subsidiaries which subjected PHI to state income taxes in new jurisdictions. On April 1, 2010, as part of an ongoing effort to simplify PHI's organizational structure, certain of PHI's subsidiaries were converted from corporations to single member limited liability companies. In addition to increased organizational flexibility and reduced administrative costs, converting these entities to limited liability companies allows PHI to include income or losses in the former corporations in a single state income tax return, thus increasing the utilization of state income tax attributes. As a result of inclusions of income or losses in a single state return as discussed above, PHI recorded an $8 million benefit by reversing a valuation allowance on certain state net operating losses and an additional benefit of $6 million resulting from changes to certain state deferred tax benefits.

The second factor is the reversal of accrued interest on uncertain and effectively settled tax positions resulting from final settlement with the IRS of certain open tax years. In November 2010, PHI reached final settlement with the IRS with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. In connection with the settlement, PHI reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In light of the settlement and reallocations, PHI has recalculated the estimated interest due for the tax years 1996 to 2002. The revised estimate has resulted in the reversal of $15 million of previously accrued estimated interest due to the IRS. This reversal has been recorded as an income tax benefit in 2010, and PHI recorded an additional tax benefit of $17 million (after-tax) in the second quarter of 2011 when the IRS finalized its calculation of the amount of interest due.

Discontinued Operations

For the year ended December 31, 2010, the $107 million loss from discontinued operations, net of income taxes, consists of after-tax income from operations of $6 million and after-tax net losses of $113 million from dispositions of assets and businesses.

Capital Resources and Liquidity

This section discusses PHI's working capital, cash flow activity, capital requirements and other uses and sources of capital.

Working Capital

At December 31, 2011, PHI's current assets on a consolidated basis totaled $1.4 billion and its current liabilities totaled $1.9 billion, resulting in a working capital deficit of $422 million. PHI expects the working capital deficit at December 31, 2011 to be funded during 2012 in part through cash flow from operations. Additional working capital will be provided by anticipated reductions in collateral requirements due to the ongoing wind-down of the Pepco Energy Services retail energy supply business. At December 31, 2010, PHI's current assets on a consolidated basis totaled $1.8 billion and its current liabilities totaled $1.8 billion. The decrease in working capital from December 31, 2010 to December 31, 2011 was primarily due to a decrease in prepayments of income taxes and an increase in short-term debt. Prepayments of income taxes have decreased in 2011 because certain net operating losses that were classified as current assets in 2010 were reclassified as long-term assets in 2011. Short-term debt increased to temporarily support higher spending by the utilities on infrastructure investments and reliability initiatives until permanent financing is obtained.

At December 31, 2011, PHI's cash and current cash equivalents totaled $109 million, of which $87 million was invested in money market funds, and the balance was held as cash and uncollected funds. Current restricted cash equivalents (cash that is available to be used only for designated purposes) totaled $11 million. At December 31, 2010, PHI's cash and current cash equivalents totaled $21 million, of which $1 million was reflected on the balance sheet in Conectiv Energy assets held for sale, and its current restricted cash equivalents totaled $11 million.

A detail of PHI's short-term debt balance and its current maturities of long-term debt and project funding balance follows:

	As of December 31, 2011 (millions of dollars)						
Type	**PHI Parent**	**Pepco**	**DPL**	**ACE**	**ACE Funding**	**Pepco Energy Services**	**PHI Consolidated**
Variable Rate Demand Bonds	$ —	$—	$105	$ 23	$—	$18	$146
Commercial Paper	465	74	47	—	—	—	586
Total Short-Term Debt	$465	$74	$152	$ 23	$—	$18	$732
Current Maturities of Long-Term Debt and Project Funding	$ —	$—	$ 66	$ —	$37	$ 9	$112

	As of December 31, 2010 (millions of dollars)						
Type	**PHI Parent**	**Pepco**	**DPL**	**ACE**	**ACE Funding**	**Pepco Energy Services**	**PHI Consolidated**
Variable Rate Demand Bonds	$ —	$—	$105	$ 23	$—	$18	$146
Commercial Paper	230	—	—	158	—	—	388
Total Short-Term Debt	$230	$—	$105	$181	$—	$18	$534
Current Maturities of Long-Term Debt and Project Funding	$ —	$—	$ 35	$ —	$35	$ 5	$ 75

Credit Facility

PHI, Pepco, DPL and ACE maintain an unsecured syndicated credit facility to provide for their respective liquidity needs, including obtaining letters of credit, borrowing for general corporate purposes and supporting their commercial paper programs. On August 1, 2011, PHI, Pepco, DPL and ACE entered into an amended and restated credit agreement with respect to the facility, which among other changes, extended the expiration date of the facility to August 1, 2016.

The aggregate borrowing limit under the facility is $1.5 billion, all or any portion of which may be used to obtain loans and up to $500 million of which may be used to obtain letters of credit. The facility also includes a swingline loan sub-facility, pursuant to which each company may make same day borrowings in an aggregate amount not to exceed 10% of the total amount of the facility. Any swingline loan must be repaid by the borrower within fourteen days of receipt. The initial credit sublimit for PHI is $750 million and $250 million for each of Pepco, DPL and ACE. The sublimits may be increased or decreased by the individual borrower during the term of the facility, except that (i) the sum of all of the borrower sublimits following any such increase or decrease must equal the total amount of the facility and (ii) the aggregate amount of credit used at any given time by (a) PHI may not exceed $1.25 billion and (b) each of Pepco, DPL or ACE may not exceed the lesser of $500 million and the maximum amount of short-term debt the company is permitted to have outstanding by its regulatory authorities. The total number of the sublimit reallocations may not exceed eight per year during the term of the facility.

The interest rate payable by each company on utilized funds is, at the borrowing company's election, (i) the greater of the prevailing prime rate, the federal funds effective rate plus 0.5% and one month LIBOR plus 1.0%, or (ii) the prevailing Eurodollar rate, plus a margin that varies according to the credit rating of the borrower.

In order for a borrower to use the facility, certain representations and warranties must be true and correct, and the borrower must be in compliance with specified financial covenants, including (i) the requirement that each borrowing company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, which calculation excludes from the definition of total indebtedness certain trust preferred securities and deferrable interest subordinated debt (not to exceed 15% of total capitalization), (ii) with certain exceptions, a restriction on sales or other dispositions of assets, and (iii) a restriction on the incurrence of liens on the assets of a borrower or any of its significant subsidiaries other than permitted liens. The credit agreement contains certain covenants and other customary agreements and requirements that, if not complied with, could result in an event of default and the acceleration of repayment obligations of one or more of the borrowers thereunder. Each of the borrowers was in compliance with all financial covenants under this facility as of December 31, 2011.

The absence of a material adverse change in PHI's business, property, results of operations or financial condition is not a condition to the availability of credit under the credit agreement. The credit agreement does not include any rating triggers.

PHI, Pepco, DPL and ACE maintain commercial paper programs to address short-term liquidity needs. As of December 31, 2011, the maximum capacity available under these programs was $875 million, $500 million, $500 million and $250 million, respectively. In January 2012, the Board of Directors approved an increase in PHI's maximum to $1.25 billion.

PHI, Pepco and DPL had $465 million, $74 million and $47 million, respectively, of commercial paper outstanding at December 31, 2011. ACE had no commercial paper outstanding at December 31, 2011. The weighted average interest rate for commercial paper issued by PHI, Pepco, DPL and ACE during 2011 was 0.64%, 0.35%, 0.34% and 0.33%, respectively. The weighted average maturity of all commercial paper issued by PHI, Pepco, DPL and ACE in 2011 was eleven, two, two and six days, respectively.

Cash and Credit Facility Available as of December 31, 2011

	Consolidated PHI	PHI Parent	Utility Subsidiaries
		(millions of dollars)	
Credit Facility (Total Capacity)	$1,500	$750	$750
Less: Letters of Credit issued	7	2	5
Commercial Paper outstanding	586	465	121
Remaining Credit Facility Available	907	283	624
Cash Invested in Money Market Funds (a)	87	—	87
Total Cash and Credit Facility Available	$ 994	$283	$711

(a) Cash and cash equivalents reported on the balance sheet of $109 million includes $22 million of cash and uncollected funds.

Collateral Requirements of Pepco Energy Services

In conducting its retail energy supply business, Pepco Energy Services, during periods of declining energy prices, has been exposed to the asymmetrical risk of having to post collateral under its wholesale purchase contracts without receiving a corresponding amount of collateral from its retail customers. To partially address these asymmetrical collateral obligations, Pepco Energy Services, in the first quarter of 2009, entered into a credit intermediation arrangement with Morgan Stanley Capital Group, Inc. (MSCG). Under this arrangement, MSCG, in consideration for the payment to MSCG of certain fees, (i) assumed by novation, the electricity purchase obligations of Pepco Energy Services in years 2009 through 2011 under several wholesale purchase contracts, and (ii) supplied electricity to Pepco Energy Services on the same terms as the novated transactions, but without imposing on Pepco Energy Services any obligation to post collateral based on changes in electricity prices. The upfront fees incurred by Pepco Energy Services in 2009 in the amount of $25 million was amortized into expense in declining amounts over the life of the arrangement based on the fair value of the underlying contracts at the time of the novation. For the years ended December 31, 2011, 2010 and 2009, approximately $1 million, $8 million and $16 million, respectively, of the fees have been amortized and reflected in interest expense.

In relation to the wind-down of its retail energy supply business, Pepco Energy Services in the ordinary course of business has entered into various contracts to buy and sell electricity, fuels and related products, including derivative instruments, designed to reduce its financial exposure to changes in the value of its assets and obligations due to energy price fluctuations. These contracts also typically have collateral requirements.

Depending on the contract terms, the collateral required to be posted by Pepco Energy Services can be of varying forms, including cash and letters of credit. As of December 31, 2011, Pepco Energy Services posted net cash collateral of $112 million and letters of credit of $1 million. At December 31, 2010, Pepco Energy Services posted net cash collateral of $117 million and letters of credit of $113 million.

At December 31, 2011 and 2010, the amount of cash, plus borrowing capacity under the primary credit facility available to meet the future liquidity needs of Pepco Energy Services totaled $283 million and $728 million, respectively.

Pension and Other Postretirement Benefit Plans

Based on the results of the 2011 actuarial valuation, PHI's net periodic pension and OPEB costs were approximately $94 million in 2011 versus $116 million in 2010. The current estimate of benefit cost for 2012 is $103 million. The utility subsidiaries are responsible for substantially all of the total PHI net periodic pension and OPEB costs. Approximately 30% of net periodic pension and OPEB costs are capitalized. PHI estimates that its net periodic pension and OPEB expense will be approximately $72 million in 2012, as compared to $66 million in 2011 and $81 million in 2010.

Pension benefits are provided under the PHI Retirement Plan, a non-contributory, defined benefit pension plan that covers substantially all employees of Pepco, DPL and ACE and certain employees of other PHI subsidiaries. PHI's funding policy with regard to the PHI Retirement Plan is to maintain a funding level that is at least equal to the target liability as defined under the Pension Protection Act of 2006.

During 2011, Pepco, DPL and ACE made discretionary tax-deductible contributions totaling $110 million to the PHI Retirement Plan, in the amounts of $40 million, $40 million and $30 million, respectively. In 2010, PHI Service Company made discretionary tax-deductible contributions totaling $100 million to the PHI Retirement Plan.

Under the Pension Protection Act, if a plan incurs a funding shortfall in the preceding plan year, there can be required minimum quarterly contributions in the current and following plan years. PHI satisfied the minimum required contribution rules under the Pension Protection Act in 2011, 2010 and 2009. On January 31, 2012, Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $85 million, $85 million and $30 million, respectively, which is expected to bring the PHI Retirement Plan assets to at least the funding target level for 2012 under the Pension Protection Act. For additional discussion of PHI's Pension and Other Postretirement Benefits, see Note (10), "Pension and Other Postretirement Benefits," to the consolidated financial statements.

Effective July 1, 2011, PHI approved revisions to certain of PHI's existing benefit programs, including the PHI Retirement Plan. The changes to the PHI Retirement Plan were effected in order to establish a more unified approach to PHI's retirement programs and to further align the benefits offered under PHI's retirement programs. The changes to the PHI Retirement Plan were effective on or after July 1, 2011 and affect the retirement benefits payable to approximately 750 of PHI's employees. All full-time employees of PHI and certain subsidiaries are eligible to participate in the PHI Retirement Plan. Retirement benefits for all other employees remain unchanged.

In the third quarter of 2011, PHI also approved a new, non-qualified Supplemental Executive Retirement Plan (SERP) which replaced PHI's two pre-existing supplemental retirement plans, effective August 1, 2011. As of the effective date of the new SERP, the Conectiv SERP and the PHI Combined SERP were closed to new participants. The establishment of the new SERP is consistent with PHI's efforts to align retirement benefits for PHI and its subsidiaries with current market practices and to provide similarly situated participants with retirement benefits that are the same or similar in value as compared to the benefits provided under the prior SERPs.

In the fourth quarter of 2011, PHI approved an increase in the medical benefit limits for certain employees in its postretirement health care benefit plan to align the limits with those provided to other employees. The amendment affects approximately 1,400 employees, of which 400 are retirees and 1,000 are active union employees. The effective date of the plan modification was January 1, 2012.

The additional liabilities and expenses for the benefit plan modifications described above did not have a material impact on PHI's overall consolidated financial condition, results of operations, or cash flows.

Cash Flow Activity

PHI's cash flows during 2011, 2010 and 2009 are summarized below:

	Cash Source (Use)		
	2011	**2010**	**2009**
	(millions of dollars)		
Operating Activities	$ 686	$ 813	$ 606
Investing Activities	(747)	718	(860)
Financing Activities	149	(1,556)	(84)
Net increase (decrease) in cash and cash equivalents	$ 88	$ (25)	$(338)

Operating Activities

Cash flows from operating activities during 2011, 2010 and 2009 are summarized below:

	Cash Source (Use)		
	2011	2010	2009
	(millions of dollars)		
Net Income from continuing operations	$ 260	$ 139	$ 223
Non-cash adjustments to net income	351	352	262
Pension contributions	(110)	(100)	(300)
Changes in cash collateral related to derivative activities	9	13	24
Changes in other assets and liabilities	134	161	294
Changes in Conectiv Energy net assets held for sale	42	248	103
Net cash from operating activities	$ 686	$ 813	$ 606

Net cash from operating activities was $127 million lower for the year ended December 31, 2011, compared to the same period in 2010. The decrease was due primarily to a $206 million reduction in Conectiv Energy net assets held for sale as well as $10 million increase in pension contributions compared to 2010. A significant portion of the decline in Conectiv Energy assets held for sale was associated with the transfer of derivative instruments to a third party as further described in Note (20), "Discontinued Operations," to the consolidated financial statements. Partially offsetting this decrease in operating cash flows was a $121 million increase in cash flows from continuing operations.

Net cash from operating activities was $207 million higher for the year ended December 31, 2010, compared to the same period in 2009. Portions of the increase are attributable to a 2010 decrease in pension plan contributions of $200 million compared to 2009 and a decrease in regulatory liabilities during 2010 that was the result of a lower rate of recovery by ACE of costs associated with energy and capacity purchased under the NUG contracts. Changes in cash from Conectiv Energy assets held for sale reflect a net decrease in Conectiv Energy assets and liabilities included in discontinued operations, including a decrease in collateral requirements as a result of the liquidation of derivative instruments.

Investing Activities

Cash flows used by investing activities during 2011, 2010 and 2009 are summarized below:

	Cash (Use) Source		
	2011	2010	2009
	(millions of dollars)		
Investment in property, plant and equipment	$(941)	$ (802)	$(664)
DOE capital reimbursement awards received	52	13	—
Proceeds from early termination of finance leases held in trust	161	—	—
Proceeds from sale of Conectiv Energy wholesale power generation business	—	1,640	—
Proceeds from sale of assets	—	3	4
Changes in restricted cash equivalents	(10)	(2)	—
Net other investing activities	(9)	4	—
Investment in property, plant and equipment associated with Conectiv Energy assets held for sale	—	(138)	(200)
Net cash (used by) from investing activities	$(747)	$ 718	$(860)

Net cash from investing activities decreased $1,465 million for the year ended December 31, 2011 compared to the same period in 2010. The decrease was due primarily to the $1,640 million in proceeds from the sale of the Conectiv Energy wholesale power generation business and $139 million increase in capital expenditures, partially offset by the $161 million of proceeds from the early termination of certain cross-border energy lease investments in 2011.

Net cash from investing activities increased $1,578 million for the year ended December 31, 2010 compared to the same period in 2009. The increase was due primarily to the $1,640 million proceeds from the sale of the Conectiv Energy wholesale power generation business offset by a $138 million increase in capital expenditures primarily attributable to capital costs associated with transmission plant investment and PHI's Blueprint for the Future initiatives.

Financing Activities

Cash flows from financing activities during 2011, 2010 and 2009 are summarized below.

	Cash (Use) Source		
	2011	**2010**	**2009**
	(millions of dollars)		
Dividends paid on common stock	$(244)	$ (241)	$(238)
Common stock issued for the Dividend Reinvestment Plan and employee-related compensation	47	47	49
Redemption of preferred stock of subsidiaries	(6)	—	—
Issuances of long-term debt	235	383	110
Reacquisitions of long-term debt	(70)	(1,726)	(83)
Issuances of short-term debt, net	198	4	65
Cost of issuances	(10)	(7)	(4)
Net other financing activities	(1)	(6)	10
Net financing activities associated with Conectiv Energy assets held for sale	—	(10)	7
Net cash from (used by) financing activities	$ 149	$(1,556)	$ (84)

Net cash related to financing activities increased $1,705 million for the year ended December 31, 2011 compared to the same period in 2010 primarily due to a $1,656 million decrease in reacquisitions of long-term debt in 2011 as a result of debt extinguishments in 2010.

Net cash related to financing activities decreased $1,472 million for the year ended December 31, 2010 compared to the same period in 2009 primarily due to the retirement of $1,643 million of long-term debt using the proceeds from the sale of the Conectiv Energy wholesale power generation business.

Common Stock Dividends

Common stock dividend payments were $244 million in 2011, $241 million in 2010, and $238 million in 2009. The increase in common stock dividends paid in 2011 and 2010 was the result of additional shares outstanding, primarily shares issued under the Shareholder Dividend Reinvestment Plan (DRP).

Changes in Outstanding Common Stock

Under the DRP, PHI issued 1.6 million shares of common stock in 2011, 1.8 million shares of common stock in 2010, and 2.2 million shares of common stock in 2009.

Changes in Outstanding Long-Term Debt

Cash flows from the issuance and reacquisition of long-term debt in 2011, 2010 and 2009 are summarized in the charts below:

Issuances	2011	2010	2009
	(millions of dollars)		
PHI			
2.70% senior notes due 2015	$ —	$250	$ —
	—	250	—
Pepco			
6.20% tax-exempt bonds due 2022[a]	—	—	110
	—	—	110
DPL			
0.75% tax-exempt bonds due 2026[b]	35	—	—
5.40% tax-exempt bonds due 2031[c]	—	78	—
1.80% tax-exempt bonds due 2025[d]	—	15	—
2.30% tax-exempt bonds due 2028[d]	—	16	—
	35	109	—
ACE			
4.35% First mortgage bonds due 2021	200	—	—
4.875% tax-exempt bonds due 2029[e]	—	23	—
	200	23	—
Pepco Energy Services	—	1	—
	$235	$383	$110

(a) Consists of Pollution Control Revenue Refunding Bonds (Pepco 2022 Bonds) issued by the Maryland Economic Development Corporation for the benefit of Pepco that were purchased by Pepco in 2008. In connection with their resale by Pepco, the interest rate on the Pepco 2022 Bonds was changed from an auction rate to a fixed rate. The Pepco 2022 Bonds are secured by an outstanding series of senior notes issued by Pepco, and the senior notes are in turn secured by a series of collateral first mortgage bonds (Collateral First Mortgage Bonds) issued by Pepco. Both the senior notes and the Collateral First Mortgage Bonds have maturity dates, optional and mandatory redemption provisions, interest rates and interest payment dates that are identical to the terms of the Pepco 2022 Bonds. The payment by Pepco of its obligations with respect to the Pepco 2022 Bonds satisfies the corresponding payment obligations on the senior notes and Collateral First Mortgage Bonds. See Note (11), "Debt," to the consolidated financial statements.

(b) Consists of Pollution Control Refunding Revenue Bonds issued by the Delaware Economic Development Authority (DEDA) for the benefit of DPL that were purchased by DPL in May 2011. See footnote (b) to the Reacquisitions table below. These bonds were resold to the public in June 2011.

(c) Consists of Gas Facilities Refunding Revenue Bonds issued by DEDA for the benefit of DPL.

(d) Consists of Pollution Control Refunding Revenue Bonds issued by DEDA for the benefit of DPL that were purchased by DPL in July 2010. See footnote (c) to the Reaquisitions table below. The bonds were resold to the public in December 2010. While DPL held the bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. In connection with the resale of the bonds, the interest rate on the bonds was changed (i) from 5.50% to a fixed rate of 1.80% with respect to the tax-exempt bonds due 2025 and (ii) from 5.65% to a fixed rate of 2.30% with respect to the tax-exempt bonds due 2028. The bonds are subject to mandatory purchase by DPL on June 1, 2012.

(e) Consists of Pollution Control Revenue Refunding Bonds (ACE Bonds) issued by The Pollution Control Financing Authority of Salem County for the benefit of ACE that were purchased by ACE in 2008. In connection with the resale by ACE, the interest rate on the ACE Bonds was changed from an auction rate to a fixed rate. The ACE Bonds are secured by an outstanding series of senior notes issued by ACE, and the senior notes are in turn secured by a series of Collateral First Mortgage Bonds issued by ACE. Both the senior notes and the Collateral First Mortgage Bonds have maturity dates, optional and mandatory redemption provisions, interest rates and interest payment dates that are identical to the terms of the ACE Bonds. The payment by ACE of its obligations with respect to the ACE Bonds satisfies the corresponding payment obligations on the senior notes and Collateral First Mortgage Bonds. See Note (11), "Debt," to the consolidated financial statements.

	2011	2010	2009
	(millions of dollars)		
Reacquisitions			
PHI			
4.00% notes due 2010	$—	$ 200	$—
Floating rate notes due 2010	—	250	—
6.45% senior notes due 2012	—	750	—
5.90% senior notes due 2016	—	10	—
6.125% senior notes due 2017	—	169	—
6.00% senior notes due 2019	—	200	—
7.45% senior notes due 2032	—	65	—
	—	1,644	—
Pepco			
5.75% tax-exempt bonds due 2010[(a)]	—	16	—
6.25% medium-term notes due 2009	—	—	50
	—	16	50
DPL			
4.90% tax-exempt bonds due 2026[(b)]	35	—	—
5.5% tax-exempt bonds due 2025[(c)]	—	15	—
5.65% tax-exempt bonds due 2028[(c)]	—	16	—
	35	31	—
ACE			
7.25% medium-term notes due 2010	—	1	—
Securitization bonds due 2009-2011	35	34	32
	35	35	32
Pepco Energy Services	—	—	1
	$70	$1,726	$83

(a) Consists of Pollution Control Revenue Refunding Bonds (Pepco 2010 Bonds) issued by Prince George's County for the benefit of Pepco. The Pepco 2010 Bonds were secured by an outstanding series of Collateral First Mortgage Bonds issued by Pepco. The Collateral First Mortgage Bonds had maturity dates, optional and mandatory redemption provisions, interest rates and interest payment dates that were identical to the terms of the Pepco 2010 Bonds. Accordingly, the redemption of the Pepco 2010 Bonds at maturity automatically effected the redemption of the Collateral First Mortgage Bonds.

(b) Repurchased by DPL in May 2011 pursuant to a mandatory purchase provision in the indenture for the bonds. The bonds were resold by DPL in June 2011. See footnote (b) to the Issuances table above.

(c) Repurchased by DPL in July 2010 pursuant to a mandatory repurchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. The bonds were resold by DPL in December 2010. See footnote (d) to the Issuances table above.

Purchase and Resale of Tax-Exempt Auction Rate Bonds

On June 1, 2011, DPL resold $35 million of Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C due 2026 (the Series 2001C Bonds). The Series 2001C Bonds were issued for the benefit of DPL in 2001 and were repurchased by DPL on May 2, 2011, pursuant to a mandatory repurchase provision in the indenture for the Series 2001C Bonds triggered by the expiration of the original interest rate period specified by the Series 2001C Bonds. See footnote (b) to the Reacquisitions table above.

In connection with the issuance of the Series 2001C Bonds, DPL entered into a continuing disclosure agreement under which it is obligated to furnish certain information to the bondholders. At the time of the resale, the continuing disclosure agreement was amended and restated to designate the Municipal Securities Rulemaking Board as the sole repository for these continuing disclosure documents. The amendment and restatement of the continuing disclosure agreement did not change the operating or financial data that are required to be provided by DPL under such agreement.

On April 5, 2011, ACE issued $200 million of 4.35% first mortgage bonds due April 1, 2021. The net proceeds were used to repay short-term debt and for general corporate purposes.

In 2010, DEDA issued $78 million of 5.40% Gas Facilities Refunding Revenue Bonds due 2031 for the benefit of DPL. The proceeds were used by DPL to redeem $78 million in principal amount of Exempt Facilities Refunding Revenue Bonds issued by DEDA purchased in 2008. See footnote (c) to the Issuances table above. In March 2010, $23 million in aggregate principal amount of Pollution Control Revenue Refunding Bonds were resold by ACE to the public. See footnote (e) to the Issuances table above.

In 2009, Pepco resold Pollution Control Revenue Refunding Bonds issued by the Maryland Economic Development Corporation in the aggregate principal amount of $110 million. See footnote (a) to the Issuances table above. In 2009, ACE redeemed $32 million in Pollution Control Revenue Refunding Bonds.

Changes in Short-Term Debt

As of December 31, 2011, PHI had a total of $586 million of commercial paper outstanding as compared to $388 million and $384 million of commercial paper outstanding at December 31, 2010 and 2009, respectively.

In 2008 and 2009, the following insured Variable Rate Demand Bonds (VRDBs) issued by The Pollution Control Financing Authority of Salem County for the benefit of ACE were tendered to The Bank of New York Mellon, bond trustee, by the holders and purchased by The Bank of New York Mellon pursuant to standby bond purchase agreements for the respective series:

- $18.2 million of Pollution Control Revenue Refunding Bonds 1997 Series A due 2014 (ACE 1997A Bonds), and
- $4.4 million of Pollution Control Revenue Refunding Bonds 1997 Series B due 2017 (ACE 1997B Bonds).

In June 2009, the ACE VRDBs were resold to the public. In connection with this remarketing, the financial guaranty insurance policies issued as credit support for the ACE VRDBs were cancelled and replaced with letters of credit. In June 2010, the letters of credit expired and were replaced with new irrevocable direct pay letters of credit. The new letter of credit supporting the ACE 1997A Bonds expires in April 2014 and the new letter of credit for the ACE 1997B Bonds expires in June 2013. The expiration, cancellation, or termination of a letter of credit prior to the maturity of the related VRDBs will require ACE to repurchase the corresponding series of ACE VRDBs.

For a further description of the VRDBs issued by or for the benefit of PHI's utility subsidiaries, see Note (11), "Debt," to the consolidated financial statements.

Capital Requirements

Capital Expenditures

Pepco Holdings' capital expenditures for the year ended December 31, 2011 totaled $941 million, up $139 million versus $802 million in 2010. Capital expenditures in 2011 were $521 million for Pepco, $229 million for DPL, $138 million for ACE, $14 million for Pepco Energy Services and $39 million for Corporate and Other. The Power Delivery expenditures were primarily related to capital costs associated with new customer services, distribution reliability and transmission. Corporate and Other capital expenditures primarily consisted of hardware and software expenditures that will be allocated to Power Delivery when the assets are placed in service.

The table below shows the projected capital expenditures for Power Delivery, Pepco Energy Services and Corporate and Other for the five-year period 2012 through 2016. Pepco Holdings expects to fund these expenditures through internally generated cash and external financing.

	For the Year					
	2012	2013	2014	2015	2016	Total
	(millions of dollars)					
Power Delivery						
Distribution	$ 601	$ 679	$ 729	$ 689	$ 711	$3,409
Distribution—Blueprint for the Future	120	3	—	9	92	224
Transmission	305	260	278	255	258	1,356
Transmission—MAPP	5	2	2	6	190	205
Gas Delivery	22	23	23	25	27	120
Other	140	80	50	39	49	358
Sub-Total	1,193	1,047	1,082	1,023	1,327	5,672
DOE Capital Reimbursement Awards (a)	(50)	(3)	—	—	—	(53)
Total for Power Delivery	1,143	1,044	1,082	1,023	1,327	5,619
Pepco Energy Services	14	7	7	7	7	42
Corporate and Other	3	3	3	3	3	15
Total PHI	$1,160	$1,054	$1,092	$1,033	$1,337	$5,676

(a) Reflects remaining anticipated reimbursements pursuant to awards from the U.S. Department of Energy (DOE) under the American Recovery and Reinvestment Act of 2009.

Transmission and Distribution

The projected capital expenditures listed in the table for distribution (other than Blueprint for the Future), transmission (other than the Mid-Atlantic Power Pathway (MAPP) project) and gas delivery are primarily for facility replacements and upgrades to accommodate customer growth and service reliability, including capital expenditures for continuing reliability enhancement efforts. For a more detailed discussion of these efforts, see "General Overview—Reliability Enhancement and Emergency Restoration Improvement Plans."

Infrastructure Investment Plan

In 2009, the NJBPU approved ACE's proposed Infrastructure Investment Plan and the revenue requirement associated with recovering the cost of the related projects, subject to a prudency review in the next rate case. The approved projects were designed to enhance reliability of ACE's distribution system and support economic activity and job growth in New Jersey in the near term. ACE was granted cost recovery through an Infrastructure Investment Surcharge, which became effective on June 1, 2009. This approved plan was completed in 2011 and has added incremental capital spending of approximately $28 million since 2009. In 2011, ACE proposed a new Infrastructure Investment Plan that if approved by the NJBPU, would be expected to add an additional $63 million of capital spending for 2012, which is included in Distribution in the table above.

Blueprint for the Future

Each of PHI's utility subsidiaries have undertaken programs to install smart meters, further automate their electric distribution systems and enhance their communications infrastructure, which is referred to as the Blueprint for the Future. For a discussion of the Blueprint for the Future initiative, see "General Overview—Blueprint for the Future." The projected capital expenditures over the next five years are shown as Distribution—Blueprint for the Future in the table above.

MAPP Project

PJM has approved the construction of a new 152-mile, interstate transmission line as part of PJM's regional transmission expansion plan. In August 2011, PJM notified PHI that the scheduled in-service date for MAPP has been delayed from June 1, 2015 to the 2019 to 2021 time period. The projected capital expenditures over the next five years are shown as Transmission—MAPP in the table above.

MAPP/DOE Loan Program

To assist in the funding of the MAPP project, PHI has applied for a $684 million loan guarantee from the DOE for a substantial portion of the MAPP project, primarily the Calvert Cliffs to Indian River segment. The application has been made under a federal loan guarantee program for projects that employ innovative energy efficiency, renewable energy and advanced transmission and distribution technologies. If granted, PHI believes the guarantee could allow PHI to acquire financing at a lower cost than it would otherwise be able to obtain in the capital markets. Whether PHI's application will be granted and, if so, the amount of debt guaranteed is subject to the discretion of the DOE and the negotiation of terms that will satisfy the conditions of the guarantee program. On February 28, 2011, the DOE issued a Notice of Intent to prepare an Environmental Impact Statement to assist the DOE in assessing the environmental impact of constructing the portion of the MAPP project to be supported by the loan guarantee. Since February 2011, the DOE has conducted field inspections of the entire route and has held public meetings to obtain input from the communities along the route.

The DOE's review of the loan guarantee program has delayed the DOE's review of PHI's loan guarantee application. There is not an approval deadline under the loan guarantee program, but this program could change or be terminated in the future. PHI continues to coordinate environmental activities with the DOE.

DOE Capital Reimbursement Awards

In 2009, the DOE announced awards under the American Recovery and Reinvestment Act of 2009 of:

- $105 million and $44 million in Pepco's Maryland and District of Columbia service territories, respectively, for the implementation of an advanced metering infrastructure system, direct load control, distribution automation, and communications infrastructure.
- $19 million to ACE for the implementation of direct load control, distribution automation, and communications infrastructure in its New Jersey service territory.

In April 2010, PHI and the DOE signed agreements formalizing the $168 million in awards. Of the $168 million, $130 million is expected to offset incurred and projected Blueprint for the Future and other capital expenditures of Pepco and ACE. The remaining $38 million will be used to offset incremental expenses associated with direct load control and other Pepco and ACE programs. In 2011, Pepco received award payments of $53 million and ACE received award payments of $6 million. In 2010, Pepco received award payments of $15 million and ACE received award payments of $2 million.

The IRS has announced that, to the extent these grants are expended on capital items, they will not be considered taxable income.

Dividends

Pepco Holdings' annual dividend rate on its common stock is determined by the Board of Directors on a quarterly basis and takes into consideration, among other factors, current and possible future developments that may affect PHI's income and cash flows. In 2011, PHI's Board of Directors declared quarterly dividends of 27 cents per share of common stock payable on March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011.

On January 26, 2012, the Board of Directors declared a dividend on common stock of 27 cents per share payable March 30, 2012, to shareholders of record on March 12, 2012.

PHI, on a stand-alone basis, generates no operating income of its own. Accordingly, its ability to pay dividends to its shareholders depends on dividends received from its subsidiaries. In addition to their future financial performance, the ability of each of PHI's direct and indirect subsidiaries to pay dividends is subject to limits imposed by: (i) state corporate laws, which impose limitations on the funds that can be used to pay dividends and when such dividends can be paid, and, in the case of ACE, the regulatory requirement that it obtain the prior approval of the NJBPU before dividends can be paid if its equity as a percent of its total capitalization, excluding securitization debt, falls below 30%; (ii) the prior rights of holders of existing and future mortgage bonds and other long-term debt issued by the subsidiaries, and any preferred stock that may be issued by the subsidiaries in the future, (iii) any other restrictions imposed in connection with the incurrence of liabilities; and (iv) certain provisions of ACE's charter that impose restrictions on payment of common stock dividends for the benefit of preferred stockholders. None of Pepco, DPL or ACE currently have shares of preferred stock outstanding. Currently, the capitalization ratio limitation to which ACE is subject and the restriction in the ACE charter do not limit ACE's ability to pay common stock dividends. PHI had approximately $1,072 million and $1,059 million of retained earnings free of restrictions at December 31, 2011 and 2010, respectively. These amounts represent the total retained earnings balances at those dates.

Contractual Obligations and Commercial Commitments

Summary information about Pepco Holdings' consolidated contractual obligations and commercial commitments at December 31, 2011, is as follows:

	Contractual Maturity				
Obligation	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
	(millions of dollars)				
Variable Rate Demand Bonds	$ 146	$ 146	$ —	$ —	$ —
Commercial paper	586	586	—	—	—
Long-term debt[(a)]	4,211	111	892	747	2,461
Long-term project funding	15	2	4	3	6
Interest payments on debt	3,162	244	441	365	2,112
Capital leases	121	15	30	30	46
Operating leases	530	39	71	61	359
Estimated pension and OPEB plan contributions	235	235	—	—	—
Non-derivative fuel and purchase power contracts[(b)]	4,102	553	716	708	2,125
Total[(c)]	$13,108	$1,931	$2,154	$1,914	$7,109

(a) Includes transition bonds issued by ACE Funding.

(b) Excludes contracts for the purchase of electricity to satisfy Default Electricity Supply load service obligations which have neither a fixed commitment amount nor a minimum purchase amount. In addition, costs are recoverable from customers.

(c) Excludes $180 million of net non-current liabilities related to uncertain tax positions due to uncertainty in the timing of the associated cash payments.

Third Party Guarantees, Indemnifications and Off-Balance Sheet Arrangements

PHI and certain of its subsidiaries have various financial and performance guarantees and indemnification obligations that they have entered into in the normal course of business to facilitate commercial transactions with third parties.

As of December 31, 2011, PHI and its subsidiaries were parties to a variety of agreements pursuant to which they were guarantors for standby letters of credit, energy procurement obligations, and other commitments and obligations. Such agreements include performance and payment guarantees of PHI aggregating $175 million related to Pepco Energy Services. For additional discussion of PHI's third party guarantees, indemnifications, obligations and off-balance sheet arrangements, see Note (17), "Commitments and Contingencies," to the consolidated financial statements.

Energy Contract Activity

The following table provides detail on changes in the net asset or liability positions of the Pepco Energy Services segment with respect to energy commodity contracts for the year ended December 31, 2011. The balances in the table are pre-tax and the derivative assets and liabilities reflect netting by counterparty before the impact of collateral.

	Energy Commodity Activities[a]
	(millions of dollars)
Total Fair Value of Energy Contract Net Liabilities at December 31, 2010	$(135)
Current period unrealized losses	(30)
Effective portion of changes in fair value—recorded in Accumulated Other Comprehensive Loss	—
Cash flow hedge ineffectiveness—recorded in income	(1)
Reclassification to realized on settlement of contracts	83
Total Fair Value of Energy Contract Net Liabilities at December 31, 2011	$ (83)
Detail of Fair Value of Energy Contract Net Liabilities at December 31, 2011 (see above)	
Derivative liabilities (current liabilities)	$ (81)
Derivative liabilities (non-current liabilities)	(2)
Total Fair Value of Energy Contract Liabilities	(83)
Total Fair Value of Energy Contract Net Liabilities	$ (83)

(a) Includes all effective hedging activities from continuing operations recorded at fair value through Accumulated Other Comprehensive Loss (AOCL) or trading activities from continuing operations recorded at fair value in the consolidated statements of income.

The $83 million net liability on energy contracts at December 31, 2011 was primarily attributable to losses on power swaps and natural gas futures held by Pepco Energy Services. Pepco Energy Services' net liability decreased to $83 million at December 31, 2011 from $135 million at December 31, 2010 primarily due to settlements of the derivatives. PHI expects that future revenues from existing customer sales obligations that are accounted for on an accrual basis will largely offset expected realized net losses on Pepco Energy Services' energy contracts.

PHI uses its best estimates to determine the fair value of the commodity derivative contracts that are entered into by Pepco Energy Services. The fair values in each category presented below reflect forward prices and volatility factors as of December 31, 2011, and the fair values are subject to change as a result of changes in these prices and factors. As of December 31, 2011, all of these contracts were held by Pepco Energy Services.

	Fair Value of Contracts at December 31, 2011 Maturities				
Source of Fair Value	**2012**	**2013**	**2014**	**2015 and Beyond**	**Total Fair Value**
	(millions of dollars)				
Energy Commodity Activities, net[a]					
Actively Quoted (i.e., exchange-traded) prices	$(37)	$ (9)	$ (2)	$—	$(48)
Prices provided by other external sources[b]	(26)	(7)	—	—	(33)
Modeled[c]	(2)	—	—	—	(2)
Total	$(65)	$(16)	$ (2)	$—	$(83)

(a) Includes all effective hedging activities recorded at fair value through AOCL, and hedge ineffectiveness and trading activities on the statements of income, as required.

(b) Prices provided by other external sources reflect information obtained from over-the-counter brokers, industry services, or multiple-party on-line platforms that are readily observable in the market.

(c) Modeled values include significant inputs, usually representing more than 10% of the valuation, not readily observable in the market. The modeled valuation above represents the fair valuation of certain long-dated power transactions based on limited observable broker prices extrapolated for periods beyond two years into the future.

Contractual Arrangements with Credit Rating Triggers or Margining Rights

Under certain contractual arrangements entered into by PHI's subsidiaries, the subsidiary may be required to provide cash collateral or letters of credit as security for its contractual obligations if the credit ratings of PHI or the subsidiary are downgraded. In the event of a downgrade, the amount required to be posted would depend on the amount of the underlying contractual obligation existing at the time of the downgrade. Based on contractual provisions in effect at December 31, 2011, a downgrade in the unsecured debt credit ratings of PHI or each of its rated subsidiaries to below "investment grade" would increase the collateral obligation of PHI and its subsidiaries by up to $233 million, none of which is related to the discontinued operations of Conectiv Energy, and $124 million of which is the net settlement amount attributable to derivatives, normal purchase and normal sale contracts, collateral, and other contracts under master netting agreements as described in Note (15), "Derivative Instruments and Hedging Activities," to the consolidated financial statements. The remaining $109 million of the collateral obligation that would be incurred in the event PHI were downgraded to below "investment grade" is attributable primarily to energy services contracts and accounts payable to independent system operators and distribution companies on full requirements contracts entered into by Pepco Energy Services. PHI believes that it and its subsidiaries currently have sufficient liquidity to fund their operations and meet their financial obligations.

Many of the contractual arrangements entered into by PHI's subsidiaries in connection with competitive energy and Default Electricity Supply activities include margining rights pursuant to which the PHI subsidiary or a counterparty may request collateral if the market value of the contractual obligations reaches levels in excess of the credit thresholds established in the applicable arrangements. Pursuant to these margining rights, the affected PHI subsidiary may receive, or be required to post, collateral due to energy price movements. As of December 31, 2011, Pepco Energy Services provided net cash collateral in the amount of $112 million in connection with these activities.

Environmental Remediation Obligations

PHI's accrued liabilities for environmental remediation obligations as of December 31, 2011 totaled $30 million, of which approximately $6 million is expected to be incurred in 2012, for potential environmental cleanup and related costs at sites owned or formerly owned by an operating subsidiary where an operating subsidiary is a potentially responsible party or is alleged to be a third-party contributor. For further information concerning the remediation obligations associated with these sites, see Note (17), "Commitments and Contingencies," to the consolidated financial statements. For information regarding projected expenditures for environmental control facilities, see "Business—Environmental Matters." The most significant environmental remediation obligations as of December 31, 2011, are for the following items:

- Environmental investigation and remediation costs payable by Pepco with respect to the Benning Road site.
- Amounts payable by DPL in accordance with a 2001 consent agreement reached with the Delaware Department of Natural Resources and Environmental Control, for remediation, site restoration, natural resource damage compensatory projects and other costs associated with environmental contamination that resulted from an oil release at the Indian River power plant, which DPL sold in June 2001.
- Potential compliance remediation costs under New Jersey's Industrial Site Recovery Act payable by PHI associated with the retained environmental exposure from the sale of the Conectiv Energy wholesale power generation business.
- Amounts payable by DPL in connection with the Wilmington Coal Gas South site located in Wilmington, Delaware, to remediate residual material from the historical operation of a manufactured gas plant.

Sources of Capital

Pepco Holdings' sources to meet its long-term funding needs, such as capital expenditures, dividends, and new investments, and its short-term funding needs, such as working capital and the temporary funding of long-term funding needs, include internally generated funds, issuances by PHI, Pepco, DPL and ACE under their commercial paper programs, securities issuances, short-term loans, and bank financing under new or existing facilities. PHI's ability to generate funds from its operations and to access capital and credit markets is subject to risks and uncertainties. Volatile and deteriorating financial market conditions, diminished liquidity and tightening credit may affect access to certain of PHI's potential funding sources. See "Risk Factors," for additional discussion of important factors that may impact these sources of capital.

Cash Flow from Operations

Cash flow generated by regulated utility subsidiaries in Power Delivery is the primary source of PHI's cash flow from operations. Additional cash flows are generated by the business of Pepco Energy Services and from the occasional sale of non-core assets.

Short-Term Funding Sources

Pepco Holdings and its regulated utility subsidiaries have traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes and bank lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs but may also be used to temporarily fund long-term capital requirements.

As of December 31, 2011, Pepco Holdings, Pepco, DPL and ACE each maintains an ongoing commercial paper program pursuant to which each entity has the ability to issue up to $875 million, $500 million, $500 million and $250 million, respectively, of commercial paper. In January 2012, the PHI Board of Directors approved an increase in the maximum amount of commercial paper that PHI is authorized to issue under its commercial paper program to $1.25 billion. The commercial paper can be issued with maturities of up to 270 days.

Long-Term Funding Sources

The sources of long-term funding for PHI and its subsidiaries are the issuance of debt and equity securities and borrowing under long-term credit agreements. Proceeds from long-term financings are used primarily to fund long-term capital requirements, such as capital expenditures and new investments, and to repay or refinance existing indebtedness.

Regulatory Restrictions on Financing Activities

The issuance of debt securities by PHI's principal subsidiaries requires the approval of either FERC or one or more state public utility commissions. Neither FERC approval nor state public utility commission approval is required as a condition to the issuance of securities by PHI.

State Financing Authority

Pepco's long-term financing activities (including the issuance of securities and the incurrence of debt) are subject to authorization by the DCPSC and MPSC. DPL's long-term financing activities are subject to authorization by the MPSC and the DPSC. ACE's long-term and short-term (consisting of debt instruments with a maturity of one year or less) financing activities are subject to authorization by the NJBPU. Each utility, through periodic filings with the state public service commission(s) having jurisdiction over its financing activities, has maintained standing authority sufficient to cover its projected financing needs over a multi-year period.

FERC Financing Authority

Under the Federal Power Act (FPA), FERC has jurisdiction over the issuance of long-term and short-term securities of public utilities, but only if the issuance is not regulated by the state public utility commission in which the public utility is organized and operating. Under these provisions, FERC has jurisdiction over the issuance of short-term debt by Pepco and DPL. Pepco and DPL have obtained FERC authority for the issuance of short-term debt. Because Pepco Energy Services also qualifies as a public utility under the FPA and is not regulated by a state utility commission, FERC also has jurisdiction over the issuance of securities by Pepco Energy Services. Pepco Energy Services has obtained the requisite FERC financing authority in its market-based rate orders.

Money Pool

Pepco Holdings operates a system money pool under a blanket authorization adopted by FERC. The money pool is a cash management mechanism used by Pepco Holdings to manage the short-term investment and borrowing requirements of its subsidiaries that participate in the money pool. Pepco Holdings may invest in but not borrow from the money pool. Eligible subsidiaries with surplus cash may deposit those funds in the money pool. Deposits in the money pool are guaranteed by Pepco Holdings. Eligible subsidiaries with cash requirements may borrow from the money pool. Borrowings from the money pool are unsecured. Depositors in the money pool receive, and borrowers from the money pool pay, an interest rate based primarily on Pepco Holdings' short-term borrowing rate. Pepco Holdings deposits funds in the money pool to the extent that the pool has insufficient funds to meet the borrowing needs of its participants, which may require Pepco Holdings to borrow funds for deposit from external sources.

Regulatory And Other Matters

Rate Proceedings

Distribution

The rates that each of Pepco, DPL and ACE is permitted to charge for the retail distribution of electricity and natural gas to its various classes of customers are based on the principle that the utility is entitled to generate an amount of revenue sufficient to recover the cost of providing the service, including a reasonable rate of return on its invested capital. These "base rates" are intended to cover all of each utility's reasonable and prudent expenses of constructing, operating and maintaining its distribution facilities (other than costs covered by specific cost-recovery surcharges).

A change in base rates in a jurisdiction requires the approval of public service commission. In the rate application submitted to the public service commission, the utility specifies an increase in its "revenue requirement," which is the additional revenue that the utility is seeking authorization to earn. The "revenue requirement" consists of (i) the allowable expenses incurred by the utility, including operation and maintenance expenses, taxes and depreciation, and (ii) the utility's cost of capital. The compensation of the utility for its cost of capital takes the form of an overall "rate of return" allowed by the public service commission on the utility's distribution "rate base" to compensate the utility's investors for their debt and equity investments in the company. The rate base is the aggregate value of the investment in property used by the utility in providing electricity and natural gas distribution services and generally consists of plant in service net of accumulated depreciation and accumulated deferred taxes, plus cash working capital, material and operating supplies and, depending on the jurisdiction, construction work in progress. Over time, the rate base is increased by utility property additions and reduced by depreciation and property retirements and write-offs.

In addition to its base rates, some of the costs of providing distribution service are recovered through the operation of surcharges. Examples of costs recovered by PHI's utility subsidiaries through surcharges, which vary depending on the jurisdiction, include: a surcharge to reimburse the utility for the cost of purchasing electricity from NUGs (New Jersey); surcharges to reimburse the utility for costs of public interest programs for low income customers (New Jersey, Maryland, Delaware and the District of Columbia); a surcharge to pay the Transitional Bond Charge (New Jersey); and surcharges to reimburse the utility for certain environmental costs (Delaware and Maryland).

Each utility subsidiary regularly reviews its distribution rates in each jurisdiction of its service territory, and from time to time files applications to adjust its rates as necessary in an effort to ensure that its revenues are sufficient to cover its operating expenses and its cost of capital. The timing of future rate filings and the change in the distribution rate requested will depend on a number of factors, including changes in revenues and expenses and the incurrence or the planned incurrence of capital expenditures. In the third quarter of 2011, Pepco filed an electric distribution base rate increase application in the District of Columbia and ACE filed an electric distribution base rate increase application in New Jersey. In the fourth quarter of 2011, DPL filed an electric distribution base rate increase application in Delaware and Maryland. Also in the fourth quarter of 2011, Pepco filed an electric distribution base rate increase application in Maryland. DPL currently expects to file a natural gas distribution base rate increase application in early 2013.

In general, a request for new distribution rates is made on the basis of "test year" balances for rate base allowable operating expenses and a requested rate of return. The test year amounts used in the filing may be historical or partially projected. The public service commission may, however, select a different test period than that proposed by the company. Although the approved tariff rates are intended to be forward-looking, and therefore provide for the recovery of some future changes in rate base and operating costs, they typically do not reflect all of the changes in costs for the period in which the new rates are in effect.

If revenues do not keep pace with increases in costs, this situation will result in a lag between when the costs are incurred and when the utility can begin to recover those costs through its rates.

The following table shows, for each of the PHI utility subsidiaries, the authorized return on equity as determined in the most recently concluded base rate proceeding and the date as of which the rate as determined in the proceeding was implemented:

Rate Base (In millions)	Authorized Return on Equity	Rate Effective Date
Pepco:		
District of Columbia (electricity)	9.625%	March 2010
Maryland (electricity)	9.83%	August 2010
DPL:		
Delaware (electricity)	10.00%	April 2010
Maryland (electricity)	Not specified[(a)]	July 2011
Delaware (natural gas)	10.00%	February 2011
ACE:		
New Jersey (electricity)	10.30%	June 2010

(a) Cost of equity at 10% for purposes of calculating allowance for funds used during construction and regulatory asset carrying costs.

Transmission

The rates Pepco, DPL and ACE are permitted to charge for the transmission of electricity are regulated by FERC and are based on each utility's transmission rate base, transmission operating expenses and an overall rate of return that is approved by FERC. For each utility subsidiary, FERC has approved a formula for the calculation of the utility transmission rate, which is referred to as a "formula rate." The formula rates include both fixed and variable elements. Certain of the fixed elements, such as the return on equity and depreciation rates, can be changed only in a FERC rate proceeding. The variable elements of the formula, including the utility's rate base and operating expenses, are updated annually, effective June 1 of each year, with data from the utility's most recent annual FERC Form 1 filing.

In addition to its formula rate, each utility's return on equity is supplemented by incentive rates, sometimes referred to as "adders," and other incentives, which are authorized by FERC to promote capital investment in transmission infrastructure. In connection with the MAPP project, FERC has authorized for each of Pepco and DPL a 150 basis point adder to its return on equity, resulting in a FERC-approved rate of return on the MAPP project of 12.8%, along with full recovery of construction work in progress and prudently incurred abandoned plant costs. Additional return on equity adders are in effect for each of Pepco, DPL and ACE relating to specific transmission upgrades and improvements, as well as in consideration for each utility's continued membership in PJM. As members of PJM, the transmission rates of Pepco, DPL and ACE are set out in PJM's Open Access Transmission Tariff.

For a discussion of pending state public utility commission and FERC rate proceedings, see Note (7), "Regulatory Matters," to the consolidated financial statements.

Legal Proceedings and Regulatory Matters

For a discussion of legal proceedings, see Note (17), "Commitments and Contingencies," to the consolidated financial statements, and for a discussion of regulatory matters, see Note (7), "Regulatory Matters," to the consolidated financial statements.

Critical Accounting Policies

General

PHI has identified the following accounting policies that result in having to make certain estimates that, as a result of the judgments, uncertainties, uniqueness and complexities of the underlying accounting standards and operations involved, could result in material changes in its financial condition or results of operations under different conditions or using different assumptions. PHI has discussed the development, selection and disclosure of each of these policies with the Audit Committee of the Board of Directors.

Goodwill Impairment Evaluation

Substantially all of PHI's goodwill was generated by Pepco's acquisition of Conectiv in 2002 and is allocated entirely to the Power Delivery reporting unit for purposes of assessing impairment under Financial Accounting Standards Board (FASB) guidance on goodwill and other intangibles (Accounting Standards Codification (ASC) 350). Management has identified Power Delivery as a single reporting unit because its components have similar economic characteristics, similar products and services and operate in a similar regulatory environment.

PHI tests its goodwill impairment at least annually as of November 1 and on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that may result in an interim impairment test include, but are not limited to: a change in identified reporting units; an adverse change in business conditions; a protracted decline in stock price causing market capitalization to fall below book value; an adverse regulatory action; or impairment of long-lived assets in the reporting unit.

The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. Management uses its best judgment to make reasonable projections of future cash flows for Power Delivery when estimating the reporting unit's fair value. In addition, PHI selects a discount rate for the associated risk with those estimated cash flows. These judgments are inherently uncertain, and actual results could vary from those used in PHI's estimates. The impact of such variations could significantly alter the results of a goodwill impairment test, which could materially impact the estimated fair value of Power Delivery and potentially the amount of any impairment recorded in the financial statements.

PHI's November 1, 2011 annual impairment test indicated that its goodwill was not impaired. See Note (6), "Goodwill," to the consolidated financial statements.

In order to estimate the fair value of the Power Delivery reporting unit, PHI uses two valuation techniques: an income approach and a market approach. The income approach estimates fair value based on a discounted cash flow analysis using estimated future cash flows and a terminal value that is consistent with Power Delivery's long-term view of the business. This approach uses a discount rate based on the estimated weighted average cost of capital (WACC) for the reporting unit. PHI determines the estimated WACC by considering market-based information for the cost of equity and cost of debt that is appropriate for Power Delivery as of the measurement date. The market approach estimates fair value based on a multiple of earnings before interest, taxes, depreciation, and amortization (EBITDA) that management believes is consistent with EBITDA multiples for comparable utilities. PHI has consistently used this valuation framework to estimate the fair value of Power Delivery.

The estimation of fair value is dependent on a number of factors that are sourced from the Power Delivery reporting unit's business forecast, including but not limited to interest rates, growth assumptions, returns on rate base, operating and capital expenditure requirements, and other factors, changes in which could materially impact the results of impairment testing. Assumptions and methodologies used in the models were consistent with historical experience. A hypothetical 10 percent decrease in fair value of the Power Delivery reporting unit at November 1, 2011 would not have resulted in the Power Delivery reporting unit failing the first step of the impairment test, as defined in the guidance, as the estimated fair value of the reporting unit would have been above its carrying value. Sensitive, interrelated and uncertain variables that could decrease the estimated fair value of the Power Delivery reporting unit include utility sector market performance, sustained adverse business conditions, change in forecasted revenues, higher operating and maintenance capital expenditure requirements, a significant increase in the cost of capital, and other factors.

PHI believes that the estimates involved in its goodwill impairment evaluation process represent "Critical Accounting Estimates" because they are subjective and susceptible to change from period to period as management makes assumptions and judgments, and the impact of a change in assumptions and estimates could be material to financial results.

Long-Lived Assets Impairment Evaluation

PHI believes that the estimates involved in its long-lived asset impairment evaluation process represent "Critical Accounting Estimates" because (i) they are highly susceptible to change from period to period because management is required to make assumptions and judgments about when events indicate the carrying value may not be recoverable and how to estimate undiscounted and discounted future cash flows and fair values, which are inherently uncertain, (ii) actual results could vary from those used in PHI's estimates and the impact of such variations could be material, and (iii) the impact that recognizing an impairment would have on PHI's assets as well as the net loss related to an impairment charge could be material. The primary assets subject to a long-lived asset impairment evaluation are property, plant, and equipment.

The FASB guidance on the accounting for the impairment or disposal of long-lived assets (ASC 360), requires that certain long-lived assets must be tested for recoverability whenever events or circumstances indicate that the carrying amount may not be recoverable, such as (i) a significant decrease in the market price of a long-lived asset or asset group, (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate, including an adverse action or assessment by a regulator, (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group, (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group, and (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

An impairment loss may only be recognized if the carrying amount of an asset is not recoverable and the carrying amount exceeds its fair value. The asset is deemed not to be recoverable when its carrying amount exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. In order to estimate an asset's future cash flows, PHI considers historical cash flows. PHI uses its best estimates in making these evaluations and considers various factors, including forward price curves for energy, fuel costs, legislative initiatives, and operating costs. If necessary, the process of determining fair value is performed consistently with the process described in assessing the fair value of goodwill discussed above.

Accounting for Derivatives

PHI believes that the estimates involved in accounting for its derivative instruments represent "Critical Accounting Estimates" because management exercises judgment in the following areas, any of which could have a material impact on its financial statements: (i) the application of the definition of a derivative to contracts to identify derivatives, (ii) the election of the normal purchases and normal sales exception from derivative accounting, (iii) the application of cash flow hedge accounting, and (iv) the estimation of fair value used in the measurement of derivatives and hedged items, which are highly susceptible to changes in value over time due to market trends or, in certain circumstances, significant uncertainties in modeling techniques used to measure fair value that could result in actual results being materially different from PHI's estimates. See Note (2), "Significant Accounting Policies—Accounting for Derivatives," and Note (15), "Derivative Instruments and Hedging Activities," to the consolidated financial statements.

PHI and its subsidiaries use derivative instruments primarily to manage risk associated with commodity prices. The definition of a derivative in the FASB guidance results in management having to exercise judgment, such as whether there is a notional amount or net settlement provision in contracts. Management assesses a number of factors before determining whether it can designate derivatives for the normal purchase or normal sale exception from derivative accounting, including whether it is probable that the contracts will physically settle with delivery of the underlying commodity. The application of cash flow hedge accounting often requires judgment in the prospective and retrospective assessment and measurement of hedge effectiveness as well as whether it is probable that the forecasted transaction will occur. The fair value of derivatives is determined using quoted exchange prices where available. For instruments that are not traded on an exchange, external broker quotes are used to determine fair value. For some custom and complex instruments, internal models use market information when external broker quotes are not available. For certain long-dated instruments, broker or exchange data is extrapolated for future periods where information is limited. Models are also used to estimate volumes for certain transactions. The same valuation methods are used for risk management purposes to determine the value of non-derivative, commodity exposure.

Pension and Other Postretirement Benefit Plans

PHI believes that the estimates involved in reporting the costs of providing pension and OPEB benefits represent Critical Accounting Estimates because (i) they are based on an actuarial calculation that includes a number of assumptions which are subjective in nature, (ii) they are dependent on numerous factors resulting from actual plan experience and assumptions of future experience, and (iii) changes in assumptions could impact PHI's expected future cash funding requirements for the plans and would have an impact on the projected benefit obligations, which affect the reported amount of annual net periodic pension and OPEB cost on the income statement.

Assumptions about the future, including the discount rate applied to benefit obligations, the expected long-term rate of return on plan assets, the anticipated rate of increase in health care costs and participant compensation have a significant impact on employee benefit costs.

The discount rate for determining the pension benefit obligation was 5.00% and 5.65% as of December 31, 2011 and 2010, respectively. The discount rate for determining the postretirement benefit obligation was 4.90% and 5.60% as of December 31, 2011 and 2010, respectively. PHI utilizes an analytical tool developed by its actuaries to select the discount rate. The analytical tool utilizes a high-quality bond portfolio with cash flows that match the benefit payments expected to be made under the plans.

The expected long-term rate of return on plan assets was 7.75% and 8.00% as of December 31, 2011 and 2010, respectively. PHI uses a building block approach to estimate the expected rate of return on plan assets. Under this approach, the percentage of plan assets in each asset class according to PHI's target asset allocation, at the beginning of the year, is applied to the expected asset return for the related asset class. PHI incorporates long-term assumptions for real returns, inflation expectations, volatility, and correlations among asset classes to determine expected returns for the related asset class. The plan assets consist of equity, fixed income, real estate and private equity investments. The plan assets are expected to yield a return on assets of 7.75% as of December 31, 2011 when viewed over a long-term horizon.

The following table reflects the effect on the projected benefit obligation for the pension plan and the accumulated benefit obligation for the OPEB plan, as well as the net periodic cost for both plans, if there were changes in these critical actuarial assumptions while holding all other actuarial assumptions constant:

(in millions, except percentages)	Change in Assumptions	Impact on Benefit Obligation	Projected Increase in 2011 Net Periodic Cost
Pension Plan			
Discount rate	(0.25)%	$61	$5
Expected return	(0.25)%	—[(a)]	5
Postretirement Benefit Plan			
Discount rate	(0.25)%	$20	$1
Expected return	(0.25)%	—[(a)]	1
Health care cost trend rate	1.00%	32	2

(a) A change in the expected return assumption has no impact on the Projected Benefit Obligation.

The impact of changes in assumptions and the difference between actual and expected or estimated results on pension and postretirement obligations is generally recognized over the working lives of the employees who benefit under the plans rather than immediate recognition in the statements of income.

For additional discussion, see Note (10), "Pension and Other Postretirement Benefits," to the consolidated financial statements.

Accounting for Regulated Activities

FASB guidance on the accounting for regulated activities, Regulated Operations (ASC 980), applies to Power Delivery and can result in the deferral of costs or revenue that would otherwise be recognized by non-regulated entities. PHI defers the recognition of costs and records regulatory assets when it is probable that those costs will be recovered in future customer rates. PHI defers the recognition of revenues and records regulatory liabilities when it is probable that it will refund payments received from customers in the future or that it will incur future costs related to the payments currently received from customers. PHI believes that the judgments involved in accounting for its regulated activities represent "Critical Accounting Estimates" because (i) management must interpret laws and regulatory commission orders to assess the probability of the recovery of costs in customer rates or the return of revenues to customers when determining whether those costs or revenues should be deferred, (ii) decisions made by regulatory commissions or legislative changes at a later date could vary from earlier interpretations made by management and the impact of such variations could be material, and (iii) the elimination of a regulatory asset because deferred costs are no longer probable of recovery in future customer rates could have a material negative impact on PHI's assets and earnings.

Management's most significant judgment is whether to defer costs or revenues when there is not a current regulatory order specific to the item being considered for deferral. In those cases, management considers relevant historical precedents of the regulatory commissions, the results of recent rate orders, and any new information from its more current interactions with the regulatory commissions on that item. Management regularly evaluates whether it should defer costs or revenues and reviews whether adjustments to its previous conclusions regarding its regulatory assets and liabilities are necessary based on the current regulatory and legislative environment as well as recent rate orders.

For additional discussion, see Note (7), "Regulatory Matters," to the consolidated financial statements.

Unbilled Revenue

Unbilled revenue represents an estimate of revenue earned from services rendered by PHI's utility operations that have not yet been billed. PHI's utility operations calculate unbilled revenue using an output-based methodology..The calculation is based on the supply of electricity or natural gas distributed to customers but not yet billed, adjusted for estimated line losses (estimates of electricity and gas expected to be lost in the process of a utility's transmission and distribution to customers).

PHI estimates involved in its unbilled revenue process represent "Critical Accounting Estimates" because management is required to make assumptions and judgments about input factors to the unbilled revenue calculation. Specifically, the determination of estimated line losses is inherently uncertain. Estimated line losses is defined as the estimates of electricity and natural gas expected to be lost in the process of its transmission and distribution to customers. A change in estimated line losses can change the output available for sale which is a factor in the unbilled revenue calculation. Certain factors can influence the estimated line losses such as weather and a change in customer mix. These factors may vary between companies due to geography and density of service territory, and the impact of changes in these factors could be material. PHI seeks to reduce the risk of an inaccurate estimate of unbilled revenue through corroboration of the estimate with historical information and other metrics.

Accounting for Income Taxes

PHI exercises significant judgment about the outcome of income tax matters in its application of the FASB guidance on accounting for income taxes and believes it represents a "Critical Accounting Estimate" because: (i) it records a current tax liability for estimated current tax expense on its federal and state tax returns; (ii) it records deferred tax assets for temporary differences between the financial statement and tax return determination of pre-tax income and the carrying amount of assets and liabilities that are more likely than not going to result in tax deductions in future years; (iii) it determines whether a valuation allowance is needed against deferred tax assets if it is more likely than not that some portion of the future tax deductions will not be realized; (iv) it records deferred tax liabilities for temporary differences between the financial statement and tax return determination of pre-tax income and the carrying amount of assets and liabilities if it is more likely than not that they are expected to result in tax payments in future years; (v) the measurement of deferred tax assets and deferred tax liabilities requires it to estimate future effective tax rates and future taxable income on its federal and state tax returns; (vi) it asserts that foreign earnings will continue to be indefinitely reinvested abroad; (vii) it must consider the effect of newly enacted tax law on its estimated effective tax rate and in measuring deferred tax balances; and (viii) it asserts that tax positions in its tax returns or expected to be taken in its tax returns are more likely than not to be sustained assuming that the tax positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements.

Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard (that is, the cumulative result for a greater than 50% chance of being realized) has been met when developing the provision for current and deferred income taxes and the associated current and deferred tax assets and liabilities. PHI's assumptions, judgments and estimates take into account current tax laws and regulations, interpretation of current tax laws and regulations, the impact of newly enacted tax laws and regulations, developments in case law, settlements of tax positions, and the possible outcomes of current and future investigations conducted by tax authorities. PHI has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although PHI believes that these assumptions, judgments and estimates are reasonable, changes in tax laws and regulations or its interpretation of tax laws and regulations as well as the resolutions of the current and any future investigations or legal proceedings could significantly impact the financial results from applying the accounting for income taxes in the consolidated financial statements. PHI reviews its application of the "more likely than not" standard quarterly.

PHI also evaluates quarterly the probability of realizing deferred tax assets by reviewing a forecast of future taxable income and tax planning strategies that can be implemented, if necessary, to realize deferred tax assets. Failure to achieve forecasted taxable income or successfully implement tax planning strategies may affect the realization of deferred tax assets and the amount of any associated valuation allowance. The forecast of future taxable income is dependent on a number of factors that can change over time, including growth assumptions, business conditions, returns on rate base, operating and capital expenditures, cost of capital, tax laws and regulations, the legal structure of entities and other factors, which could materially impact the realizability of deferred tax assets and the associated financial results in the consolidated financial statements.

New Accounting Standards and Pronouncements

For information concerning new accounting standards and pronouncements that have recently been adopted by PHI and its subsidiaries or that one or more of the companies will be required to adopt on or before a specified date in the future, see Note (3), "Newly Adopted Accounting Standards," and Note (4), "Recently Issued Accounting Standards, Not Yet Adopted," to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk management policies for PHI and its subsidiaries are determined by PHI's Corporate Risk Management Committee (CRMC), the members of which are PHI's Chief Risk Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Chief Information Officer and other senior executives. The CRMC monitors interest rate fluctuation, commodity price fluctuation, and credit risk exposure, and sets risk management policies that establish limits on unhedged risk and determine risk reporting requirements. For information about PHI's derivative activities, other than the information otherwise disclosed herein, refer to Note (2), "Significant Accounting Policies—Accounting For Derivatives," Note (15), "Derivative Instruments and Hedging Activities" and Note (20), "Discontinued Operations" of the consolidated financial statements.

Commodity Price Risk

The Pepco Energy Services segment engages in commodity risk management activities to reduce its financial exposure to changes in the value of its assets and obligations due to commodity price fluctuations. Certain of these risk management activities are conducted using instruments classified as derivatives based on FASB guidance on derivatives and hedging, ASC 815. Pepco Energy Services also manages commodity risk with contracts that are not classified as derivatives. The primary risk management objective is to manage the spread between retail electricity and natural gas supply commitments and the cost of energy used to service those commitments in order to ensure stable and known cash flows and fix favorable prices and margins.

PHI's risk management policies place oversight at the senior management level through the CRMC, which has the responsibility for establishing corporate compliance requirements for energy market participation. PHI collectively refers to these energy market activities, including its commodity risk management activities, as "energy commodity" activities. PHI uses a value-at-risk (VaR) model to assess the market risk of the energy commodity activities of Pepco Energy Services. PHI also uses other measures to limit and monitor risk in its energy commodity activities, including limits on the nominal size of positions and periodic loss limits. VaR represents the potential fair value loss on energy contracts or portfolios due to changes in market prices for a specified time period and confidence level. PHI uses a delta-gamma VaR estimation model. The other parameters include a 95 percent, one-tailed confidence level and a one-day holding period. Since VaR is an estimate, it is not necessarily indicative of actual results that may occur.

The table below provides the VaR associated with energy contracts of the Pepco Energy Services segment for the year ended December 31, 2011 in millions of dollars:

	VaR[a]
95% confidence level, one-day holding period, one-tailed	
Period end	$1
Average for the period	$1
High	$3
Low	$1

(a) This column represents all energy derivative contracts, normal purchase and normal sales contracts, modeled generation output and fuel requirements, and modeled customer load obligations for Pepco Energy Services' energy commodity activities.

Pepco Energy Services purchases electric and natural gas futures, swaps, options and forward contracts to hedge price risk in connection with the purchase of physical natural gas and electricity for distribution to customers. Pepco Energy Services accounts for its derivatives as either cash flow hedges of forecasted transactions or they are marked to market through current earnings. Forward contracts that meet the requirements for normal purchase and normal sale accounting under FASB guidance on derivatives and hedging are recorded on an accrual basis.

Credit and Nonperformance Risk

Pepco Holdings' subsidiaries attempt to minimize credit risk exposure to wholesale energy counterparties through, among other things, formal credit policies, regular assessment of counterparty creditworthiness and the establishment of a credit limit for each counterparty, monitoring procedures that include stress testing, the use of standard agreements which allow for the netting of positive and negative exposures associated with a single counterparty and collateral requirements under certain circumstances, and have established reserves for credit losses. As of December 31, 2011, credit exposure to wholesale energy counterparties was weighted 100% with investment grade counterparties. There were no investments with counterparties without external credit-quality ratings and no investments with non-investment grade counterparties.

The following table provides information on the credit exposure on competitive wholesale energy contracts, net of collateral, to wholesale counterparties as of December 31, 2011, in millions of dollars:

Rating	Exposure Before Credit Collateral[(b)]	Credit Collateral[(c)]	Net Exposure	Number of Counterparties Greater Than 10%[(d)]	Net Exposure of Counterparties Greater Than 10%
Investment Grade[(a)]	$ 4	$—	$ 4	2	$ 4
Non-Investment Grade	—	—	—	—	—
No External Ratings	—	—	—	—	—
Credit reserves			—		

(a) Investment Grade—primarily determined using publicly available credit ratings of the counterparty. If the counterparty has provided a guarantee by a higher-rated entity (e.g., its parent), it is determined based upon the rating of its guarantor. Included in "Investment Grade" are counterparties with a minimum Standard & Poor's or Moody's Investor Service rating of BBB- or Baa3, respectively.

(b) Exposure before credit collateral—includes the marked to market energy contract net assets for open/unrealized transactions, the net receivable/payable for realized transactions and net open positions for contracts not marked to market. Amounts due from counterparties are offset by liabilities payable to those counterparties to the extent that legally enforceable netting arrangements are in place. Thus, this column presents the net credit exposure to counterparties after reflecting all allowable netting, but before considering collateral held.

(c) Credit collateral—the face amount of cash deposits, letters of credit and performance bonds received from counterparties, not adjusted for probability of default, and, if applicable, property interests (including oil and natural gas reserves).

(d) Using a percentage of the total exposure.

Interest Rate Risk

Pepco Holdings and its subsidiaries' variable or floating rate debt is subject to the risk of fluctuating interest rates in the normal course of business. Pepco Holdings manages interest rates through the use of fixed and, to a lesser extent, variable rate debt. The effect of a hypothetical 10% change in interest rates on the annual interest costs for short-term and variable rate debt was less than $1 million as of December 31, 2011.

Management's Report on Internal Control over Financial Reporting

The management of Pepco Holdings is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of Pepco Holdings assessed Pepco Holding's internal control over financial reporting as of December 31, 2011 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the management of Pepco Holdings concluded that Pepco Holdings' internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements of Pepco Holdings included in this Annual Report, has also issued its attestation report on the effectiveness of Pepco Holdings' internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Pepco Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Pepco Holdings, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Washington, D.C.
February 23, 2012

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31,	2011	2010	2009
	(millions of dollars, except per share data)		
Operating Revenue			
Power Delivery	$4,650	$5,114	$4,980
Pepco Energy Services	1,238	1,883	2,383
Other	32	42	39
Total Operating Revenue	5,920	7,039	7,402
Operating Expenses			
Fuel and purchased energy	3,422	4,631	5,330
Other services cost of sales	172	140	85
Other operation and maintenance	914	884	819
Restructuring charge	—	30	—
Depreciation and amortization	426	393	349
Other taxes	451	434	368
Gain on early termination of finance leases held in trust	(39)	—	—
Deferred electric service costs	(63)	(108)	(161)
Impairment losses	—	—	4
Effects of Pepco divestiture-related claims	—	11	(40)
Total Operating Expenses	5,283	6,415	6,754
Operating Income	637	624	648
Other Income (Expenses)			
Interest and dividend income	1	—	2
Interest expense	(254)	(306)	(340)
(Loss) gain from equity investments	(3)	(1)	2
Loss on extinguishment of debt	—	(189)	—
Impairment losses	(5)	—	—
Other income	33	22	16
Other expenses	—	—	(1)
Total Other Expenses	(228)	(474)	(321)
Income from Continuing Operations Before Income Tax Expense	409	150	327
Income Tax Expense Related to Continuing Operations	149	11	104
Net Income from Continuing Operations	260	139	223
(Loss) Income from Discontinued Operations, net of Income Taxes	(3)	(107)	12
Net Income	$ 257	$ 32	$ 235
Basic and Diluted Share Information			
Weighted average shares outstanding (millions)	226	224	221
Earnings per share of common stock from Continuing Operations	$ 1.15	$ 0.62	$ 1.01
(Loss) earnings per share of common stock from Discontinued Operations	(0.01)	(0.48)	0.05
Basic and diluted earnings per share	$ 1.14	$ 0.14	$ 1.06

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Year Ended December 31,	2011	2010	2009
	(millions of dollars)		
Net Income	$257	$ 32	$ 235
Other Comprehensive Income (Loss) from Continuing Operations			
Gains (losses) from continuing operations on commodity derivatives designated as cash flow hedges:			
Losses arising during period	—	(100)	(129)
Amount of losses reclassified into income	81	135	166
Net gains on commodity derivatives	81	35	37
Losses on treasury rate locks reclassified into income	1	18	5
Amortization of losses for prior service cost	(7)	—	(13)
Prior service costs arising during period	(4)	—	—
Other comprehensive income from continuing operations, before income taxes	71	53	29
Income tax expense related to other comprehensive income from continuing operations	28	21	12
Other comprehensive income from continuing operations, net of income taxes	43	32	17
Other Comprehensive Income from Discontinued Operations, Net of Income Taxes	—	103	4
Comprehensive Income	$300	$ 167	$ 256

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(millions of dollars)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 109	$ 20
Restricted cash equivalents	11	11
Accounts receivable, less allowance for uncollectible accounts of $49 million and $51 million, respectively	929	1,027
Inventories	132	126
Derivative assets	5	45
Prepayments of income taxes	74	276
Deferred income tax assets, net	59	90
Prepaid expenses and other	120	51
Conectiv Energy assets held for sale	—	111
Total Current Assets	1,439	1,757
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,407	1,407
Regulatory assets	2,196	1,915
Investment in finance leases held in trust	1,349	1,423
Income taxes receivable	84	114
Restricted cash equivalents	15	5
Assets and accrued interest related to uncertain tax positions	37	11
Other	163	169
Conectiv Energy assets held for sale	—	6
Total Investments and Other Assets	5,251	5,050
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	12,855	12,120
Accumulated depreciation	(4,635)	(4,447)
Net Property, Plant and Equipment	8,220	7,673
TOTAL ASSETS	$14,910	$14,480

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY	December 31, 2011	December 31, 2010
	(millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 732	$ 534
Current portion of long-term debt and project funding	112	75
Accounts payable and accrued liabilities	549	587
Capital lease obligations due within one year	8	8
Taxes accrued	110	96
Interest accrued	47	45
Liabilities and accrued interest related to uncertain tax positions	3	3
Derivative liabilities	26	66
Other	274	321
Liabilities associated with Conectiv Energy assets held for sale	—	62
Total Current Liabilities	1,861	1,797
DEFERRED CREDITS		
Regulatory liabilities	526	528
Deferred income taxes, net	2,863	2,714
Investment tax credits	22	26
Pension benefit obligation	424	332
Other postretirement benefit obligations	469	429
Income taxes payable	—	2
Liabilities and accrued interest related to uncertain tax positions	32	148
Derivative liabilities	6	21
Other	191	175
Liabilities associated with Conectiv Energy assets held for sale	—	10
Total Deferred Credits	4,533	4,385
LONG-TERM LIABILITIES		
Long-term debt	3,794	3,629
Transition bonds issued by ACE Funding	295	332
Long-term project funding	13	15
Capital lease obligations	78	86
Total Long-Term Liabilities	4,180	4,062
COMMITMENTS AND CONTINGENCIES (NOTE 17)		
EQUITY		
Common stock, $.01 par value—authorized 400,000,000 shares, 227,500,190 and 225,082,252 shares outstanding, respectively	2	2
Premium on stock and other capital contributions	3,325	3,275
Accumulated other comprehensive loss	(63)	(106)
Retained earnings	1,072	1,059
Total Shareholders' Equity	4,336	4,230
Non-controlling interest	—	6
Total Equity	4,336	4,236
TOTAL LIABILITIES AND EQUITY	$14,910	$14,480

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2011	2010	2009
	(millions of dollars)		
OPERATING ACTIVITIES			
Net income	$ 257	$ 32	$ 235
Loss (income) from discontinued operations, net of income taxes	3	107	(12)
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	426	393	349
Non-cash rents from cross-border energy lease investments	(55)	(55)	(54)
Gain on early termination of finance leases held in trust	(39)	—	—
Non-cash charge to reduce equity value of PHI's cross-border energy lease investments	7	2	3
Effects of Pepco divestiture-related claims	—	11	(40)
Changes in restricted cash equivalents related to Mirant settlement	—	—	102
Deferred income taxes	140	345	249
Net unrealized losses on Pepco Energy Services commodity derivatives	30	3	2
Losses on treasury rate locks reclassified into income	1	18	5
Other	(19)	(20)	(3)
Changes in:			
Accounts receivable	135	(12)	136
Inventories	(6)	(2)	20
Prepaid expenses	(4)	7	(17)
Regulatory assets and liabilities, net	(148)	(154)	(221)
Accounts payable and accrued liabilities	(90)	73	(153)
Pension contributions	(110)	(100)	(300)
Pension benefit obligation, excluding contributions	53	68	95
Cash collateral related to derivative activities	9	13	24
Taxes accrued	11	(213)	76
Other assets and liabilities	43	49	7
Net Conectiv Energy assets held for sale	42	248	103
Net Cash From Operating Activities	686	813	606
INVESTING ACTIVITIES			
Investment in property, plant and equipment	(941)	(802)	(664)
Department of Energy capital reimbursement awards received	52	13	—
Proceeds from sale of Conectiv Energy wholesale power generation business	—	1,640	—
Proceeds from early termination of finance leases held in trust	161	—	—
Changes in restricted cash equivalents	(10)	(2)	—
Proceeds from sale of assets	—	3	4
Net other investing activities	(9)	4	—
Investment in property, plant and equipment associated with Conectiv Energy assets held for sale	—	(138)	(200)
Net Cash (Used By) From Investing Activities	(747)	718	(860)
FINANCING ACTIVITIES			
Dividends paid on common stock	(244)	(241)	(238)
Common stock issued for the Dividend Reinvestment Plan and employee-related compensation	47	47	49
Redemption of preferred stock of subsidiaries	(6)	—	—
Issuances of long-term debt	235	383	110
Reacquisitions of long-term debt	(70)	(1,726)	(83)
Issuances of short-term debt, net	198	4	65
Cost of issuances	(10)	(7)	(4)
Net other financing activities	(1)	(6)	10
Net financing activities associated with Conectiv Energy assets held for sale	—	(10)	7
Net Cash From (Used By) Financing Activities	149	(1,556)	(84)
Net Increase (Decrease) In Cash and Cash Equivalents	88	(25)	(338)
Cash and Cash Equivalents of Discontinued Operations	—	(1)	(2)
Cash and Cash Equivalents at Beginning of Year	21	46	384
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 109	$ 20	$ 44
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest of $11 million, $9 million and $11 million, respectively)	$ 240	$ 310	$ 353
Cash paid (received) for income taxes	4	(13)	(76)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(millions of dollars, except shares)	Common Stock Stock Shares	Common Stock Par Value	Premium on Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
BALANCE, DECEMBER 31, 2008	218,906,220	$ 2	$3,179	$(262)	$1,271	$4,190
Net Income	—	—	—	—	235	235
Other comprehensive income	—	—	—	21	—	21
Dividends on common stock ($1.08 per share)	—	—	—	—	(238)	(238)
Issuance of common stock:						
Original issue shares, net	1,210,261	—	18	—	—	18
Shareholder DRP original shares	2,153,414	—	31	—	—	31
Net activity related to stock-based awards	—	—	(1)	—	—	(1)
BALANCE, DECEMBER 31, 2009	222,269,895	2	3,227	(241)	1,268	4,256
Net Income	—	—	—	—	32	32
Other comprehensive income	—	—	—	135	—	135
Dividends on common stock ($1.08 per share)	—	—	—	—	(241)	(241)
Issuance of common stock:						
Original issue shares, net	1,041,482	—	16	—	—	16
Shareholder DRP original shares	1,770,875	—	31	—	—	31
Net activity related to stock-based awards	—	—	1	—	—	1
BALANCE, DECEMBER 31, 2010	225,082,252	2	3,275	(106)	1,059	4,230
Net Income	—	—	—	—	257	257
Other comprehensive income	—	—	—	43	—	43
Dividends on common stock ($1.08 per share)	—	—	—	—	(244)	(244)
Issuance of common stock:						
Original issue shares, net	854,124	—	17	—	—	17
Shareholder DRP original shares	1,563,814	—	30	—	—	30
Net activity related to stock-based awards	—	—	3	—	—	3
BALANCE, DECEMBER 31, 2011	227,500,190	$ 2	$3,325	$ (63)	$1,072	$4,336

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION

Pepco Holdings, Inc. (PHI or Pepco Holdings), a Delaware corporation incorporated in 2001, is a holding company that, through the following regulated public utility subsidiaries, is engaged primarily in the transmission, distribution and default supply of electricity and, to a lesser extent, the distribution and supply of natural gas (Power Delivery):

- Potomac Electric Power Company (Pepco), which was incorporated in Washington, D.C. in 1896 and became a domestic Virginia corporation in 1949,
- Delmarva Power & Light Company (DPL), which was incorporated in Delaware in 1909 and became a domestic Virginia corporation in 1979, and
- Atlantic City Electric Company (ACE), which was incorporated in New Jersey in 1924.

Each of PHI, Pepco, DPL and ACE is also a reporting company under the Securities Exchange Act of 1934, as amended. Together Pepco, DPL and ACE constitute the Power Delivery segment for financial reporting purposes.

Through Pepco Energy Services, Inc. and its subsidiaries (collectively, Pepco Energy Services), PHI provides energy savings performance contracting services, primarily to commercial, industrial and government customers. Pepco Energy Services is in the process of winding down its competitive electricity and natural gas retail supply business. Pepco Energy Services constitutes a separate segment for financial reporting purposes.

PHI Service Company, a subsidiary service company of PHI, provides a variety of support services, including legal, accounting, treasury, tax, purchasing and information technology services to PHI and its operating subsidiaries. These services are provided pursuant to a service agreement among PHI, PHI Service Company and the participating operating subsidiaries. The expenses of PHI Service Company are charged to PHI and the participating operating subsidiaries in accordance with cost allocation methods set forth in the service agreement.

Power Delivery

Each of Pepco, DPL and ACE is a regulated public utility in the jurisdictions that comprise its service territory. Each utility owns and operates a network of wires, substations and other equipment that is classified as transmission facilities, distribution facilities or common facilities (which are used for both transmission and distribution). Transmission facilities are high-voltage systems that carry wholesale electricity into, or across, the utility's service territory. Distribution facilities are low-voltage systems that carry electricity to end-use customers in the utility's service territory.

Each utility is responsible for the distribution of electricity and in the case of DPL natural gas, in its service territory, for which it is paid tariff rates established by the applicable local public service commissions. Each utility also supplies electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive energy supplier. The regulatory term for this supply service is Standard Office Service in Delaware, the District of Columbia and Maryland, and Basic Generation Service in New Jersey. In these Notes to the consolidated financial statements, these supply service obligations are referred to generally as Default Electricity Supply.

Pepco Energy Services

Pepco Energy Services is engaged in the following businesses:

- providing energy efficiency services principally to federal, state and local government customers, and designing, constructing and operating combined heat and power and central energy plants,

- providing high voltage electric construction and maintenance services to customers throughout the United States and low voltage electric construction and maintenance services and streetlight construction and asset management services to utilities, municipalities and other customers in the Washington, D.C. metropolitan area, and
- retail supply of electricity and natural gas under its remaining contractual obligations.

Pepco Energy Services also owns and operates two oil-fired generation facilities that are scheduled for deactivation in May 2012.

In December 2009, PHI announced the wind-down of the retail energy supply component of the Pepco Energy Services business. Pepco Energy Services is implementing this wind-down by not entering into any new supply contracts while continuing to perform under its existing supply contracts through their respective expiration dates, the last of which is June 1, 2014. The retail energy supply business has historically generated a substantial portion of the operating revenues and net income of the Pepco Energy Services segment. Operating revenues related to the retail energy supply business for the years ended December 31, 2011, 2010 and 2009 were $0.9 billion, $1.6 billion and $2.3 billion, respectively, while operating income for the same periods was $11 million, $59 million and $88 million, respectively.

In connection with the operation of the retail energy supply business, Pepco Energy Services provided letters of credit of $1 million and posted cash collateral of $112 million as of December 31, 2011. These collateral requirements, which are based on existing wholesale energy purchase and sale contracts and current market prices, will decrease as the contracts expire, with the collateral expected to be no longer needed by June 1, 2014. The energy services business will not be affected by the wind-down of the retail energy supply business.

Other Business Operations

Through its subsidiary Potomac Capital Investment Corporation (PCI), PHI maintains a portfolio of cross-border energy lease investments. This activity constitutes a third operating segment for financial reporting purposes, which is designated as "Other Non-Regulated." For a discussion of PHI's cross-border energy lease investments, see Note (8), "Leasing Activities," and Note (17), "Commitments and Contingencies—PHI's Cross-Border Energy Lease Investments."

Discontinued Operations

In April 2010, the Board of Directors approved a plan for the disposition of PHI's competitive wholesale power generation, marketing and supply business, which had been conducted through subsidiaries of Conectiv Energy Holding Company (collectively Conectiv Energy). On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine Corporation (Calpine) for $1.64 billion. The disposition of all of Conectiv Energy's remaining assets and businesses, consisting of its load service supply contracts, energy hedging portfolio, certain tolling agreements and other assets not included in the Calpine sale, is substantially complete. The operations of Conectiv Energy are being accounted for as a discontinued operation and no longer constitute a separate segment for financial reporting purposes. Substantially all of the information in these Notes to the Consolidated Financial Statements with respect to the operations of the former Conectiv Energy segment has been consolidated in Note (20), "Discontinued Operations."

(2) SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Pepco Holdings and its wholly owned subsidiaries. All material intercompany balances and transactions between subsidiaries have been eliminated. Pepco Holdings uses the equity method to report investments, corporate joint ventures, partnerships, and affiliated companies in which it holds an interest and can exercise significant influence over the operations and policies of the entity. Certain transmission and other facilities currently held, are consolidated in proportion to PHI's percentage interest in the facility.

Consolidation of Variable Interest Entities

PHI assesses its contractual arrangements with variable interest entities to determine whether it is the primary beneficiary and thereby has to consolidate the entities in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810. The guidance addresses conditions under which an entity should be consolidated based upon variable interests rather than voting interests. Subsidiaries of PHI have the following contractual arrangements to which the guidance applies.

ACE Power Purchase Agreements

PHI, through its ACE subsidiary, is a party to three power purchase agreements (PPAs) with unaffiliated, non-utility generators (NUGs) totaling 459 megawatts. One of the agreements ends in 2016 and the other two end in 2024. PHI was unable to obtain sufficient information to determine whether these three entities were variable interest entities or if ACE was the primary beneficiary. As a result, it applied the scope exemption from the consolidation guidance for enterprises that have not been able to obtain such information.

Net purchase activities with the NUGs for the years ended December 31, 2011, 2010 and 2009, were approximately $218 million, $292 million and $282 million, respectively, of which approximately $206 million, $270 million and $262 million, respectively, consisted of power purchases under the PPAs. The power purchase costs are recoverable from ACE's customers through regulated rates.

DPL Renewable Energy Transactions

DPL is subject to Renewable Energy Portfolio Standards (RPS) in the state of Delaware that require it to obtain renewable energy credits (RECs) for energy delivered to its customers. DPL's costs associated with obtaining RECs to fulfill its RPS obligations are recoverable from its customers by law. PHI, through its DPL subsidiary, has entered into three land-based wind PPAs in the aggregate amount of 128 megawatts and one solar PPA with a 10 megawatt facility as of December 31, 2011. All of the facilities associated with these PPAs are operational, and DPL is obligated to purchase energy and RECs in amounts generated and delivered by the wind facilities and solar renewable energy credits (SRECs) from the solar facility at rates that are primarily fixed under these agreements. PHI has concluded that consolidation is not required for any of these agreements under the FASB guidance on the consolidation of variable interest entities.

DPL is obligated to purchase energy and RECs from one of the wind facilities through 2024 in amounts not to exceed 50 megawatts, the second of the wind facilities through 2031 in amounts not to exceed 40 megawatts, and the third facility through 2031 in amounts not to exceed 38 megawatts. DPL's purchases under the three wind PPAs totaled $18 million and $12 million for the years ended December 31, 2011 and 2010, respectively. The term of the agreement with the solar facility is 20 years and DPL is obligated to purchase SRECs in an amount up to 70 percent of the energy output at a fixed price. DPL's purchases under the agreement were $1 million for the year ended December 31, 2011.

In addition to the three land-based wind PPAs, PHI, through its DPL subsidiary, has also entered into an offshore wind PPA for a 200 megawatt facility that has not yet been constructed. In December 2011, the developer of the offshore wind facility notified DPL that it was terminating the wind PPA for this facility. DPL received a $2 million termination payment from the developer that will be refunded to DPL's Delaware customers.

On October 18, 2011, the DPSC approved a tariff submitted by DPL in accordance with the requirements of the RPS specific to fuel cell facilities totaling 30 megawatts to be constructed by a qualified fuel cell provider.

The tariff and the RPS establish that DPL would be an agent to collect payments in advance from its distribution customers and remit them to the qualified fuel cell provider for each megawatt hour of energy produced by the fuel cell facilities over 20 years. DPL would have no liability to the qualified fuel cell provider other than to remit payments collected from its distribution customers pursuant to the tariff. The RPS provides for a reduction in DPL's REC requirements based upon the actual energy output of the facilities. PHI has concluded that DPL would account for this arrangement as an agency transaction.

Atlantic City Electric Transition Funding LLC

Atlantic City Electric Transition Funding LLC (ACE Funding) was established in 2001 by ACE solely for the purpose of securitizing authorized portions of ACE's recoverable stranded costs through the issuance and sale of bonds (Transition Bonds). The proceeds of the sale of each series of Transition Bonds have been transferred to ACE in exchange for the transfer by ACE to ACE Funding of the right to collect non-bypassable transition bond charges (the Transition Bond Charges) from ACE customers pursuant to bondable stranded costs rate orders issued by the NJBPU in an amount sufficient to fund the principal and interest payments on the Transition Bonds and related taxes, expenses and fees (Bondable Transition Property). ACE collects the Transition Bond Charges from its customers on behalf of ACE Funding and the holders of the Transition Bonds. The assets of ACE Funding, including the Bondable Transition Property, and the Transition Bond Charges collected from ACE's customers, are not available to creditors of ACE. The holders of the Transition Bonds have recourse only to the assets of ACE Funding. ACE owns 100 percent of the equity of ACE Funding and PHI consolidates ACE Funding in its financial statements as ACE is the primary beneficiary of ACE Funding under the variable interest entity consolidation guidance.

ACE Standard Offer Capacity Agreements

In April 2011, ACE entered into three Standard Offer Capacity Agreements (SOCAs) by order of the NJBPU, each with a different generation company. The SOCAs were established under a New Jersey law enacted to promote the construction of qualified electric generation facilities in New Jersey. The SOCAs are 15-year, financially settled transactions approved by the NJBPU that allow generators to receive payments from, or make payments to, ACE based on the difference between the fixed price in the SOCAs and the price for capacity that clears PJM Interconnection, LLC (PJM). Each of the other electricity distribution companies (EDCs) in New Jersey has entered into SOCAs having the same terms with the same generation companies. The annual share of payments or receipts for ACE and the other EDCs is based upon each company's annual proportion of the total New Jersey load attributable to all EDCs. The NJBPU has approved full recovery from distribution customers of payments made by ACE and the other EDCs, and distribution customers would be entitled to any payments received by ACE and the other EDCs.

ACE and the other EDCs entered the SOCAs under protest based on concerns about the potential cost to distribution customers. In May 2011, the NJBPU denied a joint motion for reconsideration of its order requiring each of the EDCs to enter into the SOCAs. In June 2011, ACE and the other EDCs filed appeals related to the NJBPU orders with the Appellate Division of the New Jersey Superior Court. In February 2011, ACE joined other plaintiffs in an action filed in the United States District Court for the District of New Jersey challenging the constitutionality of the New Jersey law. ACE and the other plaintiffs filed a motion for summary judgment with the United States District Court for the District of New Jersey in December 2011.

Two of the generation companies sent a notice of dispute under the SOCA to ACE. The notice of dispute alleges that certain actions taken by PJM have an adverse effect on the generation company's ability to clear the PJM auction as required by the SOCA. In November 2011, one of the generation companies filed a petition with the NJBPU to change its SOCA. ACE does not believe that a dispute exists under the SOCAs.

Currently, PHI believes that FASB guidance on derivative accounting and the accounting for regulated operations would apply to ACE's obligations under the SOCA once the related capacity has cleared a PJM auction. Once cleared, the gain (loss) associated with the fair value of a derivative would be offset by the recognition of a regulatory liability (asset). The next PJM capacity auction is scheduled for May 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the Consolidated Financial Statements and accompanying notes. Although Pepco Holdings believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results may differ significantly from these estimates.

Significant matters that involve the use of estimates include the assessment of goodwill and long-lived assets for impairment, fair value calculations for certain derivative instruments, the costs of providing pension and other postretirement benefits, evaluation of the probability of recovery of regulatory assets, accrual of storm restoration costs, accrual of self-insurance reserves for general and auto liability claims, accrual of interest related to income taxes, accrual of restructuring charges, recognition of changes in network service transmission rates for prior service year costs, and the recognition of income tax benefits for investments in finance leases held in trust associated with PHI's portfolio of cross-border energy lease investments. Additionally, PHI is subject to legal, regulatory, and other proceedings and claims that arise in the ordinary course of its business. PHI records an estimated liability for these proceedings and claims, when it is probable that a loss has been incurred and the loss is reasonably estimable.

Storm Costs

During 2011, Pepco, DPL and ACE incurred significant costs associated with Hurricane Irene that affected their respective service territories. Total incremental storm costs associated with Hurricane Irene were $43 million, with $28 million incurred for repair work and $15 million incurred as capital expenditures. Costs incurred for repair work of $22 million were deferred as regulatory assets to reflect the probable recovery of these storm costs in certain jurisdictions, and the remaining $6 million was charged to Other operation and maintenance expense. Approximately $6 million of these total incremental storm costs have been estimated for the cost of restoration services provided by outside contractors. Since the invoices for such services had not been received at December 31, 2011, actual invoices may vary from these estimates. PHI's utility subsidiaries are seeking recovery of the incremental Hurricane Irene costs in each of their various jurisdictions in pending or planned distribution rate case filings.

Accrual of Interest Associated with 1996 to 2002 Federal Income Tax Returns

In November 2010, PHI reached final settlement with the IRS with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. PHI also reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In connection with these activities, PHI has recalculated the estimated interest due for the tax years 1996 to 2002. These calculations resulted in the reversal of $15 million (after-tax) of previously accrued estimated interest due to the IRS which was recorded as an income tax benefit in the fourth quarter of 2010. PHI recorded a further $17 million (after-tax) income tax benefit in the second quarter of 2011.

Restructuring Charge

In the second quarter of 2010, PHI commenced a comprehensive organizational review to identify opportunities to streamline the organization and to achieve certain reductions in corporate overhead costs allocated to its operating segments. The restructuring plan resulted in the elimination of 164 employee positions and the recording of an associated estimated accrued expense for termination benefits in the amount of

$30 million. The calculation of these termination benefits, the majority of which were paid in 2011, was based on estimated severance costs and actuarial calculations of the present value of certain changes in pension and other postretirement benefits for terminated employees. There were no material changes to this accrual in 2011.

Network Service Transmission Rates

In May of each year, each of PHI's utility subsidiaries provides its updated network service transmission rate to the Federal Energy Regulatory Commission (FERC) effective for the service year beginning June 1 of the current year and ending on May 31 of the following year. The network service transmission rate includes a true-up for costs incurred in the prior service year not yet reflected in rates charged to customers.

Investments in Finance Leases Held in Trust

As further discussed in Note (8), "Leasing Activities," Note (12), "Income Taxes," and Note (17), "Commitments and Contingencies—PHI's Cross-Border Energy Lease Investments," PHI maintains a portfolio of cross-border energy lease investments. The book equity value of these cross-border energy lease investments and the pattern of recognizing the related cross-border energy lease income are based on the estimated timing and amount of all cash flows related to the cross-border energy lease investments, including income tax-related cash flows. These investments are more commonly referred to as sale-in lease-out, or SILO, transactions. PHI currently derives tax benefits from these investments to the extent that rental income is exceeded by depreciation deductions based on the purchase price of the assets and interest deductions on the non-recourse debt financing (obtained to fund a substantial portion of the purchase price of the assets). The IRS has announced broadly its intention to disallow the tax benefits recognized by all taxpayers on these types of investments. More specifically, the IRS has disallowed interest and depreciation deductions claimed by PHI related to its cross-border energy lease investments on its 2001 through 2005 federal income tax returns, which currently are under audit and the IRS has sought to recharacterize the leases as loan transactions as to which PHI would be subject to original issue discount income.

In the last several years, IRS challenges to certain cross-border energy lease investment transactions have been the subject of litigation. PHI believes that its tax position with regard to its cross-border energy lease investments was appropriate based on applicable statutes, regulations and case law. However, after evaluating the court rulings available at the time, there have been several decisions in favor of the IRS that were factored into PHI's decision to adjust the values of the cross-border energy lease investments at certain points in time.

Revenue Recognition

Regulated Revenue

Power Delivery recognizes revenue upon distribution of electricity and gas to its customers, including unbilled revenue for services rendered but not yet billed. PHI's unbilled revenue was $179 million and $218 million as of December 31, 2011 and 2010, respectively, and these amounts are included in Accounts receivable. PHI's utility subsidiaries calculate unbilled revenue using an output-based methodology. This methodology is based on the supply of electricity or gas intended for distribution to customers. The unbilled revenue process requires management to make assumptions and judgments about input factors such as customer sales mix, temperature and estimated line losses (estimates of electricity and gas expected to be lost in the process of its transmission and distribution to customers). The assumptions and judgments are inherently uncertain and susceptible to change from period to period, and if the actual results differ from the projected results, the impact could be material.

Taxes related to the consumption of electricity and gas by the utility customers, such as fuel, energy, or other similar taxes, are components of the tariff rates charged by PHI's utility subsidiaries and, as such, are billed to customers and recorded in Operating revenue. Accruals for the remittance of these taxes are recorded in Other taxes. Excise tax related generally to the consumption of gasoline by PHI and its subsidiaries in the normal course of business is charged to operations, maintenance or construction, and is not material.

Pepco Energy Services Revenue

Pepco Energy Services has recognized revenue upon distribution of electricity and gas to the customer, including amounts for electricity and gas delivered, but not yet billed. Sales and purchases of electric power to independent system operators are netted hourly and classified as operating revenue or operating expenses, as appropriate. Unrealized derivative gains and losses are recognized in current earnings as revenue if the derivatives do not qualify for hedge accounting or normal purchases or normal sales treatment under FASB guidance on derivatives and hedging (ASC 815). Revenue for Pepco Energy Services' energy services business is recognized using the percentage-of-completion method, for its construction activities, which recognizes revenue as work is completed on the contract. Revenues from its operation and maintenance activities and measurement and verification activities in its energy services business are recognized when earned.

Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions

Taxes included in PHI's gross revenues were $390 million, $373 million and $293 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Accounting for Derivatives

PHI and its subsidiaries use derivative instruments primarily to manage risk associated with commodity prices and interest rates. Risk management policies are determined by PHI's Corporate Risk Management Committee (CRMC). The CRMC monitors interest rate fluctuation, commodity price fluctuation and credit risk exposure, and sets risk management policies that establish limits on unhedged risk.

PHI accounts for its derivative activities in accordance with FASB guidance on derivatives and hedging. Derivatives are recorded on the consolidated balance sheets as derivative assets or derivative liabilities and measured at fair value unless designated as normal purchases or normal sales.

Changes in the fair value of derivatives held by PES and DPL that are not designated as hedges or do not qualify for hedge accounting are presented on the consolidated statements of income as Operating revenue or Fuel and purchased energy expense, respectively. Changes in the fair value of derivatives held by DPL are deferred as regulatory assets or liabilities under the accounting guidance for regulated activities.

The gain or loss on a derivative that qualifies as a cash flow hedge of an exposure to variable cash flows of a forecasted transaction is initially recorded in Accumulated Other Comprehensive Loss (AOCL) (a separate component of equity) to the extent that the hedge is effective and is subsequently reclassified into earnings, in the same category as the item being hedged, when the gain or loss from the forecasted transaction occurs. If it is probable that a forecasted transaction will not occur, the deferred gain or loss in AOCL is immediately reclassified to earnings. Gains or losses related to any ineffective portion of cash flow hedges are also recognized in earnings immediately as Operating revenue or as a Fuel and purchased energy expense.

Changes in the fair value of derivatives designated as fair value hedges, as well as changes in the fair value of the hedged asset, liability or firm commitment, are recorded as Operating revenue in the consolidated statements of income.

The impact of derivatives that are marked to market through current earnings, the ineffective portion of cash flow hedges, and the portion of fair value hedges that flows to current earnings are presented on a net basis in the consolidated statements of income as Operating revenue or as a Fuel and purchased energy expense. When a hedging gain or loss is realized, it is presented on a net basis in the same line item as the underlying item being hedged. Unrealized derivative gains and losses are presented gross on the consolidated balance sheets except where contractual netting agreements are in place with individual counterparties. See Note (15), "Derivative Instruments and Hedging Activities," for more information about the components of unrealized and realized gains and losses on derivatives.

The fair value of derivatives is determined using quoted exchange prices where available. For instruments that are not traded on an exchange, pricing services and external broker quotes are used to determine fair value. For some custom and complex instruments, internal models are used to interpolate broker-quality price information. For certain long-dated instruments, broker or exchange data are extrapolated for future periods where limited market information is available. Models are also used to estimate volumes for certain transactions. See Note (15), "Derivative Instruments and Hedging Activities," for more information about the types of derivatives employed by PHI and Note (16), "Fair Value Disclosures," for the methodologies used to value them.

PHI designates certain commodity forwards as normal purchases or normal sales, which are not required to be recorded in the financial statements until they are settled. These commodity forwards are used in normal operations, settle physically and follow standard accrual accounting. Unrealized gains and losses on these contracts are not recorded in the financial statements. Examples of these commodity forwards include purchases by Pepco Energy Services of natural gas or electricity for delivery to customers. Normal sales transactions include agreements by Pepco Energy Services to deliver natural gas and electric power to customers. Normal purchases and normal sales transactions are separately presented on a gross basis when they settle, with normal sales recorded as Operating revenue and normal purchases recorded as Fuel and purchased energy expenses.

Stock-Based Compensation

PHI recognizes compensation expense for stock-based awards, modifications or cancellations based on the grant-date fair value. Compensation expense is recognized over the requisite service period. In addition, compensation expense recognized includes the cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, measured at the grant-date fair value. A deferred tax asset and deferred tax benefit are also recognized concurrently with compensation expense for the tax effect of the deduction of stock options and restricted stock awards, which are deductible only upon exercise and vesting.

Historically, PHI's compensation awards had included both time-based restricted stock awards that vest over a three-year service period and performance-based restricted stock units that were earned based on performance over a three-year period. Beginning in 2011, compensation awards have been granted solely in the form of restricted stock units. The compensation expense associated with these awards is calculated based on the estimated fair value of the awards at the grant date and is recognized over the three-year service or performance period.

PHI estimates the fair value of stock option awards on the date of grant using the Black-Scholes-Merton option pricing model. This model uses assumptions related to expected term, expected volatility, expected dividend yield, and the risk-free interest rate. PHI uses historical data to estimate award exercises and employee terminations within the valuation model; groups of employees that have similar historical exercise behavior are considered separately for valuation purposes.

PHI's current policy is to issue new shares to satisfy both stock option exercises and vested awards of restricted stock units.

Income Taxes

PHI and the majority of its subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated among PHI and the subsidiaries included in its consolidated group pursuant to a written tax sharing agreement, which was approved by the Securities and Exchange Commission (SEC) in connection with the establishment of PHI as a holding company. Under this tax sharing agreement, PHI's consolidated federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss amounts.

The consolidated financial statements include current and deferred income taxes. Current income taxes represent the amount of tax expected to be reported on PHI's and its subsidiaries' federal and state income tax returns. Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement basis and tax basis of existing assets and liabilities, and they are measured using presently enacted tax rates. See Note (12), "Income Taxes," for a listing of primary deferred tax assets and liabilities. The portions of Pepco's, DPL's and ACE's deferred tax liabilities applicable to their utility operations that have not been recovered from utility customers represent income taxes recoverable in the future and are included in Regulatory assets on the consolidated balance sheets. See Note (7), "Regulatory Matters—Regulatory Assets and Regulatory Liabilities," for additional information.

PHI recognizes interest on underpayments and overpayments of income taxes, interest on uncertain tax positions and tax-related penalties in income tax expense. Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits are amortized to income over the useful lives of the related property.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash invested in money market funds and commercial paper held with original maturities of three months or less.

Restricted Cash Equivalents

The restricted cash equivalents included in Current Assets and the restricted cash equivalents included in Investments and Other Assets consist of (i) cash held as collateral that is restricted from use for general corporate purposes and (ii) cash equivalents that are specifically segregated based on management's intent to use such cash equivalents for a particular purpose. The classification as current or non-current conforms to the classification of the related liabilities.

Accounts Receivable and Allowance for Uncollectible Accounts

Pepco Holdings' accounts receivable balances primarily consist of customer accounts receivable, other accounts receivable, and accrued unbilled revenue generated by subsidiaries in Power Delivery and at Pepco Energy Services. Accrued unbilled revenue represents revenue earned in the current period but not billed to the customer until a future date (usually within one month after the receivable is recorded).

PHI maintains an allowance for uncollectible accounts and changes in the allowance are recorded as an adjustment to Other operation and maintenance expense in the consolidated statements of income. PHI determines the amount of the allowance based on specific identification of material amounts at risk by customer and maintains a reserve based on its historical collection experience. The adequacy of this allowance is assessed on a quarterly basis by evaluating all known factors, such as the aging of the receivables, historical collection experience, the economic and competitive environment and changes in the creditworthiness of its customers. Although management believes its allowance is adequate, it cannot anticipate with any certainty the changes in the financial condition of its customers. As a result, PHI records adjustments to the allowance for uncollectible accounts in the period in which the new information that requires an adjustment to the reserve becomes known.

Inventories

Inventory is valued at the lower of cost or market value. Included in inventories are generation, transmission and distribution materials and supplies, natural gas and fuel oil.

PHI utilizes the weighted average cost method of accounting for inventory items. Under this method, an average price is determined for the quantity of units acquired at each price level and is applied to the ending quantity to calculate the total ending inventory balance. Materials and supplies inventory are recorded in inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed.

Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired at the acquisition date. Substantially all of Pepco Holdings' goodwill was generated by Pepco's acquisition of Conectiv in 2002 and is allocated entirely to Power Delivery for purposes of impairment testing based on the aggregation of its components because its utilities have similar characteristics. Pepco Holdings tests its goodwill for impairment annually as of November 1 and whenever an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that may result in an interim impairment test include, but are not limited to: a change in the identified reporting units; an adverse change in business conditions; a decline in PHI's stock price causing market capitalization to fall below book value; an adverse regulatory action; or an impairment of long-lived assets in the reporting unit. PHI performed its annual impairment test on November 1, 2011 and its goodwill was not impaired as described in Note (6), "Goodwill."

Regulatory Assets and Regulatory Liabilities

The Power Delivery operations of Pepco are regulated by the DCPSC and the MPSC. The Power Delivery operations of DPL are regulated by the DPSC and the MPSC. DPL's interstate transportation and wholesale sale of natural gas are regulated by FERC. The Power Delivery operations of ACE are regulated by the NJBPU. The transmission of electricity by Pepco, DPL, and ACE are regulated by FERC.

The FASB guidance on Regulated Operations (ASC 980) applies to Power Delivery. It allows regulated entities, in appropriate circumstances, to defer the income statement impact of certain costs that are expected to be recovered in future rates through the establishment of regulatory assets. Management's assessment of the probability of recovery of regulatory assets requires judgment and interpretation of laws, regulatory commission orders and other factors. If management subsequently determines, based on changes in facts or circumstances, that a regulatory asset is not probable of recovery, then the regulatory asset would be eliminated through a charge to earnings.

Effective June 2007, the MPSC approved a bill stabilization adjustment mechanism (BSA) for retail customers of Pepco and DPL. Effective November 2009, the DCPSC approved a BSA for Pepco's retail customers. See Note (7), "Regulatory Matters—Regulatory Proceedings." For customers to whom the BSA applies, Pepco and DPL recognize distribution revenue based on an approved distribution charge per customer. From a revenue recognition standpoint, the BSA has the effect of decoupling the distribution revenue recognized in a reporting period from the amount of power delivered during that period. Pursuant to this mechanism, Pepco and DPL recognize either (i) a positive adjustment equal to the amount by which revenue from Maryland and the District of Columbia retail distribution sales falls short of the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer, or (ii) a negative adjustment equal to the amount by which revenue from such distribution sales exceeds the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer (a Revenue Decoupling Adjustment). A net positive Revenue Decoupling Adjustment is recorded as a regulatory asset and a net negative Revenue Decoupling Adjustment is recorded as a regulatory liability.

Leasing Activities

Pepco Holdings' lease transactions include plant, office space, equipment, software, vehicles and elements of PPAs. In accordance with FASB guidance on leases (ASC 840), these leases are classified as either leveraged leases, operating leases or capital leases.

Leveraged Leases

Income from investments in leveraged lease transactions, in which PHI is an equity participant, is accounted for using the financing method. In accordance with the financing method, investments in leased property are recorded as a receivable from the lessee to be recovered through the collection of future rentals. Income, including investment tax credits, on leveraged equipment leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Each quarter, PHI reviews the carrying value of each lease, which includes a review of the underlying financial assumptions, the timing and collectibility of cash flows, and the credit quality of the lessee. Changes to the underlying assumptions, if any, would be accounted for in accordance with FASB guidance on leases and reflected in the carrying value of the lease effective for the quarter within which they occur.

Operating Leases

An operating lease in which PHI or a subsidiary is the lessee generally results in a level income statement charge over the term of the lease, reflecting the rental payments required by the lease agreement. If rental payments are not made on a straight-line basis, PHI's policy is to recognize rent expense on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed.

Capital Leases

For ratemaking purposes, capital leases in which PHI or a subsidiary is the lessee are treated as operating leases; therefore, in accordance with FASB guidance on Regulated Operations (ASC 980), the amortization of the leased asset is based on the recovery of rental payments through customer rates. Investments in equipment under capital leases are stated at cost, less accumulated depreciation. Depreciation is recorded on a straight-line basis over the equipment's estimated useful life.

Arrangements Containing a Lease

PPAs contain a lease if the arrangement conveys the right to control the use of property, plant or equipment. If so, PHI determines the appropriate lease accounting classification.

Property, Plant and Equipment

Property, plant and equipment are recorded at original cost, including labor, materials, asset retirement costs and other direct and indirect costs including capitalized interest. The carrying value of property, plant and equipment is evaluated for impairment whenever circumstances indicate the carrying value of those assets may not be recoverable. Upon retirement, the cost of regulated property, net of salvage, is charged to accumulated depreciation. For non-regulated property, the cost and accumulated depreciation of the property, plant and equipment retired or otherwise disposed of are removed from the related accounts and included in the determination of any gain or loss on disposition.

The annual provision for depreciation on electric and gas property, plant and equipment is computed on a straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, less salvage and other recoveries. Property, plant and equipment, other than electric and gas facilities, is generally depreciated on a straight-line basis over the useful lives of the assets. The table below provides system-wide composite annual depreciation rates for the years ended December 31, 2011, 2010 and 2009.

	Transmission and Distribution			Generation		
	2011	2010	2009	2011	2010	2009
Pepco	2.6%	2.6%	2.7%	—	—	—
DPL	2.8%	2.8%	2.8%	—	—	—
ACE	3.0%	2.8%	2.8%	—	—	—
Pepco Energy Services (a)	—	—	—	10.2%	16.9%	11.4%

(a) Percentages reflect accelerated depreciation of the Benning Road and Buzzard Point generating plants scheduled for retirement in May 2012.

In 2010, subsidiaries of PHI received awards from the U.S. Department of Energy under the American Recovery and Reinvestment Act of 2009. Pepco was awarded $149 million to fund a portion of the costs incurred for the implementation of an advanced metering infrastructure (AMI) system, direct load control, distribution automation and communications infrastructure in its Maryland and District of Columbia service territories. ACE was awarded $19 million to fund a portion of the costs incurred for the implementation of direct load control, distribution automation and communications infrastructure in its New Jersey service territory. PHI has elected to recognize the awards as a reduction in the carrying value of the assets acquired rather than grant income over the service period.

Long-Lived Asset Impairment Evaluation

Pepco Holdings evaluates long-lived assets to be held and used, such as generating property and equipment, and real estate, for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Examples of such events or changes include a significant decrease in the market price of a long-lived asset or a significant adverse change in the manner in which an asset is being used or its physical condition. A long-lived asset to be held and used is written down to fair value if the expected future undiscounted cash flow from the asset is less than its carrying value.

For long-lived assets held for sale, an impairment loss is recognized to the extent that the asset's carrying value exceeds its fair value including costs to sell.

Capitalized Interest and Allowance for Funds Used During Construction

In accordance with FASB guidance on regulated operations (ASC 980), PHI's utility subsidiaries can capitalize the capital costs of financing the construction of plant and equipment as Allowance for Funds Used During Construction (AFUDC). This results in the debt portion of AFUDC being recorded as a reduction of Interest expense and the equity portion of AFUDC being recorded as an increase to Other income in the accompanying consolidated statements of income.

Pepco Holdings recorded AFUDC for borrowed funds of $11 million, $8 million and $7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Pepco Holdings recorded amounts for the equity component of AFUDC of $15 million, $10 million and $3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Amortization of Debt Issuance and Reacquisition Costs

Pepco Holdings defers and amortizes debt issuance costs and long-term debt premiums and discounts over the lives of the respective debt issues. When PHI utility subsidiaries refinance existing debt or redeem existing debt, any unamortized premiums, discounts and debt issuance costs, as well as debt redemption costs, are classified as regulatory assets and are amortized generally over the life of the original issue.

Asset Removal Costs

In accordance with FASB guidance, asset removal costs are recorded by PHI utility subsidiaries as regulatory liabilities. At December 31, 2011 and 2010, $388 million and $361 million of asset removal costs, respectively, are included in Regulatory liabilities in the accompanying consolidated balance sheets.

Pension and Postretirement Benefit Plans

Pepco Holdings sponsors the PHI Retirement Plan, a non-contributory, defined benefit pension plan that covers substantially all employees of Pepco, DPL, ACE and certain employees of other Pepco Holdings subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executives and key employees through a nonqualified retirement plan and provides certain postretirement health care and life insurance benefits for eligible retired employees.

Pepco Holdings accounts for the PHI Retirement Plan, the nonqualified retirement plans, and the retirement healthcare and life insurance benefit plans in accordance with FASB guidance on Retirement Benefits (ASC 715).

See Note (10), "Pension and Other Postretirement Benefits," for additional information.

Preferred Stock

As of December 31, 2011 and 2010, PHI had 40 million shares of preferred stock authorized for issuance, with a par value of $.01 per share. No shares of preferred stock were outstanding at December 31, 2011 and 2010.

Reclassifications and Adjustments

Certain prior period amounts have been reclassified in order to conform to current period presentation. The following adjustments have been recorded and are not considered material individually or in the aggregate:

Default Electricity Supply Revenue and Costs Adjustments

During 2011, DPL recorded adjustments associated with the accounting for Default Electricity Supply revenue and costs. These adjustments were primarily due to the under-recognition of allowed returns on working capital and under-recoveries of administrative costs, and resulted in a pre-tax decrease in Other operation and maintenance expense of $11 million for the year ended December 31, 2011.

Pepco Energy Services Derivative Accounting Adjustments

During 2011, PHI recorded an adjustment associated with an increase in the value of certain derivatives from October 1, 2010 to December 31, 2010, which had been erroneously recorded in other comprehensive income at December 31, 2010. This adjustment resulted in an increase in revenue and pre-tax earnings of $2 million for the year ended December 31, 2011.

Operating Expenses

During 2010, Pepco recorded an adjustment to correct certain errors related to other taxes which resulted in a decrease to Other taxes expense of $5 million (pre-tax).

As further described in Note (9), "Property, Plant and Equipment," in the fourth quarter of 2010, PHI recorded an accrual of $4 million for the obligations associated with the planned deactivation of Pepco Energy Services' two oil-fired generating facilities. Of this amount, $1 million should have been recorded in each of 2009, 2008 and 2007.

Income Tax Expense Related to Continuing Operations

During 2011, PHI recorded adjustments to correct certain income tax errors related to prior periods associated with the interest on uncertain tax positions. The adjustment resulted in an increase in income tax expense of $2 million.

During 2010, PHI recorded an adjustment to correct certain income tax errors related to prior periods. The adjustment resulted in a decrease in income tax expense of $5 million.

During 2009, PHI recorded certain adjustments to correct errors related to income taxes. These adjustments, which primarily resulted from the completion of additional analysis of the current and deferred income tax balances, resulted in a decrease in income tax expense of $6 million.

(3) NEWLY ADOPTED ACCOUNTING STANDARDS

Fair Value Measurements and Disclosures (ASC 820)

The FASB issued new disclosure requirements that require significant items within the reconciliation of the Level 3 valuation category to be presented in separate categories for purchases, sales, issuances and settlements. The guidance was effective beginning with PHI's March 31, 2011 consolidated financial statements. PHI has included the new disclosure requirements in Note (16), "Fair Value Disclosures," to its consolidated financial statements.

Goodwill (ASC 350)

The FASB issued new guidance on performing goodwill impairment tests that was effective beginning January 1, 2011 for PHI. Under the new guidance, the carrying value of the reporting unit must include the liabilities that are part of the capital structure of the reporting unit. PHI already allocates liabilities to the reporting unit when performing its goodwill impairment test, so the new guidance did not change PHI's goodwill impairment test methodology.

Revenue Recognition (ASC 605)

The FASB issued new guidance to help determine separate units of accounting for multiple-deliverables within a single contract that was effective beginning January 1, 2011 for PHI. The energy services contracts of Pepco Energy Services are primarily impacted by this guidance because they often have multiple elements, which could include design, installation, operation and maintenance, and measurement and verification services. PHI and its subsidiaries adopted the new guidance, effective January 1, 2011, and it did not have a material impact on Pepco Energy Services' revenue recognition methods or results of operations, nor did it have a material impact on PHI's overall financial condition, results of operations or cash flows.

(4) RECENTLY ISSUED ACCOUNTING STANDARDS, NOT YET ADOPTED

Fair Value Measurements and Disclosures (ASC 820)

In May 2011, the FASB issued new guidance on fair value measurement and disclosures that will be effective beginning with PHI's March 31, 2012 consolidated financial statements. The new guidance will change how fair value is measured in specific instances and expand disclosures about fair value measurements. PHI expects that it will have to provide additional disclosures, but does not expect this guidance to have a significant impact on its fair value measurements.

Comprehensive Income (ASC 220)

In June 2011, the FASB issued new guidance that requires entities to report comprehensive income in one of two ways: (i) one single continuous statement that combines the income statement with the statement of other comprehensive income and totals to a comprehensive income amount; or (ii) in two separate but consecutive statements of income and other comprehensive income. In December 2011, the FASB indefinitely deferred the requirement that entities separately present items in their income statement that had been reclassified from other comprehensive income. PHI currently applies the second option in its consolidated financial statements, so PHI expects that this guidance will have minimal impact on its consolidated financial statements. The new guidance is effective beginning with PHI's March 31, 2012 consolidated financial statements.

Goodwill (ASC 350)

In September 2011, the FASB issued new guidance that changes the annual and interim assessments of goodwill for impairment. The new guidance modifies the required annual impairment test by giving entities the option to perform a qualitative assessment of whether it is more likely than not that goodwill is impaired before performing a quantitative assessment. The new guidance also amends the events and circumstances that entities should assess to determine whether an interim quantitative impairment test is necessary. The new guidance is effective beginning January 1, 2012 for PHI as it did not elect the option to apply the guidance earlier. PHI did not employ the new qualitative assessment as part of its November 1, 2011 annual impairment test. PHI does not expect the new impairment guidance to have a material impact on its consolidated financial statements.

Balance Sheet (ASC 210)

In December 2011, the FASB issued new disclosure requirements for assets and liabilities, such as derivatives, that are subject to contractual netting arrangements. The new disclosures will include information about the gross exposures and net exposure under contractual netting arrangements as well as how the exposures are presented in the financial statements. The new disclosures are effective beginning with PHI's March 31, 2013 consolidated financial statements. PHI is evaluating the impact of this new guidance on its consolidated financial statements.

(5) SEGMENT INFORMATION

Pepco Holdings' management has identified its operating segments at December 31, 2011 as Power Delivery, Pepco Energy Services and Other Non-Regulated. In the tables below, the Corporate and Other column is included to reconcile the segment data with consolidated data and includes unallocated Pepco Holdings' (parent company) capital costs, such as financing costs. Segment financial information for continuing operations for the years ended December 31, 2011, 2010 and 2009, is as follows:

	Year Ended December 31, 2011 (millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 4,650	$1,238	$ 48	$ (16)	$ 5,920
Operating Expenses (b)	4,150	1,206	(30)(c)	(43)	5,283
Operating Income	500	32	78	27	637
Interest Income	1	1	4	(5)	1
Interest Expense	208	3	13	30	254
Impairment Losses	—	—	—	(5)	(5)
Other Income (Expenses)	29	3	(4)	2	30
Preferred Stock Dividends	—	—	3	(3)	—
Income Tax Expense (d)	112	9	27	1	149
Net Income (Loss) from Continuing Operations	210	24	35(c)	(9)	260
Total Assets	11,008	565	1,499	1,838	14,910
Construction Expenditures	$ 888	$ 14	$ —	$ 39	$ 941

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to Power Delivery for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit Power Delivery. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Corporate and Other includes intercompany amounts of $(16) million for Operating Revenue, $(15) million for Operating Expense, $(22) million for Interest Income, $(22) million for Interest Expense, and $(3) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization expense of $426 million, consisting of $394 million for Power Delivery, $17 million for Pepco Energy Services, $2 million for Other Non-Regulated, and $13 million for Corporate and Other.

(c) Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of cross-border energy leases held in trust.

(d) Includes tax benefits of $14 million for Power Delivery primarily associated with an interest benefit related to federal tax liabilities and a $22 million reversal of previously recognized tax benefits for Other Non-Regulated associated with the early termination of cross-border energy leases held in trust.

	Year Ended December 31, 2010				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 5,114	$1,883	$ 54	$ (12)	$ 7,039
Operating Expenses (b)(c)	4,611(d)	1,812	6	(14)	6,415
Operating Income	503	71	48	2	624
Interest Income	2	1	3	(6)	—
Interest Expense	207	16	12	71	306
Other Income (Expenses)	20	2	(2)	1	21
Loss on Extinguishment of Debt	—	—	—	(189)(e)	(189)
Preferred Stock Dividends	—	—	3	(3)	—
Income Tax Expense (Benefit)	112(f)	22	9	(132)(g)	11
Net Income (Loss) from Continuing Operations	206	36	25	(128)	139
Total Assets	10,621	623	1,537	1,582	14,363
Construction Expenditures	$ 765	$ 7	$ —	$ 30	$ 802

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to Power Delivery for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit Power Delivery. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Corporate and Other includes intercompany amounts of $(12) million for Operating Revenue, $(10) million for Operating Expense, $(36) million for Interest Income, $(36) million for Interest Expense, and $(3) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization expense of $393 million, consisting of $357 million for Power Delivery, $24 million for Pepco Energy Services, $1 million for Other Non-Regulated, and $11 million for Corporate and Other.

(c) Includes restructuring charge of $30 million, consisting of $29 million for Power Delivery and $1 million for Corporate and Other.

(d) Includes $11 million expense related to effects of Pepco divestiture-related claims.

(e) Includes $174 million ($104 million after-tax) related to loss on extinguishment of debt and $15 million ($9 million after-tax) related to the reclassification of treasury rate lock losses from accumulated other comprehensive loss (AOCL) to income related to cash tender offers for debt made in 2010.

(f) Includes $12 million of net Federal and state income tax benefits primarily related to adjustments of accrued interest on uncertain and effectively settled tax positions.

(g) Includes $14 million of state tax benefits resulting from the restructuring of certain PHI subsidiaries and $17 million of state income tax benefits associated with the loss on extinguishment of debt, partially offset by a charge of $3 million to write off deferred tax assets related to the subsidy pursuant to the prescription drug benefit (Medicare Part D) under the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act).

	Year Ended December 31, 2009				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 4,980	$2,383	$ 51	$ (12)	$ 7,402
Operating Expenses (b)	4,475(c)	2,294	4	(19)	6,754
Operating Income	505	89	47	7	648
Interest Income	3	1	4	(6)	2
Interest Expense	211	30	14	85	340
Other Income	11	3	2	1	17
Preferred Stock Dividends	—	—	3	(3)	—
Income Tax Expense (Benefit)	109	23	5	(33)	104
Net Income (Loss) from Continuing Operations	199(d)	40	31	(47)	223
Total Assets	10,239	734	1,515	1,294	13,782
Construction Expenditures	$ 622	$ 12	$ —	$ 30	$ 664

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to Power Delivery for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit Power Delivery. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Corporate and Other includes intercompany amounts of $(12) million for Operating Revenue, $(4) million for Operating Expense, $(76) million for Interest Income, $(73) million for Interest Expense, and $(3) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization expense of $349 million, consisting of $323 million for Power Delivery, $18 million for Pepco Energy Services, $2 million for Other Non-Regulated, and $6 million for Corporate and Other.

(c) Includes $40 million ($24 million after-tax) gain related to effects of Pepco divestiture-related claims.

(d) Includes $11 million after-tax state income tax benefit, net of fees, related to a change in the tax reporting for the disposition of certain assets in prior years.

(6) GOODWILL

Substantially all of PHI's $1.4 billion goodwill balance was generated by Pepco's acquisition of Conectiv in 2002. The goodwill is allocated entirely to the Power Delivery reporting unit based on the aggregation of its regulated public utility company components for purposes of assessing impairment under FASB guidance on goodwill and other intangibles (ASC 350). PHI's annual impairment test as of November 1, 2011 indicated that goodwill was not impaired.

In order to estimate the fair value of its Power Delivery reporting unit, PHI uses two valuation techniques: an income approach and a market approach. The income approach estimates fair value based on a discounted cash flow analysis using estimated future cash flows and a terminal value that is consistent with Power Delivery's long-term view of the business. This approach uses a discount rate based on the estimated weighted average cost of capital (WACC) for the reporting unit. PHI determines the estimated WACC by considering market-based information for the cost of equity and cost of debt that is appropriate for Power Delivery as of the measurement date. The market approach estimates fair value based on a multiple of earnings before interest, taxes, depreciation, and amortization (EBITDA) that management believes is consistent with EBITDA multiples for comparable utilities. PHI has consistently used this valuation framework to estimate the fair value of Power Delivery.

The estimation of fair value is dependent on a number of factors that are derived from the Power Delivery reporting unit's business forecast, including but not limited to interest rates, growth assumptions, returns on rate base, operating and capital expenditure requirements, and other factors, changes in which could materially affect the results of impairment testing. Assumptions used in the models were consistent with historical experience, including assumptions concerning the recovery of operating costs and capital expenditures. Sensitive, interrelated and uncertain variables that could decrease the estimated fair value of the Power Delivery reporting unit include utility sector market performance, sustained adverse business conditions, changes in forecasted revenues, higher operating and maintenance capital expenditure requirements, a significant increase in the cost of capital and other factors.

In addition to estimating the fair value of its Power Delivery reporting unit, PHI estimated the fair value of its other reporting units (Pepco Energy Services and Other Non-Regulated) at November 1, 2011. The sum of the fair value of all reporting units was reconciled to PHI's market capitalization at November 1, 2011 to corroborate estimates of the fair value of its reporting units. The sum of the estimated fair values of all reporting units exceeded the market capitalization of PHI at November 1, 2011. PHI believes that the excess of the estimated fair value of PHI's reporting units as compared to PHI's market capitalization reflects a reasonable control premium that is comparable to control premiums observed in historical acquisitions in the utility industry during various economic environments.

As discussed in Note (1), "Organization," in December 2009, PHI announced the wind-down of the Pepco Energy Services retail energy supply business. As a result of this decision, PHI determined that all goodwill allocated to this business was impaired and PHI recorded a goodwill impairment charge of $4 million in the fourth quarter of 2009 to write-off the goodwill associated with this business.

PHI's gross amount of goodwill, accumulated impairment losses and carrying amount of goodwill for the years ended December 31, 2011 and 2010 were as follows:

	2011			2010		
	Gross Amount	**Accumulated Impairment Losses**	**Carrying Amount**	**Gross Amount**	**Accumulated Impairment Losses**	**Carrying Amount**
			(millions of dollars)			
Beginning balance as of January 1	$1,425	$ 18	$1,407	$1,425	$ 18	$1,407
Impairment losses	—	—	—	—	—	—
Ending balance as of December 31	$1,425	$ 18	$1,407	$1,425	$ 18	$1,407

(7) REGULATORY MATTERS

Regulatory Assets and Regulatory Liabilities

The components of Pepco Holdings' regulatory asset and liability balances at December 31, 2011 and 2010 are as follows:

	2011	2010
	(millions of dollars)	
Regulatory Assets		
Pension and OPEB costs (a)	$1,037	$ 848
Securitized stranded costs (a)	481	559
Deferred income taxes	145	139
Deferred energy supply costs (a)	124	61
Recoverable meter-related costs (a)	112	44
Deferred debt extinguishment costs (a)	57	61
Recoverable workers compensation and long-term disability costs	34	28
Blueprint for the Future	30	16
Deferred losses on gas derivatives	17	31
Other	159	128
Total Regulatory Assets	$2,196	$1,915
Regulatory Liabilities		
Asset removal costs	$ 388	$ 361
Deferred income taxes due to customers	48	50
Deferred energy supply costs	33	35
Excess depreciation reserve	26	42
Other	31	40
Total Regulatory Liabilities	$ 526	$ 528

(a) A return is generally earned on these deferrals.

A description for each category of regulatory assets and regulatory liabilities follows:

Pension and OPEB Costs: Represents unrecognized amounts related to net actuarial losses, prior service cost (credit), and transition liability for Pepco Holdings' defined benefit pension and other postretirement benefit (OPEB) plans that are expected to be recovered by Pepco, DPL and ACE in rates. The utilities have historically included these items as a part of its cost of service in its customer rates. This regulatory asset is adjusted at least annually when the funded status of Pepco Holdings' defined benefit pension and OPEB plans are re-measured. See Note (10), "Pension and Other Postretirement Benefits," for more information about the components of the unrecognized pension and OPEB costs.

Securitized Stranded Costs: Includes contract termination payments under a contract between ACE and an unaffiliated NUG and costs associated with the regulated operations of ACE's electricity generation business which are no longer recoverable through customer rates. The recovery of these stranded costs has been securitized through the issuance of Transition Bonds by ACE Funding. A customer surcharge is collected by ACE to fund principal and interest payments on the Transition Bonds. The stranded costs are amortized over the life of the Transition Bonds, which mature between 2013 and 2023.

Deferred Income Taxes: Represents a receivable from Power Delivery's customers for tax benefits applicable to utility operations of Pepco, DPL and ACE previously flowed through before the companies were ordered to account for the tax benefits as deferred income taxes. As the temporary differences between the financial statement basis and tax basis of assets reverse, the deferred recoverable balances are reversed.

Deferred Energy Supply Costs: The regulatory asset represents primarily deferred costs associated with a net under-recovery of Default Electricity Supply costs incurred by Pepco, DPL and ACE that are probable of recovery in rates. The regulatory liability represents primarily deferred costs associated with a net over-recovery of Default Electricity Supply costs incurred that will be refunded by Pepco, DPL and ACE to customers.

Recoverable Meter-Related Costs: Represents costs associated with the installation of smart meters and the early retirement of existing meters throughout Pepco's and DPL's service territories as a result of the AMI project.

Deferred Debt Extinguishment Costs: Represents the costs of debt extinguishment of Pepco, DPL and ACE for which recovery through regulated utility rates is considered probable and, if approved, will be amortized to interest expense during the authorized rate recovery period.

Recoverable Workers' Compensation and Long-Term Disability Costs: Represents accrued workers' compensation and long-term disability costs for Pepco, which are recoverable from customers when actual claims are paid to employees.

Blueprint for the Future: Includes costs associated with Blueprint for the Future initiatives which include programs to help customers better manage their energy use and to allow each utility to better manage their electrical and natural gas distribution systems.

Deferred Losses on Gas Derivatives: Represents losses associated with hedges of natural gas purchases that are recoverable through the Gas Cost Rate approved by the DPSC.

Other: Represents miscellaneous regulatory assets that generally are being amortized over 1 to 20 years.

Asset Removal Costs: The depreciation rates for Pepco and DPL include a component for removal costs, as approved by the relevant federal and state regulatory commissions. As such, Pepco and DPL have recorded regulatory liabilities for their estimate of the difference between incurred removal costs and the amount of removal costs recovered through depreciation rates.

Deferred Income Taxes Due to Customers: Represents the portions of deferred income tax liabilities applicable to utility operations of Pepco, DPL and ACE that have not been reflected in current customer rates for which future payment to customers is probable. As the temporary differences between the financial statement basis and tax basis of assets reverse, deferred recoverable income taxes are amortized.

Excess Depreciation Reserve: The excess depreciation reserve was recorded as part of an ACE New Jersey rate case settlement. This excess reserve is the result of a change in estimated depreciable lives and a change in depreciation technique from remaining life to whole life that caused an over-recovery for depreciation expense from customers when the remaining life method has been used. The excess is being amortized over an 8.25 year period, which began in June 2005.

Other: Includes miscellaneous regulatory liabilities.

Regulatory Proceedings

District of Columbia Divestiture Case

In June 2000, the DCPSC approved a divestiture settlement under which Pepco is required to share with its District of Columbia customers the net proceeds realized by Pepco from the sale of its generation-related assets in 2000. This approval left unresolved issues of (i) whether Pepco should be required to share with customers the excess deferred income taxes (EDIT) and accumulated deferred investment tax credits (ADITC) associated with the sold assets and, if so, whether such sharing would violate the normalization provisions of the Internal Revenue Code and its implementing regulations and (ii) whether Pepco was entitled to deduct certain costs in determining the amount of proceeds to be shared.

In May 2010, the DCPSC issued an order addressing all of the remaining issues related to the sharing of the proceeds of Pepco's divestiture of its generating assets. In the order, the DCPSC ruled that Pepco is not required to share EDIT and ADITC with customers. However, the order also disallowed certain items that Pepco had included in the costs deducted from the proceeds of the sale of the generation assets. The disallowance of these costs, together with interest on the disallowed amount, increased the aggregate amount Pepco was required to distribute to customers, pursuant to the sharing formula, by approximately $11 million, which Pepco recognized as an expense in 2010 and refunded the amounts to its customers. In June 2010, Pepco filed an application for reconsideration of the DCPSC's order. In July 2010, the DCPSC denied Pepco's application for reconsideration. In September 2010, Pepco filed an appeal of the DCPSC's decision with the District of Columbia Court of Appeals. On April 12, 2011, the Court of Appeals affirmed the DCPSC order. Pepco determined not to appeal this decision.

Maryland Public Service Commission Reliability Investigation

In August 2010, following major storm events that occurred in July and August 2010, the MPSC initiated a proceeding for the purpose of investigating the reliability of Pepco's distribution system and the quality of distribution service Pepco provided to its customers. On December 21, 2011, the MPSC issued an order in the proceeding imposing a fine on Pepco of $1 million, which Pepco has paid. In accordance with the order, Pepco filed a detailed work plan for the next five years, which provides a comprehensive description of Pepco's reliability enhancement plan, its emergency response improvement project, and other communication and service restoration improvements. Pepco is also required to file quarterly updates and a year-end status report with the MPSC providing, among other things, detailed information about its reliability and emergency response improvement objectives; its progress in meeting such objectives, together with an analysis of trends concerning the measured duration and frequency of customer interruptions compared to 2010 baseline data; the amount of spending associated with such objectives; an explanation for any inability to meet such objectives; any proposed changes in funding these improvement projects; any changes to any of these projects; and interim and final results of Pepco's system inspection program. In addition, Pepco must provide additional detail in these reports about its Estimated Time to Restoration Manager and the Customer Advocate, which personnel have been added by Pepco as part of its emergency response improvement project, and to explore the benefits of damage prediction models. Finally, Pepco was required to consider, the comments and suggestions of other interested parties in the reliability proceeding regarding improvements that Pepco might make to its reliability enhancement programs. In these reports, Pepco will be required to demonstrate that its reliability enhancement plan costs were prudently spent and produced a significant improvement in reliability, and if it is unable to do so, the MPSC may deny Pepco reimbursement for future reliability enhancement expenditures or impose additional fines.

The MPSC also stated in the order that it intends to review in Pepco's pending electric distribution base rate case the recovery of reliability costs and to disallow incremental costs it determines to be the result of imprudent management. Pepco believes its reliability costs have been prudently incurred. Furthermore, Pepco believes that its reliability enhancement plan will enable Pepco to meet the MPSC's requirements.

Rate Proceedings

Over the last several years, PHI's utility subsidiaries have proposed in each of their respective service territories the adoption of a mechanism to decouple retail distribution revenue from the amount of power delivered to retail customers. To date:

- A BSA has been approved and implemented for Pepco and DPL electric service in Maryland and for Pepco electric service in the District of Columbia. The MPSC has issued an order requiring modification of the BSA in Maryland so that revenues lost as a result of major storm outages are not collected through the BSA if electric service is not restored to the pre-major storm levels within 24 hours of the start of a major storm (as discussed below).

- A modified fixed variable rate design (MFVRD) has been approved in concept for DPL electric service in Delaware, but the implementation has been deferred by the DPSC pending the development of an implementation plan and a customer education plan. DPL anticipates that the MFVRD will be in place for electric service by early 2013.
- A MFVRD has been approved in concept for DPL natural gas service in Delaware, but implementation likewise has been deferred until development of an implementation plan and a customer education plan. DPL anticipates that the MFVRD will be in place for natural gas service by early 2013.
- In New Jersey, a BSA proposed by ACE as part of a Phase 2 to the base rate proceeding filed in August 2009 was not included in the final settlement approved by the NJBPU on May 16, 2011. Accordingly, there is no BSA proposal currently pending in New Jersey.

Under the BSA, customer distribution rates are subject to adjustment (through a credit or surcharge mechanism), depending on whether actual distribution revenue per customer exceeds or falls short of the revenue-per-customer amount approved by the applicable public service commission. The MFVRD approved in concept in Delaware provides for a fixed customer charge (i.e., not tied to the customer's volumetric consumption) to recover the utility's fixed costs, plus a reasonable rate of return. Although different from the BSA, PHI views the MFVRD as an appropriate distribution revenue decoupling mechanism.

Delaware

Gas Cost Rates

DPL makes an annual GCR filing with the DPSC for the purpose of allowing DPL to recover natural gas procurement costs through customer rates. In August 2010, DPL made its 2010 GCR filing, which proposes rates that would allow DPL to recover an amount equal to a two-year amortization of currently under-recovered natural gas costs. In October 2010, the DPSC issued an order allowing DPL to place the new rates into effect on November 1, 2010, subject to refund and pending final DPSC approval. The effect of the proposed two-year amortization upon rates is an increase of 0.1% in the level of GCR. The parties in the proceeding submitted a proposed settlement to the hearing examiner on June 3, 2011, which includes the first year of DPL's two-year amortization but provides that DPL will forego the interest ($171,000 for the 2011 to 2012 period covered by the GCR and $171,000 for the 2012 to 2013 period covered by the GCR) associated with that amortization. The proposed settlement was approved by the DPSC on October 18, 2011.

In August 2011, DPL made its 2011 GCR filing. The filing includes the second year of the effect of the proposed two-year amortization as proposed in DPL's 2010 filing. On September 20, 2011, the DPSC issued an order allowing DPL to place the new rates into effect on November 1, 2011, subject to refund and pending final DPSC approval.

Natural Gas Distribution Base Rates

In July 2010, DPL submitted an application with the DPSC to increase its natural gas distribution base rates. As subsequently amended, the filing sought approval of an annual rate increase of approximately $10.2 million, based on a requested return on equity (ROE) of 11.0%, and requests approval of implementation of the MFVRD. As permitted by Delaware law, DPL placed an annual increase of approximately $2.5 million into effect, on a temporary basis, on August 31, 2010, and the remainder of approximately $7.7 million of the requested increase was placed into effect on February 2, 2011, in each case subject to refund and pending final DPSC approval. On June 21, 2011, the DPSC approved a settlement providing for an annual rate increase of approximately $5.8 million, based on an ROE of 10.0%. The decision deferred the implementation of the MFVRD until an implementation plan and a customer education plan are developed. As of December 31, 2011, the amount collected in excess of the approved rate has been refunded to customers through a bill credit.

Electric Distribution Base Rates

On December 2, 2011, DPL submitted an application with the DPSC to increase its electric distribution base rates. The filing seeks approval of an annual rate increase of approximately $31.8 million, based on a requested ROE of 10.75%, and requests approval of implementation of the MFVRD. DPL has requested that the rates become effective on January 31, 2012. In the effort to reduce the shortfall in revenues due to the delay in time or lag between when costs are incurred and when they are reflected in rates (regulatory lag), the filing includes a request for the DPSC to approve a reliability investment recovery mechanism (RIM) to recover reliability-related capital expenditures incurred between base rate cases. Through the RIM, DPL would collect in a surcharge the amount of its reliability-related capital expenditures based on its budget for the current year. The budgeted amount would be reconciled with actual capital expenditures on an annual basis and any over-recovery or under-recovery would be reflected in the next year's surcharge. The work undertaken pursuant to the RIM would be subject to a prudency review by the DPSC in the next base rate case or at more frequent intervals as determined by the DPSC. DPL's operating and maintenance costs and other capital expenditures would remain subject to recovery through the traditional ratemaking process. DPL has also requested DPSC approval of the use of fully forecasted test years in future DPL rate cases. On January 10, 2012, the DPSC entered an order suspending the full increase and allowing a temporary rate increase of $2.5 million to go into effect on January 31, 2012, subject to refund and pending final DPSC approval. As permitted by Delaware law, DPL intends to place the remainder of approximately $29.3 million of the requested increase into effect on July 2, 2012, subject to refund and pending final DPSC approval.

District of Columbia

On July 8, 2011, Pepco filed an application with the DCPSC to increase its electric distribution base rates by approximately $42 million annually, based on an ROE of 10.75%. In the effort to reduce regulatory lag, the filing includes a request for the DCPSC to approve a RIM to recover reliability-related capital expenditures incurred between base rate cases. Through the RIM, Pepco would collect in a surcharge the amount of its reliability-related capital expenditures based on its budget for the current year. The budgeted amount would be reconciled with actual capital expenditures on an annual basis and any over-recovery or under-recovery would be reflected in the next year's surcharge. The work undertaken pursuant to the RIM would be subject to a prudency review by the DCPSC in the next base rate case or at more frequent intervals as determined by the DCPSC. Pepco's operating and maintenance costs and other capital expenditures would remain subject to recovery through the traditional ratemaking process. A decision by the DCPSC is expected in the second quarter of 2012.

Maryland

DPL Electric Distribution Base Rates

On December 9, 2011, DPL submitted an application with the MPSC to increase its electric distribution base rates. The filing seeks approval of an annual rate increase of approximately $25.2 million, based on a requested ROE of 10.75%. In the effort to reduce regulatory lag, the filing includes a request for the MPSC to approve a RIM to recover reliability-related capital expenditures incurred between base rate cases. Through the RIM, DPL would collect in a surcharge the amount of its reliability-related capital expenditures based on its budget for the current year. The budgeted amount would be reconciled with actual capital expenditures on an annual basis and any over-recovery or under-recovery would be reflected in the next year's surcharge. The work undertaken pursuant to the RIM would be subject to a prudency review by the MPSC in the next base rate case or at more frequent intervals as determined by the MPSC. DPL's operating and maintenance costs and other capital expenditures would remain subject to recovery through the traditional ratemaking process. DPL has also requested MPSC approval of the use of fully forecasted test years in future DPL rate cases. A decision by the MPSC is expected in July 2012.

Pepco Electric Distribution Base Rates

On December 16, 2011, Pepco submitted an application with the MPSC to increase its electric distribution base rates. The filing seeks approval of an annual rate increase of approximately $68.4 million, based on a requested ROE of 10.75%. In the effort to reduce regulatory lag, the filing includes a request for the MPSC to approve a RIM to recover reliability-related capital expenditures incurred between base rate cases. Through the RIM, Pepco would collect in a surcharge the amount of its reliability-related capital expenditures based on its budget for the current year. The budgeted amount would be reconciled with actual capital expenditures on an annual basis and any over-recovery or under-recovery would be reflected in the next year's surcharge. The work undertaken pursuant to the RIM would be subject to a prudency review by the MPSC in the next base rate case or at more frequent intervals as determined by the MPSC. Pepco's operating and maintenance costs and other capital expenditures would remain subject to recovery through the traditional ratemaking process. Pepco also has requested MPSC approval of the use of fully forecasted test years in future Pepco rate cases. A decision by the MPSC is expected in July 2012.

Major Storm Damage Recovery Proceedings

In February 2011, the MPSC initiated proceedings involving Pepco and DPL, as well as unaffiliated utilities in Maryland, for the purpose of reviewing how the BSA operates to recover revenues lost as a result of major storm outages. On January 25, 2012, the MPSC issued an order modifying the BSA to prevent Pepco and DPL from collecting lost utility revenue through the BSA if electric service is not restored to the pre-major storm levels within 24 hours of the start of a major storm (defined by the MPSC as a weather-related event during which more than the lesser of 10% or 100,000 of an electric utility's customers have a sustained outage for more than 24 hours). The period for which the lost utility revenue may not be collected through the BSA commences 24 hours after the start of the major storm and continues until all major storm-related outages are restored. The MPSC stated that waivers permitting collection of BSA revenues would be granted in rare and extraordinary circumstances where a utility can show that an outage was not due to inadequate emphasis on reliability and restoration efforts were reasonable under the circumstances. A similar provision excluding revenues lost as a result of major storm outages from the calculation of future BSA adjustments is already included in the BSA for Pepco in the District of Columbia as approved by the DCPSC. The financial impact of service interruptions due to a major storm as a result of this MPSC order would generally depend on the scope and duration of the outages.

New Jersey

Electric Distribution Base Rates

On August 5, 2011, ACE filed a petition with the NJBPU to increase its electric distribution rates by the net amount of approximately $58.9 million, based on a return on equity of 10.75% (the ACE 2011 Base Rate Case). The net increase consists of a rate increase proposal of approximately $70.5 million, less a deduction from base rates of approximately $17 million attributable to excess depreciation expenses, plus approximately a $4.9 million increase in sales-and-use taxes and an upward adjustment of approximately $0.5 million in the Regulatory Asset Recovery Charge. A decision in the electric distribution rate case is expected by the end of 2012.

Infrastructure Investment Program

In July 2009, the NJBPU approved certain rate recovery mechanisms in connection with ACE's Infrastructure Investment Program (the IIP). In exchange for the increase in infrastructure investment, the NJBPU, through the IIP, allowed recovery of ACE's infrastructure investment capital expenditures through a special rate outside the normal rate recovery mechanism of a base rate filing. The IIP was designed to stimulate the New Jersey economy and provide incremental employment in ACE's service territory by increasing the infrastructure expenditures to a level above otherwise normal budgeted levels. In an October 18, 2011 petition (subsequently amended December 16, 2011) with the NJBPU, ACE requested an extension and expansion to the IIP under which ACE proposes to spend approximately $63 million, $94 million and $81 million in calendar years 2012, 2013 and 2014, respectively, on non-revenue reliability-related capital expenditures. As proposed, capital expenditures related to the proposed special rate would be subject to annual reconciliation and approval by the NJBPU. A decision by the NJBPU on ACE's IIP filing is expected by the end of the third quarter 2012.

Storm Damage Restoration Costs Recovery

In August 2011, ACE filed a petition with the NJBPU seeking authorization for deferred accounting treatment of uninsured incremental storm damage restoration costs not otherwise recovered through base rates. In that petition, ACE sought deferred accounting treatment for recovery of storm costs of approximately $8 million incurred during Hurricane Irene, which impacted ACE's service territory in the third quarter of 2011.

(8) LEASING ACTIVITIES

Investment in Finance Leases Held in Trust

As of December 31, 2011 and 2010, Pepco Holdings had cross-border energy lease investments of $1.3 billion and $1.4 billion, respectively, consisting of hydroelectric generation and coal-fired electric generation facilities and natural gas distribution networks located outside of the United States.

During 2011, PHI modified its tax cash flow assumptions under its cross-border energy lease investments for the periods 2011-2016, to reflect the anticipated timing of potential litigation with the IRS and to reflect the change in tax laws in the District of Columbia as further discussed in Note (17), "Commitments and Contingencies—District of Columbia Tax Legislation." Accordingly, PHI recalculated the equity investment and recorded a $7 million pre-tax ($3 million after-tax) charge.

During 2010 and 2009, PHI reassessed the sustainability of its tax position and revised its assumptions regarding the estimated timing of tax benefits generated from its cross-border energy lease investments. Based on these reassessments, PHI recorded a reduction in its cross-border energy lease investment revenue of $2 million and $3 million in 2010 and 2009, respectively. For additional discussion, see Note (17), "Commitments and Contingencies—PHI's Cross-Border Energy Lease Investments."

During 2011, PHI entered into early termination agreements with two lessees involving all of the leases comprising one of the eight lease investments and a small portion of the leases comprising a second lease investment. The early terminations of the leases were negotiated at the request of the lessees. PHI received net cash proceeds of $161 million (net of a termination payment of $423 million used to retire the non-recourse debt associated with the terminated leases) and recorded a pre-tax gain of $39 million, representing the excess of the net cash proceeds over the carrying value of the lease investments.

With respect to the terminated leases, PHI had previously made certain business assumptions regarding foreign investment opportunities available at the end of the full lease terms. Because the leases were terminated prior to the end of the stated term, management decided not to pursue these opportunities and $22 million in certain Federal income tax benefits recognized previously were reversed. The after-tax gain on the lease terminations was $3 million, reflecting an income tax provision at the statutory federal rate of $14 million and the income tax benefit reversal. PHI has no intent to terminate early any other leases in the lease portfolio. With respect to certain of these remaining leases, management's assumption continues to be that the foreign earnings recognized at the end of the lease term will remain invested abroad.

The components of the cross-border energy lease investments, as of December 31, are summarized below:

	2011	2010
	(millions of dollars)	
Scheduled lease payments to PHI, net of non-recourse debt	$2,120	$2,265
Less: Unearned and deferred income	(771)	(842)
Investment in finance leases held in trust	1,349	1,423
Less: Deferred income tax liabilities	(793)	(816)
Net investment in finance leases held in trust	$ 556	$ 607

Income recognized from cross-border energy lease investments, excluding the gain on the terminated leases discussed above, is comprised of the following for the years ended December 31:

	2011	2010	2009
	(millions of dollars)		
Pre-tax income from PHI's cross-border energy lease investments (included in Other Revenue)	$55	$55	$54
Non-cash charge to reduce equity value of PHI's cross-border energy lease investments	(7)	(2)	(3)
Pre-tax income from PHI's cross-border energy lease investments after adjustment	48	53	51
Income tax expense	10	14	16
Net income from PHI's cross-border energy lease investments	$38	$39	$35

Scheduled lease payments from the cross-border energy lease investments are net of non-recourse debt. Minimum lease payments receivable from the cross-border energy lease investments are zero for each year 2012 through 2016, and $1,349 million thereafter.

To ensure credit quality, PHI regularly monitors the financial performance and condition of the lessees under its cross-border energy lease investments. Changes in credit quality are also assessed to determine if they should be reflected in the carrying value of the leases. PHI reviews each lessee's performance versus annual compliance requirements set by the terms and conditions of the leases. This includes a comparison of published credit ratings to minimum credit rating requirements in the leases for lessees with public credit ratings. In addition, PHI routinely meets with senior executives of the lessees to discuss their company and asset performance. If the annual compliance requirements or minimum credit ratings are not met, remedies are available under the leases. At December 31, 2011, all lessees were in compliance with the terms and conditions of their lease agreements.

The table below shows PHI's net investment in these leases by the published credit ratings of the lessees as of December 31:

Lessee Rating (a)	2011	2010
	(millions of dollars)	
Rated Entities		
AA/Aa and above	$ 737	$ 709
A	612	549
Total	1,349	1,258
Non Rated Entities	—	165
Total	$1,349	$1,423

(a) Excludes the credit ratings of collateral posted by the lessees in these transactions.

Lease Commitments

Pepco leases its consolidated control center, which is an integrated energy management center used by Pepco to centrally control the operation of its transmission and distribution systems. This lease is accounted for as a capital lease and was initially recorded at the present value of future lease payments, which totaled $152 million. The lease requires semi-annual payments of approximately $8 million over a 25-year period that began in December 1994, and provides for transfer of ownership of the system to Pepco for $1 at the end of the lease term. Under FASB guidance on regulated operations, the amortization of leased assets is modified so that the total interest expense charged on the obligation and amortization expense of the leased asset is equal to the rental expense allowed for rate-making purposes. The amortization expense is included within Depreciation and amortization in the consolidated statements of income. This lease is treated as an operating lease for rate-making purposes.

Capital lease assets recorded within Property, Plant and Equipment at December 31, 2011 and 2010, in millions of dollars, are comprised of the following:

	Original Cost	Accumulated Amortization	Net Book Value
At December 31, 2011			
Transmission	$ 76	$33	$ 43
Distribution	76	33	43
General	3	3	—
Total	$155	$69	$ 86
At December 31, 2010			
Transmission	$ 76	$29	$ 47
Distribution	76	29	47
General	3	3	—
Total	$155	$61	$ 94

The approximate annual commitments under all capital leases are $15 million for each year 2012 through 2016, and $46 million thereafter.

Rental expense for operating leases was $46 million, $45 million, and $45 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Total future minimum operating lease payments for Pepco Holdings as of December 31, 2011, are $39 million in 2012, $36 million in 2013, $35 million in 2014, $32 million in 2015, $29 million in 2016 and $359 million thereafter.

(9) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

	Original Cost	Accumulated Depreciation	Net Book Value
		(millions of dollars)	
At December 31, 2011			
Generation	$ 108	$ 82	$ 26
Distribution	7,832	2,848	4,984
Transmission	2,462	834	1,628
Gas	429	133	296
Construction work in progress	742	—	742
Non-operating and other property	1,282	738	544
Total	$12,855	$4,635	$8,220
At December 31, 2010			
Generation	$ 105	$ 72	$ 33
Distribution	7,567	2,749	4,818
Transmission	2,307	793	1,514
Gas	413	125	288
Construction work in progress	553	—	553
Non-operating and other property	1,175	708	467
Total	$12,120	$4,447	$7,673

The non-operating and other property amounts include balances for general plant, intangible plant, distribution plant and transmission plant held for future use as well as other property held by non-utility subsidiaries. Utility plant is generally subject to a first mortgage lien.

Pepco Holdings' utility subsidiaries use separate depreciation rates for each electric plant account. The rates vary from jurisdiction to jurisdiction.

Jointly Owned Plant

PHI's consolidated balance sheets include its proportionate share of assets and liabilities related to jointly owned plant. At December 31, 2011 and 2010, PHI's subsidiaries had a net book value ownership interest of $13 million and $14 million, respectively, in transmission and other facilities in which various parties also have ownership interests. PHI's share of the operating and maintenance expenses of the jointly-owned plant is included in the corresponding expenses in the consolidated statements of income. PHI is responsible for providing its share of the financing for the above jointly-owned facilities.

Deactivation of Pepco Energy Services' Generating Facilities

Pepco Energy Services owns and operates two oil-fired generating facilities. The facilities are located in Washington, D.C. and have a generating capacity of approximately 790 megawatts. Pepco Energy Services sells the output of these facilities into the wholesale market administered by PJM. In February 2007, Pepco Energy Services provided notice to PJM of its intention to deactivate these facilities by the end of May 2012. PJM has informed Pepco Energy Services that these facilities will not be needed for reliability after May 2012; therefore, decommissioning plans are currently underway and on-schedule. During the years ended December 31, 2011 and 2010, PHI has recorded decommissioning costs of $2 million and $4 million, respectively, related to these generating facilities.

(10) PENSION AND OTHER POSTRETIREMENT BENEFITS

Pension Benefits and Other Postretirement Benefits

Pepco Holdings sponsors the PHI Retirement Plan, which covers substantially all employees of Pepco, DPL, ACE and certain employees of other Pepco Holdings' subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executive and key employees through nonqualified retirement plans.

Pepco Holdings provides certain postretirement health care and life insurance benefits for eligible retired employees. Most employees hired on January 1, 2005 or later will not have company subsidized retiree medical coverage; however, they will be able to purchase coverage at full cost through PHI.

Net periodic benefit cost is included in other operation and maintenance expense, net of the portion of the net periodic benefit cost that is capitalized as part of the cost of labor for internal construction projects. After intercompany allocations, the three utility subsidiaries are responsible for substantially all of the total PHI net periodic benefit cost.

Pepco Holdings accounts for the PHI Retirement Plan, nonqualified retirement plans, and its postretirement health care and life insurance benefits for eligible employees in accordance with FASB guidance on retirement benefits. PHI's financial statement disclosures are also prepared in accordance with FASB guidance on retirement benefits.

At December 31,	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
	(millions of dollars)			
Change in Benefit Obligation				
Projected benefit obligation at beginning of year	$1,970	$1,796	$ 704	$ 651
Service cost	35	35	5	5
Interest cost	107	110	37	39
Amendments	18	(7)	7	—
Actuarial loss	176	179	36	42
Benefits paid (a)	(182)	(146)	(40)	(39)
Termination benefits	—	3	1	6
Projected benefit obligation at end of year	$2,124	$1,970	$ 750	$ 704
Change in Plan Assets				
Fair value of plan assets at beginning of year	$1,632	$1,500	$ 275	$ 242
Actual return on plan assets	127	173	—	26
Company contributions	117	105	46	46
Benefits paid (a)	(182)	(146)	(40)	(39)
Fair value of plan assets at end of year	$1,694	$1,632	$ 281	$ 275
Funded Status at end of year (plan assets less plan obligations)	$ (430)	$ (338)	$(469)	$(429)

(a) Other Postretirement Benefits paid is net of Medicare Part D subsidy receipts of $2 million in 2011 and $3 million in 2010.

At December 31, 2011, PHI Retirement Plan assets were $1.7 billion and the accumulated benefit obligation was approximately $2.0 billion. At December 31, 2010, PHI's Retirement Plan assets were approximately $1.6 billion and the accumulated benefit obligation was approximately $1.9 billion.

The following table provides the amounts recognized in PHI's consolidated balance sheets as of December 31, 2011 and 2010:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
	(millions of dollars)			
Regulatory asset	$ 794	$ 655	$ 243	$ 193
Current liabilities	(6)	(6)	—	—
Pension benefit obligation	(424)	(332)	—	—
Other postretirement benefit obligations	—	—	(469)	(429)
Deferred income taxes, net	15	12	—	—
Accumulated other comprehensive loss, net of tax	24	17	—	—
Net amount recognized	$ 403	$ 346	$(226)	$(236)

Amounts included in AOCL (pre-tax) and regulatory assets at December 31, 2011 and 2010 consist of:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
	(millions of dollars)			
Unrecognized net actuarial loss	$822	$692	$247	$208
Unamortized prior service cost (credit)	11	(8)	(5)	(17)
Unamortized transition liability	—	—	1	2
Total	$833	$684	$243	$193
Accumulated other comprehensive loss ($24 million and $17 million, net of tax, at December 31, 2011 and 2010, respectively)	$ 39	$ 29	$—	$—
Regulatory assets	794	655	243	193
Total	$833	$684	$243	$193

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from AOCL into net periodic benefit cost over the next reporting year are $55 million and $1 million, respectively. The estimated net loss and prior service credit for the OPEB plan that will be amortized from AOCL into net periodic benefit cost over the next reporting year are $18 million and $5 million, respectively.

The table below provides the components of net periodic benefit costs recognized for the years ended December 31, 2011, 2010 and 2009:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
	(millions of dollars)					
Service cost	$ 35	$ 35	$ 36	$ 5	$ 5	$ 7
Interest cost	107	110	111	37	39	40
Expected return on plan assets	(128)	(117)	(101)	(19)	(16)	(13)
Amortization of prior service cost	—	—	—	(5)	(5)	(4)
Amortization of net actuarial loss	47	42	56	14	13	16
Recognition of benefit contract	—	—	1	—	—	—
Plan amendments	—	1	—	—	—	—
Termination benefits	—	3	—	1	6	—
Net periodic benefit cost	$ 61	$ 74	$ 103	$ 33	$ 42	$ 46

The table below provides the split of the combined pension and other postretirement net periodic benefit costs among subsidiaries for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(millions of dollars)		
Pepco	$43	$ 40	$ 38
DPL	23	28	25
ACE	21	23	20
Other subsidiaries	7	25	66
Total	$94	$116	$149

The following weighted average assumptions were used to determine the benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
Discount rate	5.00%	5.65%	4.90%	5.60%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Health care cost trend rate assumed for current year	—	—	8.00%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	5.00%	5.00%
Year that the cost trend rate reaches the ultimate trend rate	—	—	2017	2015

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects, in millions of dollars:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Increase (decrease) in total service and interest cost	$ 2	$ (1)
Increase (decrease) in postretirement benefit obligation	$32	$(28)

The following weighted average assumptions were used to determine the net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Discount rate	5.65%	6.40%	6.50%	5.60%	6.30%	6.50%
Expected long-term return on plan assets	7.75%	8.00%	8.25%	7.75%	8.00%	8.25%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

PHI utilizes an analytical tool developed by its actuaries to select the discount rate. The analytical tool utilizes a high-quality bond portfolio with cash flows that match the benefit payments expected to be made under the plans.

The expected long-term rate of return on plan assets was 7.75% and 8.00% as of December 31, 2011 and 2010, respectively. PHI uses a building block approach to estimate the expected rate of return on plan assets. Under this approach, the percentage of plan assets in each asset class according to PHI's target asset allocation, at the beginning of the year, is applied to the expected asset return for the related asset class. PHI incorporates long-term assumptions for real returns, inflation expectations, volatility, and correlations among asset classes to determine expected returns for a given asset allocation The plan assets consist of equity, fixed income, real estate and private equity investments, and when viewed over a long-term horizon, are expected to yield a return on assets of 7.75% at December 31, 2011. PHI periodically reviews its asset mix and rebalances assets back to the target allocation.

In addition, for the 2011 Other Postretirement Benefit Plan valuation, the health care cost trend rate was changed to 8.0% from 2011 to 2012, declining 0.5% per year to a rate of 5.0% for 2017 to 2018 and beyond. The 2010 valuation assumption was 7.0% from 2011 to 2012, declining 0.5% per year to a rate of 5.0% for 2015 to 2016 and beyond. No changes were made for the 2010 and 2009 valuations.

Benefit Plan Modifications

In the third quarter of 2011, PHI's Board of Directors approved revisions to certain of PHI's existing benefit programs, including the PHI Retirement Plan. The changes to the PHI Retirement Plan were effected by PHI in order to establish a more unified approach to PHI's retirement programs and to further align the benefits offered under PHI's retirement programs. The changes to the PHI Retirement Plan were effective on or after July 1, 2011 and affect the retirement benefits payable to approximately 750 of PHI's employees. All full time employees of PHI and certain subsidiaries are eligible to participate in the PHI Retirement Plan. Retirement benefits for all other employees remain unchanged.

In the third quarter of 2011, PHI's Board also approved a new, non-qualified Supplemental Executive Retirement Plan (SERP) which replaced PHI's two pre-existing supplemental retirement plans, effective August 1, 2011. As of the effective date of the new SERP, the Conectiv SERP and the PHI Combined SERP were closed to new participants. The establishment of the new SERP is consistent with PHI's efforts to align retirement benefits for PHI and its subsidiaries with current market practices and to provide similarly situated participants with retirement benefits that are the same or similar in value as compared to the benefits provided under the prior SERPs.

In the fourth quarter of 2011, PHI approved an increase in the medical benefit limits for certain employees in its postretirement health care benefit plan to align the limits with those provided to other employees. The amendment affects approximately 1,400 employees, of which 400 are retirees and 1,000 are active union employees. The effective date of the plan modification is January 1, 2012.

The additional liabilities and expenses for the benefit plan modifications described above did not have a material impact on PHI's overall consolidated financial condition, results of operations, or cash flows.

Plan Assets

Investment Policies and Strategies

In developing its allocation policy for the assets in the PHI Retirement Plan and the other postretirement benefit plan, PHI examined projections of asset returns and volatility over a long-term horizon. In connection with this analysis, PHI evaluated the risk and return tradeoffs of alternative asset classes and asset mixes given long-term historical relationships as well as prospective capital market returns. PHI also conducted an asset-liability study to match projected asset growth with projected liability growth to determine whether there is sufficient liquidity for projected benefit payments. PHI developed its asset mix guidelines by incorporating the results of these analyses with an assessment of its risk posture, and taking into account industry practices. PHI periodically evaluates its investment strategy to ensure that plan assets are sufficient to meet the benefit obligations of the plans. As part of the ongoing evaluation, PHI may make changes to its targeted asset allocations and investment strategy.

PHI's pension investment strategy is designed to meet the following investment objectives:

- Generate investment returns that, in combination with funding contributions from PHI, provide adequate funding to meet all current and future benefit obligations of the plan.
- Provide investment results that meet or exceed the assumed long-term rate of return, while maintaining the funded status of the plan at acceptable levels.
- Improve funded status over time.
- Decrease contribution and expense volatility as funded status improves.

To achieve these investment objectives, PHI's investment strategy divides the pension program into two primary portfolios:

Return-Seeking Assets—These assets are intended to provide investment returns in excess of pension liability growth and reduce existing deficits in the funded status of the plan. The category includes a diversified mix of U.S. large and small cap equities, non-U.S. developed and emerging market equities, real estate, and private equity.

Liability-Hedging Assets—These assets are intended to reflect the sensitivity of the plan's liabilities to changes in discount rates. This category includes a diversified mix of long duration, primarily investment grade credit and U.S. treasury securities.

In the first quarter of 2011, PHI modified its pension investment policy and strategy to reduce the effects of future volatility of the fair value of its pension assets relative to its pension liabilities. The new asset-liability management strategy was implemented during the second quarter of 2011. Under the new asset-liability management strategy, the plan's allocation to fixed income investments, primarily high quality, longer-maturity fixed income securities was increased, with a reduction in the allocation to equity investments. As a result of this modification, during the second quarter of 2011, PHI allocated approximately 54% of its pension plan assets to longer-maturity fixed income investments, 38% to public equity investments and 8% to alternative investments (real estate, private equity). At December 31, 2010, the PHI pension trust's asset allocation included 40% in fixed income investments (intermediate maturity fixed income), 53% in public equity investments and 7% in alternative investments (real estate, private equity). PHI anticipates further increases in the allocation to fixed income investments, with a corresponding reduction in the allocation to equity and alternative investments as the funded status of its plan increases.

The change in overall investment strategy may result in a lower expected long-term rate of return assumption because of the shift in allocation from equities and alternative investments to fixed income. PHI's 2011 pension costs are based on a 7.75% expected long-term rate of return assumption.

The PHI Retirement Plan asset allocations at December 31, 2011 and 2010, by asset category, were as follows:

	Plan Assets at December 31,		Target Plan Asset Allocation	
	2011	2010	2011	2010
Asset Category				
Equity	36%	53%	38%	60%
Fixed Income	56%	40%	54%	30%
Other (real estate, private equity)	8%	7%	8%	10%
Total	100%	100%	100%	100%

PHI's other postretirement benefit plan asset allocations at December 31, 2011 and 2010, by asset category, were as follows:

	Plan Assets at December 31,		Target Plan Asset Allocation	
	2011	2010	2011	2010
Asset Category				
Equity	62%	61%	60%	60%
Fixed Income	36%	35%	35%	35%
Cash	2%	4%	5%	5%
Total	100%	100%	100%	100%

PHI will rebalance the plan asset portfolios when the actual allocations fall outside the ranges outlined in the investment policy or as funded status improves over a reasonable period of time.

Risk Management

Pension and other postretirement benefit plan assets may be invested in separately managed accounts in which there is ownership of individual securities, shares of commingled funds or mutual funds, or limited partnerships. Commingled funds and mutual funds are subject to detailed policy guidelines set forth in the fund's prospectus or fund declaration, and limited partnerships are subject to the terms of the partnership agreement.

Separate account investment managers are responsible for achieving a level of diversification in their portfolio that is consistent with their investment approach and their role in PHI's overall investment structure. Separate account investment managers must follow risk management guidelines established by PHI unless authorized in writing by PHI.

Derivative instruments are permissible in an investment portfolio to the extent they comply with policy guidelines and are consistent with risk and return objectives. Under no circumstances may such instruments be used speculatively or to leverage the portfolio. Separately managed accounts are prohibited from holding securities issued by the following firms:

- PHI and its subsidiaries,
- PHI's pension plan trustee, its parent or its affiliates,
- PHI's pension plan consultant, its parent or its affiliates, and
- PHI's pension plan investment manager, its parent or its affiliates

Fair Value of Plan Assets

As defined in the FASB guidance on fair value measurement and disclosures (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The FASB's fair value framework includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Investments are classified within the fair value hierarchy as follows:

- Level 1: Investments are valued using quoted prices in active markets for identical instruments.
- Level 2: Investments are valued using other significant observable inputs (e.g., quoted prices for similar investments, interest rates, credit risks, etc.).
- Level 3: Investments are valued using significant unobservable inputs, including internal assumptions.

There were no significant transfers between level 1 and level 2 during the years ended December 31, 2011 and 2010.

The following tables present the fair values of PHI's pension and other postretirement benefit plan assets by asset category within the fair value hierarchy levels, as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011 (millions of dollars)			
Asset Category	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension Plan Assets:				
Equity				
Domestic (a)	$ 411	$165	$ 221	$ 25
International (b)	196	192	2	2
Fixed Income (c)	939	—	930	9
Other				
Private Equity	64	—	—	64
Real Estate	65	—	—	65
Cash Equivalents (d)	19	19	—	—
Pension Plan Assets Subtotal	1,694	376	1,153	165
Other Postretirement Plan Assets:				
Equity (e)	174	150	24	—
Fixed Income (f)	101	101	—	—
Cash Equivalents	6	6	—	—
Postretirement Plan Assets Subtotal	281	257	24	—
Total Pension and Other Postretirement Plan Assets	$1,975	$633	$1,177	$165

(a) Predominantly includes domestic common stock and commingled funds.

(b) Predominantly includes foreign common and preferred stock and warrants.

(c) Predominantly includes corporate bonds, government bonds, municipal bonds, and commingled funds.

(d) Predominantly includes cash investment in short term investment funds.

(e) Includes domestic and international commingled funds.

(f) Includes fixed income commingled funds.

Asset Category	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements at December 31, 2010 (millions of dollars)			
Pension Plan Assets:				
Equity				
Domestic (a)	$ 573	$ 334	$212	$ 27
International (b)	270	265	2	3
Fixed Income (c)	604	397	204	3
Other				
Private Equity	62	—	—	62
Real Estate	55	—	—	55
Cash Equivalents (d)	68	68	—	—
Pension Plan Assets Subtotal	1,632	1,064	418	150
Other Postretirement Plan Assets:				
Equity (e)	168	145	23	—
Fixed Income (f)	96	96	—	—
Cash Equivalents	11	11	—	—
Postretirement Plan Assets Subtotal	275	252	23	—
Total Pension and Other Postretirement Plan Assets	$1,907	$1,316	$441	$150

(a) Predominantly includes domestic common stock and commingled funds.

(b) Predominantly includes foreign common and preferred stock and warrants.

(c) Predominantly includes corporate bonds, government bonds, municipal/provincial bonds, collateralized mortgage obligations, asset backed securities and commingled funds.

(d) Predominantly includes cash investment in short term investment funds.

(e) Includes domestic and international commingled funds.

(f) Includes fixed income commingled funds.

There were no significant concentrations of risk in pension and OPEB plan assets at December 31, 2011 and 2010.

Valuation Techniques Used to Determine Fair Value

Equity

Equity securities are primarily comprised of securities issued by public companies in domestic and foreign markets plus investments in commingled funds, which are valued on a daily basis. PHI can exchange shares of the publicly traded securities and the fair values are primarily sourced from the closing prices on stock exchanges where there is active trading, therefore they would be classified as level 1 investments. If there is less active trading, then the publicly traded securities would typically be priced using observable data, such as bid ask prices, and these measurements would be classified as level 2 investments. Investments that are not publicly traded and valued using unobservable inputs would be classified as level 3 investments.

Commingled funds with publicly quoted prices and active trading are classified as level 1 investments. For commingled funds that are not publicly traded and have ongoing subscription and redemption activity, the fair value of the investment is the net asset value (NAV) per fund share, derived from the underlying securities' quoted prices in active markets, and are classified as level 2 investments. Investments in commingled funds with redemption restrictions and use NAV are classified as level 3 investments.

Fixed Income

Fixed income investments are primarily comprised of fixed income securities and fixed income commingled funds. The prices for direct investments in fixed income securities are generated on a daily basis. Like the equity securities, fair values generated from active trading on exchanges are classified as level 1 investments. Prices generated from less active trading with wider bid ask prices are classified as level 2 investments. If prices are based on uncorroborated and unobservable inputs, then the investments are classified as level 3 investments.

Commingled funds with publicly quoted prices and active trading are classified as level 1 investments. For commingled funds that are not publicly traded and have ongoing subscription and redemption activity, the fair value of the investment is the NAV per fund share, derived from the underlying securities' quoted prices in active markets, and are classified as level 2 investments. Investments in commingled funds with redemption restrictions and use NAV are classified as level 3 investments.

Other—Private Equity and Real Estate

Investments in private equity and real estate funds are primarily invested in privately held real estate investment properties, trusts, and partnerships as well as equity and debt issued by public or private companies. As a practical expedient, PHI's interest in the fund or partnership is estimated at NAV. PHI's interest in these funds cannot be readily redeemed due to the inherent lack of liquidity and the primarily long-term nature of the underlying assets. Distribution is made through the liquidation of the underlying assets. PHI views these investments as part of a long-term investment strategy. These investments are valued by each investment manager based on the underlying assets. The majority of the underlying assets are valued using significant unobservable inputs and often require significant management judgment or estimation based on the best available information. Market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued. The funds utilize valuation techniques consistent with the market, income, and cost approaches to measure the fair value of certain real estate investments. As a result, PHI classifies these investments as level 3 investments.

The investments in private equity and real estate funds require capital commitments, which may be called over a specific number of years. Unfunded capital commitments as of December 31, 2011 and 2010 totaled $28 million and $42 million, respectively.

Reconciliations of the beginning and ending balances of PHI's fair value measurements using significant unobservable inputs (level 3) for investments in the pension plan for the years ended December 31, 2011 and 2010 are shown below:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3) (millions of dollars)				
	Equity	**Fixed Income**	**Private Equity**	**Real Estate**	**Total Level 3**
Beginning balance as of January 1, 2011	$ 30	$ 3	$ 62	$ 55	$150
Transfer in (out) of Level 3	—	—	—	—	—
Purchases	2	—	11	9	22
Sales	(5)	(1)	—	—	(6)
Settlements	—	7	(11)	(6)	(10)
Unrealized (loss)/gain	(1)	—	(4)	9	4
Realized gain/(loss)	1	—	6	(2)	5
Ending balance as of December 31, 2011	$ 27	$ 9	$ 64	$ 65	$165

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)				
	(millions of dollars)				
	Equity	Fixed Income	Private Equity	Real Estate	Total Level 3
Beginning balance as of January 1, 2010	$—	$ 12	$ 55	$ 40	$107
Transfer in (out) of Level 3	23	—	—	—	23
Purchases	4	3	8	16	31
Sales	(2)	(3)	—	—	(5)
Settlements	1	(7)	(3)	(1)	(10)
Unrealized gain/(loss)	4	(3)	(2)	—	(1)
Realized gain	—	1	4	—	5
Ending balance as of December 31, 2010	$ 30	$ 3	$ 62	$ 55	$150

Cash Flows

Contributions—PHI Retirement Plan

PHI satisfied the minimum required contribution rules under the Pension Protection Act during 2011 and 2010. Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $40 million, $40 million and $30 million, respectively. In 2010, PHI Service Company made discretionary tax-deductible contributions totaling $100 million to the PHI Retirement Plan.

On January 31, 2012, Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $85 million, $85 million and $30 million, respectively, which is expected to bring the PHI Retirement Plan assets to at least the funding target level for 2012 under the Pension Protection Act.

Contributions—Other Postretirement Benefit Plan

In 2011 and 2010, Pepco contributed $7 million and $10 million, respectively, DPL contributed $6 million and $9 million, respectively, and ACE contributed $7 million and $8 million, respectively, to the other postretirement benefit plan. In 2011 and 2010, contributions of $13 million and $8 million, respectively, were made by other PHI subsidiaries.

Expected Benefit Payments

Estimated future benefit payments to participants in PHI's pension and other postretirement benefit plans, which reflect expected future service as appropriate, are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidies
		(millions of dollars)	
2012	$126	$ 47	$ 2
2013	125	49	2
2014	129	50	3
2015	133	52	3
2016	137	52	3
2017 through 2021	$732	$261	$15

Medicare Prescription Drug Improvement and Modernization Act of 2003

On December 8, 2003, the Medicare Act became effective. The Medicare Act introduced Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Pepco Holdings sponsors postretirement health care plans that provide prescription drug benefits that PHI plan actuaries have determined are actuarially equivalent to Medicare Part D. In 2011 and 2010, Pepco Holdings received $2 million and $3 million, respectively, in federal Medicare prescription drug subsidies.

Pepco Holdings Retirement Savings Plan

Pepco Holdings has a defined contribution retirement savings plan. Participation in the plan is voluntary. All participants are 100% vested and have a nonforfeitable interest in their own contributions and in the Pepco Holdings' company matching contributions, including any earnings or losses thereon. Pepco Holdings' matching contributions were $11 million, $11 million, and $12 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(11) DEBT

Long-Term Debt

The components of long-term debt are shown below.

Interest Rate	Maturity	At December 31, 2011	At December 31, 2010
		(millions of dollars)	
First Mortgage Bonds			
Pepco:			
4.95% (a)(b)	2013	$ 200	$ 200
4.65% (a)(b)	2014	175	175
6.20% (a)(b)(c)	2022	110	110
5.375% (a)	2024	38	38
5.75% (a)(b)	2034	100	100
5.40% (a)(b)	2035	175	175
6.50% (a)(b)(c)	2037	500	500
7.90%	2038	250	250
ACE:			
7.63%	2014	7	7
6.63%	2013	69	69
7.68%	2015 - 2016	17	17
7.75%	2018	250	250
6.80% (a)	2021	39	39
4.35%	2021	200	—
5.60% (a)	2025	4	4
4.875% (a)(b)(c)	2029	23	23
5.80% (a)(b)	2034	120	120
5.80% (a)(b)	2036	105	105
DPL:			
6.40%	2013	250	250
5.22% (a)	2016	100	100
5.20% (a)	2019	31	31
0.75% - 4.90% (a)(e)	2026	35	35
Total First Mortgage Bonds		2,798	2,598
Unsecured Tax-Exempt Bonds			
DPL:			
1.80% (d)	2025	15	15
2.30% (f)	2028	16	16
5.40%	2031	78	78
Total Unsecured Tax-Exempt Bonds		$ 109	$ 109

(a) Represents a series of first mortgage bonds issued by the indicated company (Collateral First Mortgage Bonds) as collateral for an outstanding series of senior notes issued by the company or tax-exempt bonds issued for the benefit of the company. The maturity date, optional and mandatory prepayment provisions, if any, interest rate, and interest payment dates on each series of senior notes or the company's obligations in respect of the tax-exempt bonds are identical to the terms of the corresponding series of Collateral First Mortgage Bonds. Payments of principal and interest on a series of senior notes or the company's obligations in respect of the tax-exempt bonds satisfy the corresponding payment obligations on the related series of Collateral First Mortgage Bonds. Because each series of senior notes or the company's obligations in respect of the tax-exempt bonds and the corresponding series of Collateral First Mortgage Bonds securing that series of senior notes or tax-exempt bonds obligations effectively represents a single financial obligation, the senior notes and the tax-exempt bonds are not separately shown on the table.

(b) Represents a series of Collateral First Mortgage Bonds issued by the indicated company that in accordance with its terms will, at such time as there are no first mortgage bonds of the issuing company outstanding (other than Collateral First Mortgage Bonds securing payment of senior notes), cease to secure the corresponding series of senior notes and will be cancelled.

(c) Represents a series of Collateral First Mortgage Bonds as to which the indicated company has agreed in connection with the issuance of the corresponding series of senior notes that, notwithstanding the terms of the Collateral First Mortgage Bonds described in footnote (b) above, it will not permit the release of the Collateral First Mortgage Bonds as security for the series of senior notes for so long as the senior notes remain outstanding, unless the company delivers to the senior note trustee comparable secured obligations to secure the senior notes.

(d) On July 1, 2010, DPL purchased this series of tax-exempt bonds issued for the benefit of DPL by the Delaware Economic Development Authority (DEDA) pursuant to a mandatory repurchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. While DPL held the bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. On December 1, 2010, DPL resold the bonds to the public, at which time the interest rate on the bonds was changed from 5.50% to a fixed rate of 1.80%. The bonds are subject to mandatory purchase by DPL on June 1, 2012.

(e) These bonds bearing an interest rate of 4.90% were repurchased. On June 1, 2011, DPL resold these bonds that were subject to mandatory repurchase on May 1, 2011 at an interest rate of 0.75%. The bonds are currently subject to mandatory tender on June 1, 2012.

(f) On July 1, 2010, DPL purchased this series of tax-exempt bonds issued for the benefit of DPL by DEDA pursuant to a mandatory repurchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. While DPL held the bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. On December 1, 2010, DPL resold the bonds to the public, at which time the interest rate on the bonds was changed from 5.65% to a fixed rate of 2.30%. The bonds are subject to mandatory purchase by DPL on June 1, 2012.

NOTE: Schedule is continued on next page.

Interest Rate	Maturity	At December 31, 2011	At December 31, 2010
		(millions of dollars)	
Medium-Term Notes (unsecured)			
DPL:			
7.56% - 7.58%	2017	$ 14	$ 14
6.81%	2018	4	4
7.61%	2019	12	12
7.72%	2027	10	10
Total Medium-Term Notes (unsecured)		40	40
Recourse Debt			
PCI:			
6.59% - 6.69%	2014	11	11
Notes (secured)			
Pepco Energy Services:			
7.35% - 7.47%	2017	15	11
Notes (unsecured)			
PHI:			
2.70%	2015	250	250
5.90%	2016	190	190
6.125%	2017	81	81
7.45%	2032	185	185
DPL:			
5.00%	2014	100	100
5.00%	2015	100	100
Total Notes (unsecured)		906	906
Total Long-Term Debt		3,879	3,675
Other long-term debt		—	2
Net unamortized discount		(12)	(12)
Current portion of long-term debt		(73)	(36)
Total Net Long-Term Debt		$3,794	$3,629
Transition Bonds Issued by ACE Funding			
4.21%	2013	$ —	$ 9
4.46%	2016	29	39
4.91%	2017	102	118
5.05%	2020	54	54
5.55%	2023	147	147
Total		332	367
Net unamortized discount		—	—
Current portion of long-term debt		(37)	(35)
Total Net Long-Term Transition Bonds issued by ACE Funding		$ 295	$ 332

The outstanding First Mortgage Bonds issued by each of Pepco, DPL and ACE are subject to a lien on substantially all of the issuing company's property, plant and equipment.

For a description of the Transition Bonds issued by ACE Funding, see Note (2), "Significant Accounting Policies—Consolidation of Variable Interest Entities—ACE Transition Funding, LLC." The aggregate amounts of maturities for long-term debt and Transition Bonds outstanding at December 31, 2011, are $110 million in 2012, $558 million in 2013, $334 million in 2014, $409 million in 2015, $338 million in 2016, and $2,462 million thereafter.

PHI's long-term debt is subject to certain covenants. As of December 31, 2011, PHI and its subsidiaries were in compliance with all such covenants.

Long-Term Project Funding

As of December 31, 2011 and 2010, Pepco Energy Services had outstanding total long-term project funding (including current maturities) of $15 million and $19 million, respectively, related to energy savings contracts performed by Pepco Energy Services. The aggregate amounts of maturities for the project funding debt outstanding at December 31, 2011, are $2 million for each year 2012 through 2014, $1 million for 2015 and 2016, and $7 million thereafter.

Tax-Exempt Bonds

On June 1, 2011, DPL resold $35 million of Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C due 2026 (the "Series 2001C Bonds"). The Series 2001C Bonds were issued for the benefit of DPL in 2001 and were repurchased by DPL on May 2, 2011, pursuant to a mandatory repurchase provision in the indenture for the Series 2001C Bonds triggered by the expiration of the original interest rate period specified by the Series 2001C Bonds.

First Mortgage Bonds

On April 5, 2011, ACE issued $200 million of 4.35% first mortgage bonds due April 1, 2021. The net proceeds were used to repay short-term debt and for general corporate purposes.

Short-Term Debt

PHI and its regulated utility subsidiaries have traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes, and bank lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs, but may also be used to temporarily fund long-term capital requirements. A detail of the components of PHI's short-term debt at December 31, 2011 and 2010 is as follows:

	2011	2010
	(millions of dollars)	
Commercial paper	$586	$388
Variable rate demand bonds	146	146
Total	$732	$534

Commercial Paper

PHI maintains an ongoing commercial paper program which had a maximum capacity of $875 million through December 31, 2011. In January 2012, the Board of Directors approved an increase in the maximum to $1.25 billion. Pepco, DPL, and ACE have ongoing commercial paper programs of up to $500 million, $500 million and $250 million, respectively. The commercial paper programs of each of PHI, Pepco, DPL and

ACE are backed by each company's borrowing capacity under PHI's $1.5 billion credit facility, which is described below under the heading Credit Facility.

PHI, Pepco and DPL had $465 million, $74 million and $47 million, respectively, of commercial paper outstanding at December 31, 2011. ACE had no commercial paper outstanding at December 31, 2011. The weighted average interest rate for commercial paper issued by PHI, Pepco, DPL and ACE during 2011 was 0.64%, 0.35%, 0.34% and 0.33%, respectively. The weighted average maturity of all commercial paper issued by PHI, Pepco, DPL and ACE in 2011 was eleven, two, two and six days, respectively.

Variable Rate Demand Bonds

PHI's utility subsidiaries DPL and ACE, as well as Pepco Energy Services, each have outstanding obligations in respect of Variable Rate Demand Bonds (VRDB). VRDBs are subject to repayment on the demand of the holders and, for this reason, are accounted for as short-term debt in accordance with GAAP. However, bonds submitted for purchase are remarketed by a remarketing agent on a best efforts basis. PHI expects that any bonds submitted for purchase will be remarketed successfully due to the credit worthiness of the issuer and, as applicable, the credit support, and because the remarketing resets the interest rate to the then-current market rate. The bonds may be converted to a fixed-rate, fixed-term option to establish a maturity which corresponds to the date of final maturity of the bonds. On this basis, PHI views VRDBs as a source of long-term financing. As of December 31, 2011, $105 million of VRDBs issued by DPL (of which $72 million was secured by Collateral First Mortgage Bonds issued by DPL), $23 million of VRDBs issued by ACE, and $18 million of VRDBs issued by Pepco Energy Services were outstanding.

The VRDBs outstanding at December 31, 2011 mature as follows: 2014 to 2017 ($49 million), 2024 ($33 million) and 2028 to 2031 ($64 million). The weighted average interest rate for VRDBs was 0.44% during 2011 and 0.45% during 2010.

Credit Facility

PHI, Pepco, DPL and ACE maintain an unsecured syndicated credit facility to provide for their respective liquidity needs, including obtaining letters of credit, borrowing for general corporate purposes and supporting their commercial paper programs. On August 1, 2011, PHI, Pepco, DPL and ACE entered into an amended and restated credit agreement with respect to the facility, which among other changes, extended the expiration date of the facility to August 1, 2016.

The aggregate borrowing limit under the amended and restated credit facility is $1.5 billion, all or any portion of which may be used to obtain loans and up to $500 million of which may be used to obtain letters of credit. The facility also includes a swingline loan sub-facility, pursuant to which each company may make same day borrowings in an aggregate amount not to exceed 10% of the total amount of the facility. Any swingline loan must be repaid by the borrower within fourteen days of receipt. The initial credit sublimit for PHI is $750 million and $250 million for each of Pepco, DPL and ACE. The sublimits may be increased or decreased by the individual borrower during the term of the facility, except that (i) the sum of all of the borrower sublimits following any such increase or decrease must equal the total amount of the facility and (ii) the aggregate amount of credit used at any given time by (a) PHI may not exceed $1.25 billion and (b) each of Pepco, DPL or ACE may not exceed the lesser of $500 million and the maximum amount of short-term debt the company is permitted to have outstanding by its regulatory authorities. The total number of the sublimit reallocations may not exceed eight per year during the term of the facility.

The interest rate payable by each company on utilized funds is, at the borrowing company's election, (i) the greater of the prevailing prime rate, the federal funds effective rate plus 0.5% and one month LIBOR plus 1.0%, or (ii) the prevailing Eurodollar rate, plus a margin that varies according to the credit rating of the borrower.

In order for a borrower to use the facility, certain representations and warranties must be true and correct, and the borrower must be in compliance with specified financial covenants, including (i) the requirement that each borrowing company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, which calculation excludes from the definition of total indebtedness certain trust preferred securities and deferrable interest subordinated debt (not to exceed 15% of total capitalization), (ii) with certain exceptions, a restriction on sales or other dispositions of assets, and (iii) a restriction on the incurrence of liens on the assets of a borrower or any of its significant subsidiaries other than permitted liens. The credit agreement contains certain covenants and other customary agreements and requirements that, if not complied with, could result in an event of default and the acceleration of repayment obligations of one or more of the borrowers thereunder. Each of the borrowers was in compliance with all financial covenants under this facility as of December 31, 2011.

The absence of a material adverse change in PHI's business, property, results of operations or financial condition is not a condition to the availability of credit under the credit agreement. The credit agreement does not include any rating triggers.

At December 31, 2011 and 2010, the amount of cash plus unused borrowing capacity under the primary credit facility available to meet the future liquidity needs of PHI and its utility subsidiaries on a consolidated basis totaled $1 billion and $1.2 billion, respectively. PHI's utility subsidiaries had combined cash and unused borrowing capacity under the $1.5 billion credit facility of $711 million and $462 million at December 31, 2011 and 2010, respectively.

Loss on Extinguishment of Debt

During the year ended December 31, 2010, PHI recorded a pre-tax loss on extinguishment of debt of $189 million ($113 million after-tax), which is further discussed below.

In July 2010, PHI purchased, pursuant to a cash tender offer, $640 million in principal amount of its 6.45% Senior Notes due 2012 (6.45% Notes), redeemed the remaining $110 million of outstanding 6.45% Notes, and purchased, pursuant to a cash tender offer, $129 million of its 6.125% Senior Notes due 2017 (6.125% Notes) and $65 million of 7.45% Senior Notes due 2032 (7.45% Notes). In connection with these transactions, PHI recorded a pre-tax loss on extinguishment of debt of $120 million in the third quarter of 2010.

In October 2010, PHI purchased, pursuant to a cash tender offer, an additional $40 million of outstanding 6.125% Notes. In November 2010, PHI redeemed all of its $200 million 6% Notes due 2019 and $10 million of its 5.9% Notes due 2016. PHI recorded a pre-tax loss on extinguishment of debt of approximately $54 million in the fourth quarter of 2010 in connection with this transaction.

In connection with the purchases of the 6.45% Notes and the 7.45% Notes, PHI accelerated the recognition of $15 million of pre-tax hedging losses attributable to the issuance of the 6.45% Notes and 7.45% Notes by reclassifying these hedging losses from AOCL to income. These hedging losses originally arose when PHI entered into several treasury rate lock transactions in June 2002 to hedge changes in interest rates related to the anticipated issuance in August 2002 of several series of senior notes, including the 6.45% Notes and the 7.45% Notes. Upon issuance of the fixed rate debt in August 2002, the rate locks were terminated at a loss that has been deferred in AOCL and is being recognized in income over the life of the debt issued as interest payments on the debt are made. The accelerated recognition of these losses has also been included as a component of pre-tax loss on extinguishment of debt.

Collateral Requirements of Pepco Energy Services

In the ordinary course of its energy supply business which is in the process of winding down, Pepco Energy Services enters into various contracts to buy and sell electricity, fuels and related products, including derivative instruments, designed to reduce its financial exposure to changes in the value of its assets and obligations due to energy price fluctuations. These contracts typically have collateral requirements. Depending on the contract terms, the collateral required to be posted by Pepco Energy Services can be of varying forms, including cash and letters of credit.

In conducting its retail energy supply business, Pepco Energy Services, during periods of declining energy prices, has been exposed to the asymmetrical risk of having to post collateral under its wholesale purchase contracts without receiving a corresponding amount of collateral from its retail customers. To partially address these asymmetrical collateral obligations, Pepco Energy Services, in the first quarter of 2009, entered into a credit intermediation arrangement with Morgan Stanley Capital Group, Inc. (MSCG). Under this arrangement, MSCG, in consideration for the payment to MSCG of certain fees, (i) assumed, by novation, the electricity purchase obligations of Pepco Energy Services in years 2009 through 2011 under several wholesale purchase contracts, and (ii) supplied electricity to Pepco Energy Services on the same terms as the novated transactions, but without imposing on Pepco Energy Services any obligation to post collateral based on changes in electricity prices. The upfront fees incurred by Pepco Energy Services in 2009 in the amount of $25 million was amortized into expense in declining amounts over the life of the arrangement based on the fair value of the underlying contracts at the time of the novation. For the years ended December 31, 2011, 2010 and 2009, approximately $1 million, $8 million and $16 million, respectively, of the fees have been amortized and reflected in Interest expense.

As of December 31, 2011, Pepco Energy Services had posted net cash collateral of $112 million and letters of credit of $1 million. At December 31, 2010, Pepco Energy Services had posted net cash collateral of $117 million and letters of credit of $113 million.

At December 31, 2011 and 2010, the amount of cash, plus borrowing capacity under the credit facilities available to meet the future liquidity needs of Pepco Energy Services totaled $283 million and $728 million, respectively.

(12) INCOME TAXES

PHI and the majority of its subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated among PHI and the subsidiaries included in its consolidated group pursuant to a written tax sharing agreement that was approved by the SEC in connection with the establishment of PHI as a holding company. Under this tax sharing agreement, PHI's consolidated federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss.

The provision for consolidated income taxes, reconciliation of consolidated income tax expense, and components of consolidated deferred tax liabilities (assets) are shown below.

Provision for Consolidated Income Taxes—Continuing Operations

	For the Year Ended December 31,		
	2011	**2010**	**2009**
	(millions of dollars)		
Current Tax Expense (Benefit)			
Federal	$ 9	$(270)	$(160)
State and local	4	(50)	(32)
Total Current Tax Expense (Benefit)	13	(320)	(192)
Deferred Tax Expense (Benefit)			
Federal	121	300	261
State and local	19	34	39
Investment tax credit amortization	(4)	(3)	(4)
Total Deferred Tax Expense	136	331	296
Total Consolidated Income Tax Expense Related to Continuing Operations	$149	$ 11	$ 104

Reconciliation of Consolidated Income Tax Expense—Continuing Operations

	For the Year Ended December 31,					
	2011		2010		2009	
	(millions of dollars)					
Income tax at Federal statutory rate	$143	35.0%	$ 52	35.0%	$114	35.0%
Increases (decreases) resulting from						
Depreciation	—	—	(3)	(2.0)%	6	1.8%
State income taxes, net of Federal effect	22	5.4%	—	—	19	5.7%
State tax benefits related to prior years' asset dispositions	(4)	(1.0)%	—	—	(13)	(4.0)%
Cross-border energy lease investments	16	3.9%	(5)	(3.3)%	(6)	(1.7)%
Change in estimates and interest related to uncertain and effectively settled tax positions	(11)	(2.7)%	(6)	(4.0)%	(1)	(0.4)%
Investment tax credits	(4)	(1.0)%	(4)	(2.7)%	(4)	(1.2)%
Deferred tax basis adjustments	2	0.2%	(3)	(2.0)%	(4)	(1.2)%
Reversal of valuation allowances	—	—	(8)	(5.3)%	—	—
Change in state deferred tax balances as a result of restructuring	—	—	(6)	(4.0)%	—	—
Other, net	(15)	(3.4)%	(6)	(4.4)%	(7)	(2.2)%
Consolidated Income Tax Expense Related to Continuing Operations	$149	36.4%	$ 11	7.3%	$104	31.8%

Year ended December 31, 2011

PHI's effective income tax rate in 2011 was significantly affected by changes in estimates and interest related to uncertain and effectively settled tax positions. In 2011, PHI reached a settlement with the IRS with respect to interest due on its federal tax liabilities related to the November 2010 audit settlement (discussed below) for years 1996 through 2002. In connection with this agreement, PHI reallocated certain amounts that have been on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. Primarily related to the settlement and reallocations, PHI recorded an additional tax benefit of $17 million (after-tax) which was recorded in the second quarter of 2011. Further, PHI recalculated interest on its uncertain tax positions for open tax years using different assumptions related to the application of its deposit made with the IRS in 2006, which resulted in additional tax expense of $3 million (after-tax).

As discussed further in Note (8), "Leasing Activities," during the second quarter of 2011, PHI terminated early its interest in certain cross-border energy leases prior to the end of their stated terms. As a result of the early terminations, PHI reversed $22 million of previously recognized federal tax benefits associated with those leases which will not be realized.

In addition, as discussed further in Note (17), "Commitments and Contingencies – District of Columbia Tax Legislation," on June 14, 2011, the Council of the District of Columbia approved the Fiscal Year 2012 Budget Support Act of 2011 (the Budget Support Act). The Budget Support Act includes a provision that requires corporate taxpayers in the District of Columbia to calculate taxable income allocable or apportioned to the District by reference to the income and apportionment factors applicable to commonly controlled entities organized within the United States that are engaged in a unitary business. Previously, only the income of companies with direct nexus to the District of Columbia was taxed. As a result of the change, during 2011 PHI recorded additional state income tax expense of $2 million.

Year ended December 31, 2010

In April 2010, as part of an ongoing effort to simplify PHI's organizational structure, certain of PHI's subsidiaries were converted from corporations to single member limited liability companies. In addition to increased organizational flexibility and reduced administrative costs, converting these entities to limited liability companies allows PHI to include income or losses in the former corporations in a single state income tax return, thus increasing the utilization of state income tax attributes. As a result of inclusions of income or losses in a single state return as discussed above, PHI recorded an $8 million benefit by reversing valuation allowances on certain state net operating losses and an additional benefit of $6 million resulting from changes to certain state deferred income tax benefits. In addition, conversion to limited liability companies caused PHI's separate company losses (primarily related to the loss on the extinguishment of debt) to be subjected to state income taxes in new jurisdictions, resulting in minimal consolidated state taxable income in 2010.

In November 2010, PHI reached final settlement with the IRS with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. In connection with the settlement, PHI reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In light of the settlement and reallocations, PHI recalculated the estimated interest due for the tax years 1996 to 2002. The revised estimate resulted in the reversal of $15 million (after-tax) of estimated interest due to the IRS. This reversal was recorded as an income tax benefit in the fourth quarter of 2010 and PHI recorded an additional tax benefit of $17 million (after-tax) in the second quarter of 2011 when the IRS finalized its calculation of the amount due. Offsetting the 2010 benefit was the reversal of $6 million (after-tax) of erroneously accrued state interest receivable recorded in the first quarter of 2010 and $2 million (after-tax) of other adjustments.

Also in the fourth quarter of 2010, PHI corrected the tax accounting for software amortization. Accordingly, a regulatory asset was established and income tax expense was reduced by $4 million.

Year ended December 31, 2009

During 2009, PHI recorded a decrease to income tax expense of $13 million resulting from the receipt of a refund of $6 million (after-tax) of state income taxes and the establishment of a state tax benefit carryforward of $7 million (after-tax), related to a change in tax reporting for certain asset dispositions occurring in prior years.

During 2009, the IRS issued a Revenue Agent's Report for the audit of PHI's consolidated federal income tax returns for the calendar years 2003 to 2005. The IRS has proposed adjustments to PHI's tax returns, including adjustments to PHI's deductions related to cross-border energy lease investments, the capitalization of overhead costs for tax purposes and the deductibility of certain casualty losses. PHI has appealed certain of the proposed adjustments and believes it has adequately reserved for the adjustments proposed in the Revenue Agents Report. See Note (17), "Commitments and Contingencies—PHI's Cross-Border Energy Lease Investments," for additional information.

During 2009, PHI received a refund of taxes paid in prior years of approximately $138 million, a substantial portion of which is associated with PHI's utility subsidiaries. The refund resulted from the carryback of a 2008 net operating loss for tax reporting purposes that reflected, among other things, significant tax deductions related to accelerated depreciation, the pension plan contributions made in 2009 (which were deductible for 2008) and the cumulative effect of adopting a new method of tax reporting for certain repairs.

Components of Consolidated Deferred Tax Liabilities (Assets)

	At December 31, 2011	At December 31, 2010
	(millions of dollars)	
Deferred Tax Liabilities (Assets)		
Depreciation and other basis differences related to plant and equipment	$1,871	$1,680
Deferred electric service and electric restructuring liabilities	131	154
Cross-border energy lease investments	793	816
Federal and state net operating losses	(220)	(46)
Valuation allowances on state net operating losses	21	21
Pension and other postretirement benefits	130	70
Deferred taxes on amounts to be collected through future rates	47	43
Other	32	(113)
Total Deferred Tax Liabilities, net	2,805	2,625
Deferred tax assets included in Current Assets	59	90
Deferred tax liabilities included in Other Current Liabilities	(1)	(1)
Total Consolidated Deferred Tax Liabilities, net non-current	$2,863	$2,714

The net deferred tax liability represents the tax effect, at presently enacted tax rates, of temporary differences between the financial statement basis and tax basis of assets and liabilities. The portion of the net deferred tax liability applicable to PHI's utility operations, which has not been reflected in current service rates, represents income taxes recoverable through future rates, net, and is recorded as a regulatory asset on the balance sheet.

The Tax Reform Act of 1986 repealed the investment tax credit for property placed in service after December 31, 1985, except for certain transition property. Investment tax credits previously earned on Pepco's, DPL's and ACE's property continues to be amortized to income over the useful lives of the related property.

Reconciliation of Beginning and Ending Balances of Unrecognized Tax Benefits

	2011	2010	2009
	(millions of dollars)		
Beginning balance as of January 1,	$395	$246	$255
Tax positions related to current year:			
Additions	2	150	(1)
Reductions	—	—	(2)
Tax positions related to prior years:			
Additions	20	35	77
Reductions	(57)	(36)	(83)
Settlements	(3)	—	—
Ending balance as of December 31,	$357	$395	$246

Unrecognized Benefits That, If Recognized, Would Affect the Effective Tax Rate

Unrecognized tax benefits are related to tax positions that have been taken or are expected to be taken in tax returns that are not recognized in the financial statements because management has either measured the tax benefit at an amount less than the benefit claimed or expected to be claimed, or has concluded that it is not more likely than not that the tax position will be ultimately sustained. For the majority of these tax positions, the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. Unrecognized tax benefits at December 31, 2011 included $29 million that, if recognized, would lower the effective tax rate.

Interest and Penalties

PHI recognizes interest and penalties relating to its uncertain tax positions as an element of income tax expense. For the years ended December 31, 2011, 2010 and 2009, PHI recognized $23 million of pre-tax interest income ($14 million after-tax), $2 million of pre-tax interest income ($1 million after-tax), and $5 million of pre-tax interest income ($3 million after-tax), respectively, as a component of income tax expense related to continuing operations. As of December 31, 2011, 2010 and 2009, PHI had $4 million, $12 million and $13 million, respectively, of accrued interest payable related to effectively settled and uncertain tax positions.

Possible Changes to Unrecognized Tax Benefits

It is reasonably possible that the amount of the unrecognized tax benefit with respect to some of PHI's uncertain tax positions will significantly increase or decrease within the next 12 months. The possible settlement of the cross-border energy lease investments issue, the 2003 to 2005 federal audit, the methodology change for deduction of capitalized construction costs, or state audits could impact the balances and related interest accruals significantly. At this time, an estimate of the range of reasonably possible outcomes cannot be determined.

Tax Years Open to Examination

PHI's Federal income tax liabilities for Pepco legacy companies for all years through 2002, and for Conectiv legacy companies for all years through 2002, have been determined by the IRS, subject to adjustment to the extent of any net operating loss or other loss or credit carrybacks from subsequent years. PHI has not reached final settlement with the IRS with respect to the cross-border energy lease deductions. The open tax years for the significant states where PHI files state income tax returns (District of Columbia, Maryland, Delaware, New Jersey, Pennsylvania and Virginia) are the same as for the Federal returns.

Resolution of Certain IRS Audit Matters

In 2010, PHI resolved all tax matters that were raised in IRS audits related to the 2001 and 2002 tax years except for the cross-border energy lease issue. Adjustments recorded relating to these resolved tax matters resulted in a $1 million increase to income tax expense exclusive of interest.

Other Taxes

Other taxes for continuing operations are shown below. The annual amounts include $445 million, $427 million and $358 million for the years ended December 31, 2011, 2010 and 2009, respectively, related to Power Delivery, which are recoverable through rates.

	2011	2010	2009
	(millions of dollars)		
Gross Receipts/Delivery	$145	$145	$142
Property	71	70	68
County Fuel and Energy	170	154	94
Environmental, Use and Other	65	65	64
Total	$451	$434	$368

(13) NON-CONTROLLING INTEREST

The outstanding preferred stock issued by subsidiaries of PHI as of December 31, 2011 and 2010 consisted of the following series of serial preferred stock issued by ACE. The shares of each of the series were redeemable solely at the option of the issuer. During 2011, ACE redeemed all of its outstanding cumulative preferred stock at the redemption prices indicated in the table below.

	Redemption Price	Shares Outstanding		December 31,	
		2011	2010	2011	2010
				(millions of dollars)	
4.0% Series of 1944, $100 per share par value	$105.50	—	24,268	$—	$ 2
4.35% Series of 1949, $100 per share par value	$101.00	—	2,942	—	—
4.35% Series of 1953, $100 per share par value	$101.00	—	1,680	—	—
4.10% Series of 1954, $100 per share par value	$101.00	—	20,504	—	2
4.75% Series of 1958, $100 per share par value	$101.00	—	8,631	—	1
5.0% Series of 1960, $100 per share par value	$100.00	—	4,120	—	1
Total Preferred Stock of Subsidiaries		—	62,145	$—	$ 6

(14) STOCK-BASED COMPENSATION, DIVIDEND RESTRICTIONS, AND CALCULATIONS OF EARNINGS PER SHARE OF COMMON STOCK

Stock-Based Compensation

PHI maintains a Long-Term Incentive Plan (LTIP), the objective of which is to increase shareholder value by providing a long-term incentive to reward officers and key employees of Pepco Holdings and its subsidiaries and to increase the ownership of Pepco Holdings' common stock by such individuals. Any officer or key employee of Pepco Holdings or its subsidiaries may be designated by the PHI Board of Directors as a participant in the LTIP. Under the LTIP, awards to officers and key employees may be in the form of restricted stock, restricted stock units, stock options, performance units, stock appreciation rights, unrestricted stock, and dividend equivalents. At inception, 10 million shares of common stock were authorized for issuance under the LTIP.

Total stock-based compensation expense recorded in the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 was $6 million, $5 million and $5 million, respectively, all of which was associated with restricted stock and restricted stock unit awards.

No material amount of stock compensation expense was capitalized for the years ended December 31, 2011, 2010 and 2009.

Restricted Stock and Restricted Stock Unit Awards

Description of awards

A number of programs have been established under the LTIP involving the issuance of restricted stock and restricted stock unit awards, including awards of performance-based restricted stock units, time-based restricted stock and restricted stock units, retention restricted stock and the Conectiv performance accelerated restricted stock (PARS). A summary of each of these programs is as follows:

- Under the performance-based program, performance criteria are selected and measured over the specified performance period. Depending on the extent to which the performance criteria are satisfied, the participants are eligible to earn shares of common stock at the end of the performance period, ranging from 0% to 200% of the target award, and dividends accrued thereon.
- Generally, time-based restricted stock and restricted stock unit award opportunities have a requisite service period of three years and, with respect to restricted stock awards, participants have the right to receive dividends on the shares during the vesting period. Under restricted stock unit awards, dividends are credited quarterly in the form of additional restricted stock units, which are paid when vested at the end of the three-year service period.

- In connection with the acquisition of Conectiv by Pepco in 2002, PARS previously issued to Conectiv employees were converted to shares of Pepco Holdings restricted stock. These shares typically vested over periods of 5 to 7 years. In January 2009, all 6,669 of the remaining PARS outstanding fully vested.
- In September 2007, retention awards in the form of 9,015 shares of restricted stock were granted to certain PHI executives, with vesting periods of two or three years. In September 2009, 5,409 of these shares vested. In September 2010, all 3,606 of the remaining shares outstanding vested.

Activity for the year

The 2011 activity for non-vested, time-based restricted stock, restricted stock units and performance-based restricted stock unit awards is summarized in the table below. For performance-based restricted stock unit awards, the table reflects awards projected to achieve 100% of targeted performance criteria for the 2010-2012 and 2011-2013 award cycles.

	Number of Shares	Total Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2011			
Time-based restricted stock	316,194		$18.15
Performance-based restricted stock units	586,883		20.75
Total		903,077	
Granted during 2011			
Time-based restricted stock units	177,895		18.87
Performance-based restricted stock units	354,979		19.56
Total		532,874	
Vested during 2011			
Time-based restricted stock	(63,764)		23.70
Time-based restricted stock units	(173)		18.84
Performance-based restricted stock units	(144,451)		25.36
Total		(208,388)	
Forfeited during 2011			
Time-based restricted stock	(10,741)		17.06
Time-based restricted stock units	(7,191)		18.84
Performance-based restricted stock units	(32,272)		21.78
Total		(50,204)	
Balance at December 31, 2011			
Time-based restricted stock	241,689		16.74
Time-based restricted stock units	170,531		18.87
Performance-based restricted stock units	765,139		19.28
Total		1,177,359	

Grants included in the table above reflect 2011 grants of performance-based restricted stock units and time-based restricted stock units. PHI recognizes compensation expense related to performance-based restricted stock unit awards and time-based restricted stock and restricted stock unit awards based on the fair value of the awards at date of grant. The fair value is based on the market value of PHI common stock at the date the award opportunity is granted. The estimated fair value of the performance-based awards is also a function of PHI's projected future performance relative to established performance criteria and the resulting payout of shares based on the achieved performance levels. PHI employed a Monte Carlo simulation to forecast PHI's performance relative to the performance criteria and to estimate the potential payout of shares under the performance-based awards.

The following table provides the weighted average grant date fair value of those awards granted during each of the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Weighted average grant-date fair value of each performance-based restricted stock unit granted during the year	$19.56	$20.11	$17.51
Weighted average grant-date fair value of each award of time-based restricted stock granted during the year	$ —	$16.55	$17.18
Weighted average grant-date fair value of each time-based restricted stock unit granted during the year	$18.87	$ —	$ —

As of December 31, 2011, there was approximately $9 million of future compensation cost (net of estimated forfeitures) related to non-vested restricted stock awards and restricted stock unit awards granted under the LTIP that PHI expects to recognize over a weighted-average period of approximately two years.

Stock options

Stock options to purchase shares of PHI's common stock granted under the LTIP must have an exercise price at least equal to the fair market value of the underlying stock on the grant date. Stock options that have been granted under the LTIP generally have become exercisable on a specified vesting date or dates. All stock options have an expiration date of no greater than ten years from the date of grant. No options have been granted under the LTIP since May 1, 2002.

Non-employee directors are entitled, under the terms of the LTIP, to a grant on May 1 of each year of a nonqualified stock option for 1,000 shares of common stock. However, the Board of Directors has determined that these grants will not be made.

Stock option activity for the year ended December 31, 2011 is summarized below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	280,266	$22.30	0.70	
Options granted	—	—	—	
Options exercised	(81,918)	19.03	—	
Options forfeited or expired	(167,423)	24.19	—	
Outstanding at December 31, 2011	30,925	20.75	0.03	$—
Exercisable at December 31, 2011	30,925	20.75(a)	0.03	$—

(a) The range of exercise prices is $19.03 to $22.69

Total intrinsic value and tax benefits recognized for stock options exercised in 2011, 2010 and 2009 were immaterial.

Directors' Deferred Compensation

Under the Pepco Holdings' Executive and Director Deferred Compensation Plan, Pepco Holdings non-employee directors may elect to defer all or part of their retainer and meeting fees. Deferred retainer or meeting fees, at the election of the director, can be credited with interest at the prime rate or the return on selected investment funds or can be deemed invested in phantom shares of Pepco Holdings common stock on which dividend equivalent accruals are credited when dividends are paid on the common stock (or a combination of these options). All deferrals are settled in cash. The amount deferred by directors for each of the years ended December 31, 2011, 2010 and 2009 was not material.

Compensation expense recognized in respect of dividends and the increase in fair value for each of the years ended December 31, 2011, 2010 and 2009 was not material. The deferred compensation balance under this program was approximately $1 million at December 31, 2011 and 2010.

Dividend Restrictions

PHI, on a stand-alone basis, generates no operating income of its own. Accordingly, its ability to pay dividends to its shareholders depends on dividends received from its subsidiaries. In addition to their future financial performance, the ability of PHI's direct and indirect subsidiaries to pay dividends is subject to limits imposed by: (i) state corporate laws, which impose limitations on the funds that can be used to pay dividends and, in the case of ACE, the regulatory requirement that it obtain the prior approval of the NJBPU before dividends can be paid if its equity as a percent of its total capitalization, excluding securitization debt, falls below 30%; (ii) the prior rights of holders of mortgage bonds and other long-term debt issued by the subsidiaries, and any other restrictions imposed in connection with the incurrence of liabilities; and (iii) certain provisions of ACE's charter that impose restrictions on payment of common stock dividends for the benefit of preferred stockholders. Pepco, DPL and ACE have no shares of preferred stock outstanding at December 31, 2011. Currently, the capitalization ratio limitation to which ACE is subject and the restriction in the ACE charter do not limit ACE's ability to pay common stock dividends. PHI had approximately $1,072 million and $1,059 million of retained earnings free of restrictions at December 31, 2011 and 2010, respectively. These amounts represent the total retained earnings balances at those dates.

For the years ended December 31, Pepco Holdings received dividends from its subsidiaries as follows:

Subsidiary	2011	2010	2009
	(millions of dollars)		
Pepco	$ 25	$115	$—
DPL	60	23	28
ACE	—	35	64
Total	$ 85	$173	$ 92

Calculations of Earnings per Share of Common Stock

The numerator and denominator for basic and diluted earnings per share of common stock calculations are shown below.

	For the Years Ended December 31,		
	2011	2010	2009
	(millions of dollars, except per share data)		
Income (Numerator):			
Net income from continuing operations	$ 260	$ 139	$ 223
Net (loss) income from discontinued operations	(3)	(107)	12
Net income	$ 257	$ 32	$ 235
Shares (Denominator) (in millions):			
Weighted average shares outstanding for basic computation:			
Average shares outstanding	226	224	221
Adjustment to shares outstanding	—	—	—
Weighted Average Shares Outstanding for Computation of Basic Earnings Per Share of Common Stock	226	224	221
Net effect of potentially dilutive shares (a)	—	—	—
Weighted Average Shares Outstanding for Computation of Diluted Earnings Per Share of Common Stock	226	224	221
Basic and diluted earnings per share of common stock from continuing operations	$ 1.15	$ 0.62	$1.01
Basic and diluted (loss) earnings per share of common stock from discontinued operations	(0.01)	(0.48)	0.05
Basic and diluted earnings per share	$ 1.14	$ 0.14	$1.06

(a) The number of options to purchase shares of common stock that were excluded from the calculation of diluted earnings per share as they are considered to be anti-dilutive were 14,900, 280,266 and 334,966 for the years ended December 31, 2011, 2010 and 2009, respectively.

Shareholder Dividend Reinvestment Plan

PHI maintains a Shareholder Dividend Reinvestment Plan (DRP) through which shareholders may reinvest cash dividends. In addition, both existing shareholders and new investors can make purchases of shares of PHI common stock through the investment of not less than $25 each calendar month nor more than $200,000 each calendar year. Shares of common stock purchased through the DRP may be new shares or, at the election of PHI, shares purchased in the open market. Approximately 2 million new shares were issued and sold under the DRP in each of 2011, 2010 and 2009.

Pepco Holdings Common Stock Reserved and Unissued

The following table presents Pepco Holdings' common stock reserved and unissued at December 31, 2011:

Name of Plan	Number of Shares
DRP	3,448,048
Conectiv Incentive Compensation Plan(a)	1,093,701
Potomac Electric Power Company Long-Term Incentive Plan (a)	327,059
Pepco Holdings Long-Term Incentive Plan	7,791,543
Pepco Holdings Non-Management Directors Compensation Plan	462,429
Pepco Holdings Retirement Savings Plan	1,298,849
Total	14,421,629

(a) No further awards will be made under this plan.

(15) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are used by Pepco Energy Services and Power Delivery to hedge commodity price risk, as well as by PHI, from time to time, to hedge interest rate risk.

The retail energy supply business of Pepco Energy Services, which is in the process of being wound down, enters into energy commodity contracts in the form of electricity and natural gas futures, swaps, options and forward contracts to hedge commodity price risk in connection with the purchase of physical natural gas and electricity for distribution to customers. The primary risk management objective is to manage the spread between retail sales commitments and the cost of supply used to service those commitments to ensure stable cash flows and lock in favorable prices and margins when they become available.

Pepco Energy Services' commodity contracts that are not designated for hedge accounting, do not qualify for hedge accounting, or do not meet the requirements for normal purchase and normal sale accounting, are marked to market through current earnings. Forward contracts that meet the requirements for normal purchase and normal sale accounting are recorded on an accrual basis.

In Power Delivery, DPL uses derivative instruments in the form of swaps and over-the-counter options primarily to reduce natural gas commodity price volatility and to limit its customers' exposure to increases in the market price of natural gas, under a hedging program approved by the DPSC. DPL uses these derivatives to manage the commodity price risk associated with its physical natural gas purchase contracts. The natural gas purchase contracts qualify as normal purchases, which are not required to be recorded in the financial statements until settled. DPL's capacity contracts are not classified as derivatives. All premiums paid and other transaction costs incurred as part of DPL's natural gas hedging activity, in addition to all gains and losses related to hedging activities, are deferred under FASB guidance on regulated operations (ASC 980) until recovered from its customers through a fuel adjustment clause approved by the DPSC.

PHI also uses derivative instruments from time to time to mitigate the effects of fluctuating interest rates on debt issued in connection with the operation of their businesses. In June 2002, PHI entered into several treasury rate lock transactions in anticipation of the issuance of several series of fixed-rate debt commencing in August 2002. Upon issuance of the fixed rate-debt in August 2002, the treasury rate locks were terminated at a loss. The loss has been deferred in AOCL and is being recognized in income over the life of the debt issued as interest payments are made. As further described in Note (11), "Debt," $15 million of these pre-tax losses ($9 million after-tax) was reclassified into income during 2010.

The tables below identify the balance sheet location and fair values of derivative instruments as of December 31, 2011 and 2010:

	As of December 31, 2011				
Balance Sheet Caption	Derivatives Designated as Hedging Instruments (a)	Other Derivative Instruments (b)	Gross Derivative Instruments	Effects of Cash Collateral and Netting	Net Derivative Instruments
	(millions of dollars)				
Derivative assets (current assets)	$ 17	$ 6	$ 23	$(18)	$ 5
Derivative assets (non-current assets)	—	1	1	(1)	—
Total Derivative assets	17	7	24	(19)	5
Derivative liabilities (current liabilities)	(55)	(48)	(103)	77	(26)
Derivative liabilities (non-current liabilities)	(11)	(10)	(21)	15	(6)
Total Derivative liabilities	(66)	(58)	(124)	92	(32)
Net Derivative (liability) asset	$(49)	$(51)	$(100)	$ 73	$(27)

(a) Amounts included in Derivatives Designated as Hedging Instruments primarily consist of derivatives that were designated as cash flow hedges prior to Pepco Energy Services' election to discontinue cash flow hedge accounting for these derivatives.

(b) Amounts included in Other Derivative Instruments include gains or losses on derivatives that are not accounted for as cash flow hedges subsequent to Pepco Energy Services' election to discontinue cash flow hedge accounting.

	As of December 31, 2010				
Balance Sheet Caption	Derivatives Designated as Hedging Instruments	Other Derivative Instruments	Gross Derivative Instruments	Effects of Cash Collateral and Netting	Net Derivative Instruments
	(millions of dollars)				
Derivative assets (current assets)	$ 40	$ 43	$ 83	$(38)	$ 45
Derivative assets (non-current assets)	16	3	19	(19)	—
Total Derivative assets	56	46	102	(57)	45
Derivative liabilities (current liabilities)	(125)	(63)	(188)	122	(66)
Derivative liabilities (non-current liabilities)	(68)	(10)	(78)	57	(21)
Total Derivative liabilities	(193)	(73)	(266)	179	(87)
Net Derivative (liability) asset	$(137)	$(27)	$(164)	$122	$(42)

Under FASB guidance on the offsetting of balance sheet accounts (ASC 210-20), PHI offsets the fair value amounts recognized for derivative instruments and the fair value amounts recognized for related collateral positions executed with the same counterparty under master netting agreements. The amount of cash collateral that was offset against these derivative positions is as follows:

	December 31, 2011	December 31, 2010
	(millions of dollars)	
Cash collateral pledged to counterparties with the right to reclaim (a)	$73	$122

(a) Includes cash deposits on commodity brokerage accounts.

As of December 31, 2011 and 2010, all PHI cash collateral pledged related to derivative instruments accounted for at fair value was entitled to be offset under master netting agreements.

Derivatives Designated as Hedging Instruments

Cash Flow Hedges

Pepco Energy Services

For energy commodity contracts that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of AOCL and is reclassified into income in the same period or periods during which the hedged transactions affect income. Gains and losses on the derivative that are related to hedge ineffectiveness or the forecasted hedged transaction being probable not to occur, are recognized in income. Pepco Energy Services has elected to no longer apply cash flow hedge accounting to certain of its electricity derivatives and all of its natural gas derivatives. Amounts included in AOCL for these cash flow hedges as of December 31, 2011 represent net losses on derivatives prior to the election to discontinue cash flow hedge accounting less amounts reclassified into income as the hedged transactions occur or because the hedged transactions were deemed probable not to occur. Gains or losses on these derivatives after the election to discontinue cash flow hedge accounting are recognized in income. The cash flow hedge activity during the years ended December 31, 2011, 2010 and 2009 is provided in the tables below:

	For the Year Ended December 31,		
	2011	2010	2009
	(millions of dollars)		
Amount of net pre-tax loss arising during the period included in accumulated other comprehensive loss	$—	$(100)	$(129)
Amount of net pre-tax (gain) loss reclassified into income:			
Effective portion:			
Fuel and purchased energy	80	135	164
Ineffective portion: (a)			
Revenue	1	—	2
Total net pre-tax (gain) loss reclassified into income	81	135	166
Net pre-tax gain (loss) on commodity derivatives included in other comprehensive loss	$ 81	$ 35	$ 37

(a) Included in the above table is a loss of $1 million and $2 million for the years ended December 31, 2011 and 2009, respectively, which were reclassified from AOCL to income because the forecasted hedged transactions were deemed probable not to occur.

As of December 31, 2011 and 2010, Pepco Energy Services had the following types and quantities of outstanding energy commodity contracts employed as cash flow hedges of forecasted purchases and forecasted sales.

	Quantities	
Commodity	**December 31, 2011**	**December 31, 2010**
Forecasted Purchases Hedges		
Natural gas (One Million British Thermal Units (MMBtu))	—	8,597,106
Electricity (Megawatt hours (MWh))	614,560	2,677,640
Electric capacity (MW-Days)	—	34,730
Forecasted Sales Hedges		
Electricity (MWh)	614,560	2,517,200

Power Delivery

All premiums paid and other transaction costs incurred as part of DPL's natural gas hedging activity, in addition to all of DPL's gains and losses related to hedging activities, are deferred under FASB guidance on regulated operations until recovered from customers based on the fuel adjustment clause approved by the DPSC. The following table indicates the amount of the net unrealized derivative losses arising during the period included in Regulatory assets and the realized losses recognized in the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 associated with cash flow hedges:

	For the Year Ended December 31,		
	2011	2010	2009
	(millions of dollars)		
Net unrealized losses arising during the period included in Regulatory assets	$—	$ (9)	$(20)
Net realized losses recognized in Fuel and purchased energy expense	(5)	(13)	(41)

As of December 31, 2011 and 2010, DPL had the following outstanding commodity forward contracts that were entered into to hedge forecasted transactions:

	Quantities	
Commodity	December 31, 2011	December 31, 2010
Forecasted Purchases Hedges		
Natural gas (MMBtu)	—	1,840,000

Effective October 1, 2011, DPL elected to no longer apply cash flow hedge accounting to its natural gas derivatives. These derivatives will continue to be employed as part of DPL's natural gas hedging activities under the hedging program approved by the DPSC, and their dedesignation as cash flow hedges has not resulted in a change to the historical financial statement presentation because all of DPL's gains and losses on these derivatives are recoverable from customers through the fuel adjustment clause approved by the DPSC.

Cash Flow Hedges Included in Accumulated Other Comprehensive Loss

The tables below provide details regarding effective cash flow hedges included in PHI's consolidated balance sheet as of December 31, 2011 and 2010. Cash flow hedges are marked to market on the balance sheet with corresponding adjustments to AOCL for effective cash flow hedges. As of December 31, 2011, $42 million of the losses in AOCL were associated with derivatives that Pepco Energy Services previously designated as cash flow hedges. Although Pepco Energy Services no longer designates these derivatives as cash flow hedges, gains or losses previously deferred in AOCL prior to the decision to discontinue cash flow hedge accounting will remain in AOCL until the hedged forecasted transaction occurs unless it is deemed probable that the hedged forecasted transaction will not occur. The data in the following tables indicate the cumulative net loss after-tax related to effective cash flow hedges by contract type included in AOCL, the portion of AOCL expected to be reclassified to income during the next 12 months, and the maximum hedge or deferral term:

	As of December 31, 2011		
Contracts	Accumulated Other Comprehensive Loss After-tax	Portion Expected to be Reclassified to Income during the Next 12 Months	Maximum Term
	(millions of dollars)		
Energy commodity (a)	$29	$23	29 months
Interest rate	10	1	248 months
Total	$39	$24	

(a) The unrealized derivative losses recorded in AOCL relate to forecasted natural gas and electricity physical purchases which are used to supply retail natural gas and electricity contracts that are in gain positions and subject to accrual accounting. Under accrual accounting, no asset is recorded on the balance sheet and the purchase cost is not recognized until the period of distribution.

	As of December 31, 2010		
Contracts	**Accumulated Other Comprehensive Loss After-tax**	**Portion Expected to be Reclassified to Income during the Next 12 Months**	**Maximum Term**
	(millions of dollars)		
Energy commodity (a)	$78	$48	41 months
Interest rate	11	1	260 months
Total	$89	$49	

(a) The unrealized derivative losses recorded in AOCL relate to forecasted natural gas and electricity physical purchases which are used to supply retail natural gas and electricity contracts that are in gain positions and subject to accrual accounting. Under accrual accounting, no asset is recorded on the balance sheet and the purchase cost is not recognized until the period of distribution.

Other Derivative Activity

Pepco Energy Services

Pepco Energy Services holds certain derivatives that are not in hedge accounting relationships nor are they designated as normal purchases or normal sales. These derivatives are recorded at fair value on the balance sheet with changes in fair value recorded through income.

For the years ended December 31, 2011, 2010 and 2009, the amount of the derivative gain (loss) for Pepco Energy Services recognized in income as part of revenue is provided in the table below:

	For the Year Ended December 31,		
	2011	**2010**	**2009**
	(millions of dollars)		
Realized gains (losses)	$—	$ 2	$(2)
Unrealized mark-to-market losses	(30)	(3)	(2)
Total net losses	$ (30)	$(1)	$(4)

As of December 31, 2011 and 2010, Pepco Energy Services had the following net outstanding commodity forward contract quantities and net position on derivatives that did not qualify for hedge accounting:

	December 31, 2011		December 31, 2010	
Commodity	**Quantity**	**Net Position**	**Quantity**	**Net Position**
Financial transmission rights (MWh)	267,480	Long	381,215	Long
Electric capacity (MW-Days)	12,920	Long	2,265	Long
Electricity (MWh)	788,280	Long	1,455,800	Long
Natural gas (MMBtu)	24,550,257	Long	45,889,486	Long

Power Delivery

DPL holds certain derivatives that are not in hedge accounting relationships nor are they designated as normal purchases or normal sales. These derivatives are recorded at fair value on the consolidated balance sheets with the gain or loss for the change in fair value recorded in income. In accordance with FASB guidance on regulated operations, offsetting regulatory liabilities or regulatory assets are recorded on the Consolidated Balance Sheets and the recognition of the derivative gain or loss is deferred because of the DPSC-approved fuel adjustment clause. For the year ended December 31, 2011, 2010 and 2009, the net unrealized derivative losses arising during the period included in Regulatory assets and the net realized losses recognized in the consolidated statements of income are provided in the table below:

	For the Year Ended December 31,		
	2011	2010	2009
	(millions of dollars)		
Net unrealized losses arising during the period included in Regulatory assets	$(13)	$(20)	$(18)
Net realized losses recognized in Fuel and purchased energy expense	(22)	(26)	(11)

As of December 31, 2011 and 2010, DPL had the following net outstanding natural gas commodity forward contracts that did not qualify for hedge accounting:

	December 31, 2011		December 31, 2010	
Commodity	Quantity	Net Position	Quantity	Net Position
Natural gas (MMBtu)	6,161,200	Long	8,236,500	Long

Contingent Credit Risk Features

The primary contracts used by Pepco Energy Services and Power Delivery segments for derivative transactions are entered into under the International Swaps and Derivatives Association Master Agreement (ISDA) or similar agreements that closely mirror the principal credit provisions of the ISDA. The ISDAs include a Credit Support Annex (CSA) that governs the mutual posting and administration of collateral security. The failure of a party to comply with an obligation under the CSA, including an obligation to transfer collateral security when due or the failure to maintain any required credit support, constitutes an event of default under the ISDA for which the other party may declare an early termination and liquidation of all transactions entered into under the ISDA, including foreclosure against any collateral security. In addition, some of the ISDAs have cross default provisions under which a default by a party under another commodity or derivative contract, or the breach by a party of another borrowing obligation in excess of a specified threshold, is a breach under the ISDA.

Under the ISDA or similar agreements, the parties establish a dollar threshold of unsecured credit for each party in excess of which the party would be required to post collateral to secure its obligations to the other party. The amount of the unsecured credit threshold varies according to the senior, unsecured debt rating of the respective parties or that of a guarantor of the party's obligations. The fair values of all transactions between the parties are netted under the master netting provisions. Transactions may include derivatives accounted for on-balance sheet as well as those designated as normal purchases and normal sales that are accounted for off-balance sheet. If the aggregate fair value of the transactions in a net loss position exceeds the unsecured credit threshold, then collateral is required to be posted in an amount equal to the amount by which the unsecured credit threshold is exceeded. The obligations of Pepco Energy Services are usually guaranteed by PHI. The obligations of DPL are stand-alone obligations without the guaranty of PHI. If PHI's or DPL's credit rating were to fall below "investment grade," the unsecured credit threshold would typically be set at zero and collateral would be required for the entire net loss position. Exchange-traded contracts are required to be fully collateralized without regard to the credit rating of the holder.

The gross fair value of PHI's derivative liabilities, excluding the impact of offsetting transactions or collateral under master netting agreements, with credit risk-related contingent features on December 31, 2011 and 2010, was $54 million and $156 million, respectively, before giving effect to the impact of a credit rating downgrade that would increase these amounts or offsetting transactions that are encompassed within master netting agreements that would alter these amounts. As of December 31, 2011, PHI had posted cash collateral of $1 million against the gross derivative liability resulting in a net liability of $53 million. As of December 31, 2010, PHI had not posted any cash collateral against the gross derivative liability. PHI's net settlement amount in the event of a downgrade of PHI's and DPL's senior unsecured debt rating to below investment grade as of December 31, 2011 and 2010, would have been approximately $124 million and $182 million, respectively, after taking into consideration the master netting agreements. At December 31, 2011 and 2010, normal purchase and normal sale contracts in a loss position increased PHI's obligation.

PHI's primary sources for posting cash collateral or letters of credit are its credit facilities. At December 31, 2011 and 2010, the aggregate amount of cash plus borrowing capacity under the primary credit facilities available to meet the future liquidity needs of PHI and its subsidiaries totaled $1 billion and $1.2 billion, respectively, of which $283 million and $728 million, respectively, was available to Pepco Energy Services.

(16) FAIR VALUE DISCLOSURES

Financial Instruments Measured at Fair Value on a Recurring Basis

PHI applies FASB guidance on fair value measurement and disclosures (ASC 820) that established a framework for measuring fair value and expanded disclosures about fair value measurements. As defined in the guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). PHI utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. Accordingly, PHI utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). PHI classifies its fair value balances in the fair value hierarchy based on the observability of the inputs used in the fair value calculation as follows:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis, such as the New York Mercantile Exchange (NYMEX).

Level 2—Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using broker quotes in liquid markets and other observable data. Level 2 also includes those financial instruments that are valued using methodologies that have been corroborated by observable market data through correlation or by other means. Significant assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

PHI's level 2 derivative instruments primarily consist of electricity derivatives at December 31, 2011. Level 2 power swap values are provided by a pricing service that uses liquid trading hub prices or liquid hub prices plus a congestion adder to estimate the fair value at zonal locations within trading hubs.

Executive deferred compensation plan assets consist of life insurance policies that are categorized as level 2 assets because they are priced based on the assets underlying the policies, which consist of short-term cash equivalents and fixed income securities that are priced using observable market data and can be liquidated for the value of the underlying assets as of December 31, 2011. The level 2 liability associated with the life insurance policies represents a deferred compensation obligation, the value of which is tracked via underlying insurance sub-accounts. The sub-accounts are designed to mirror existing mutual funds and money market funds that are observable and actively traded.

Level 3—Pricing inputs include significant inputs that are generally less observable than those from objective sources. Level 3 includes those financial instruments that are valued using models or other valuation methodologies.

Derivative instruments categorized as level 3 include natural gas options purchased by DPL as part of a natural gas hedging program approved by the DPSC and natural gas physical basis contracts held by Pepco Energy Services. The valuation of the options is based, in part, on internal volatility assumptions extracted from historical NYMEX prices over a certain period of time. The physical basis contracts are valued using liquid hub prices plus a congestion adder that is internally derived from historical data and experience.

Executive deferred compensation plan assets and liabilities that are classified as level 3 include certain life insurance policies that are valued using the cash surrender value of the policies, net of loans against those policies, which does not represent a quoted price in an active market.

The following tables set forth, by level within the fair value hierarchy, PHI's financial assets and liabilities (excluding Conectiv Energy assets and liabilities held for sale) that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010. As required by the guidance, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. PHI's assessment of the significance of a particular input to the fair value measurement requires the exercise of judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair Value Measurements at December 31, 2011			
Description	**Total**	**Quoted Prices in Active Markets for Identical Instruments (Level 1) (a)**	**Significant Other Observable Inputs (Level 2) (a)**	**Significant Unobservable Inputs (Level 3)**
		(millions of dollars)		
ASSETS				
Derivative instruments (b)				
Electricity (c)	$—	$—	$—	$—
Cash equivalents				
Treasury Fund	114	114	—	—
Executive deferred compensation plan assets				
Money Market Funds	18	18	—	—
Life Insurance Contracts	60	—	43	17
	$192	$132	$ 43	$ 17
LIABILITIES				
Derivative instruments (b)				
Electricity (c)	$ 32	$—	$ 32	$—
Natural Gas (d)	67	50	—	17
Capacity	1	—	1	—
Executive deferred compensation plan liabilities				
Life Insurance Contracts	28	—	28	—
	$128	$ 50	$ 61	$ 17

(a) There were no significant transfers of instruments between level 1 and level 2 valuation categories.

(b) The fair value of derivative assets and liabilities reflect netting by counterparty before the impact of collateral.

(c) Represents wholesale electricity futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business.

(d) Level 1 instruments represent wholesale gas futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business and level 3 instruments represent natural gas options purchased by DPL as part of a natural gas hedging program approved by the DPSC.

	Fair Value Measurements at December 31, 2010			
Description	**Total**	**Quoted Prices in Active Markets for Identical Instruments (Level 1) (a)**	**Significant Other Observable Inputs (Level 2) (a)**	**Significant Unobservable Inputs (Level 3)**
		(millions of dollars)		
ASSETS				
Derivative instruments (b)				
Electricity (c)	$ 22	$—	$ 22	$—
Cash equivalents				
Treasury Fund	17	17	—	—
Executive deferred compensation plan assets				
Money Market Funds	9	9	—	—
Life Insurance Contracts	66	—	47	19
	$114	$ 26	$ 69	$ 19
LIABILITIES				
Derivative instruments (b)				
Electricity (c)	$ 88	$—	$ 88	$—
Natural Gas (d)	98	75	—	23
Executive deferred compensation plan liabilities				
Life Insurance Contracts	30	—	30	—
	$216	$ 75	$118	$ 23

(a) There were no significant transfers of instruments between level 1 and level 2 categories.

(b) The fair value of derivative assets and liabilities reflect netting by counterparty before the impact of collateral.

(c) Represents wholesale electricity futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business.

(d) Level 1 instruments represent wholesale gas futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business and level 3 instruments represent natural gas options purchased by DPL as part of a natural gas hedging program approved by the DPSC.

Reconciliations of the beginning and ending balances of PHI's fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010 are shown below:

	Year Ended December 31, 2011	
	Natural Gas	Life Insurance Contracts
	(millions of dollars)	
Beginning balance as of January 1, 2011	$ (23)	$ 19
Total gains (losses) (realized and unrealized):		
Included in income	(4)	6
Included in accumulated other comprehensive loss	—	—
Included in regulatory liabilities	(10)	—
Purchases	—	—
Issuances	—	(3)
Settlements	19	(5)
Transfers in (out) of Level 3	1	—
Ending balance as of December 31, 2011	$ (17)	$ 17

	Year Ended December 31, 2010	
	Natural Gas	Life Insurance Contracts
	(millions of dollars)	
Beginning balance as of January 1, 2010	$ (29)	$ 19
Total gains (losses) (realized and unrealized):		
Included in income	—	3
Included in accumulated other comprehensive loss	—	—
Included in regulatory liabilities	(20)	—
Purchases	—	—
Issuances	—	(3)
Settlements	26	—
Transfers in (out) of Level 3	—	—
Ending balance as of December 31, 2010	$ (23)	$ 19

The breakdown of realized and unrealized gains or (losses) on level 3 instruments included in income as a component of Other income or Other operation and maintenance expense for the periods below were as follows:

	Year Ended December 31,	
	2011	2010
	(millions of dollars)	
Total net gains included in income for the period	$2	$3
Change in unrealized gains relating to assets still held at reporting date	$2	$3

Other Financial Instruments

The estimated fair values of PHI's issued debt and equity instruments at December 31, 2011 and 2010 are shown below:

	December 31, 2011		December 31, 2010	
	(millions of dollars)			
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-Term Debt	$3,867	$4,577	$3,665	$4,045
Transition Bonds issued by ACE Funding	332	380	367	406
Long-Term Project Funding	15	15	19	19
Redeemable Serial Preferred Stock	—	—	6	5

The fair value of Long-Term Debt was based on actual trade prices (where available), bid prices obtained from brokers and validated by PHI, or a discounted cash flow model. Prices obtained from brokers include observable market data on the target security or historical correlation and direct observation methodologies of similar debt securities.

The fair value of Transition Bonds issued by ACE Funding, including amounts due within one year, were derived based on actual trade prices as of December 31, 2011. Bid prices obtained from brokers and validated by PHI were used at December 31, 2010, because actual trade prices were not available.

The fair value of the Redeemable Serial Preferred Stock, was derived based on quoted market prices.

The carrying amounts of all other financial instruments in the accompanying financial statements approximate fair value.

(17) COMMITMENTS AND CONTINGENCIES

General Litigation

In 1993, Pepco was served with Amended Complaints filed in the state Circuit Courts of Prince George's County, Baltimore City and Baltimore County, Maryland in separate ongoing, consolidated proceedings known as "In re: Personal Injury Asbestos Case." Pepco and other corporate entities were brought into these cases on a theory of premises liability. Under this theory, the plaintiffs argued that Pepco was negligent in not providing a safe work environment for employees or its contractors, who allegedly were exposed to asbestos while working on Pepco's property. Initially, a total of approximately 448 individual plaintiffs added Pepco to their complaints. While the pleadings are not entirely clear, it appears that each plaintiff sought $2 million in compensatory damages and $4 million in punitive damages from each defendant.

As of December 31, 2011, there are approximately 180 cases still pending against Pepco in the Maryland State Courts, of which approximately 90 cases were filed after December 19, 2000, and were tendered to Mirant Corporation (Mirant) for defense and indemnification in connection with the sale by Pepco of its generation assets to Mirant in 2000. While the aggregate amount of monetary damages sought in the remaining suits (excluding those tendered to Mirant) is approximately $360 million, PHI and Pepco believe the amounts claimed by the remaining plaintiffs are greatly exaggerated. The amount of total liability, if any, and any related insurance recovery cannot be determined at this time. If an unfavorable decision were rendered against Pepco, it could have a material adverse effect on Pepco's and PHI's financial condition, results of operations and cash flows.

In September 2011, an asbestos complaint was filed in the New Jersey Superior Court, Law Division, against ACE (among other defendants) asserting claims under New Jersey's Wrongful Death and Survival statutes. The complaint, filed by the estate of a decedent who was the wife of a former employee of ACE, alleges that the decedent's mesothelioma was caused by exposure to asbestos brought home by her husband on his work clothes. Unlike the other jurisdictions to which PHI subsidiaries are subject, New Jersey courts have recognized a cause of action against a premise owner in a so-called "take home" case if it can be shown that the harm was foreseeable. In this case, the complaint seeks recovery of an unspecified amount of damages for the decedent's past medical expenses, loss of earnings, and pain and suffering between the time of injury and death, and asserts a punitive damage claim. At this time, ACE cannot estimate an amount or range of reasonably possible loss to which it may be exposed that may be associated with the claims raised in this complaint. Such an estimate of reasonably possible loss must await further internal investigation and discovery procedures.

Environmental Matters

PHI, through its subsidiaries, is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. Although penalties assessed for violations of environmental laws and regulations are not recoverable from customers of the operating utilities, environmental clean-up costs incurred by Pepco, DPL and ACE generally are included by each company in its respective cost of service for ratemaking purposes. The total accrued liabilities for the environmental contingencies of PHI and its subsidiaries described below at December 31, 2011 are summarized as follows:

	Transmission and Distribution	Legacy Generation		Other	Total
		Regulated	Non-Regulated		
		(millions of dollars)			
Beginning balance as of January 1	$13	$ 9	$ 10	$ 2	$34
Accruals	3	—	—	—	3
Payments	(1)	(1)	—	—	(2)
Ending balance as of December 31	15	8	10	2	35
Less amounts in Other Current Liabilities	2	2	—	2	6
Amounts in Other Deferred Credits	$13	$ 6	$ 10	$—	$29

Conectiv Energy Wholesale Power Generation Sites

On July 1, 2010, PHI sold the Conectiv Energy wholesale power generation business to Calpine. Under New Jersey's Industrial Site Recovery Act (ISRA), the transfer of ownership triggered an obligation on the part of Conectiv Energy to remediate any environmental contamination at each of the nine Conectiv Energy generating facility sites located in New Jersey. Under the terms of the sale, Calpine has assumed responsibility for performing the ISRA-required remediation and for the payment of all related ISRA compliance costs up to $10 million. PHI is obligated to indemnify Calpine for any ISRA compliance remediation costs in excess of $10 million. According to preliminary estimates, the costs of ISRA-required remediation activities at the nine generating facility sites located in New Jersey are in the range of approximately $7 million to $18 million. The amount accrued by PHI for the ISRA-required remediation activities at the nine generating facility sites is included in the table above under the column entitled Legacy Generation—Non-Regulated.

On September 14, 2011, PHI received a request for data from the U.S. Environmental Protection Agency (EPA) regarding operations at the Deepwater generating facility in New Jersey (which was included in the sale to Calpine) between January 1, 2001 and July 1, 2010, to demonstrate compliance with the Clean Air Act's new source review permitting program. The data request covers the period from February 2004 to July 1, 2010. Under the terms of the Calpine sale, PHI is obligated to indemnify Calpine for any failure of PHI, on or prior to the closing date of the sale, to comply with environmental laws attributable to the construction of new, or modification of existing, sources of air emissions. At this time, PHI does not expect this inquiry to have a material effect on its financial position or results of operations.

The sale of the Conectiv Energy wholesale power generation business to Calpine did not include a coal ash landfill site located at the Edge Moor generating facility, which PHI intends to close. The preliminary estimate of the costs to PHI to close the coal ash landfill ranges from approximately $2 million to $3 million, plus annual post-closure operations, maintenance and monitoring costs, estimated to range between $120,000 and $193,000 per year for 30 years. The amounts accrued by PHI for this matter are included in the table above under the column entitled Legacy Generation—Non-Regulated.

Franklin Slag Pile Site

In November 2008, ACE received a general notice letter from EPA concerning the Franklin Slag Pile site in Philadelphia, Pennsylvania, asserting that ACE is a potentially responsible party (PRP) that may have liability for clean-up costs with respect to the site and for the costs of implementing an EPA-mandated remedy. EPA's claims are based on ACE's sale of boiler slag from the B.L. England generating facility, then owned by ACE, to MDC Industries, Inc. (MDC) during the period June 1978 to May 1983. EPA claims that the boiler slag ACE sold to MDC contained copper and lead, which are hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and that the sales transactions may have constituted an arrangement for the disposal or treatment of hazardous substances at the site, which could be a basis for liability under CERCLA. The EPA letter also states that, as of the date of the letter, EPA's expenditures for response measures at the site have exceeded $6 million. EPA estimates the additional cost for future response measures will be approximately $6 million. ACE believes that EPA sent similar general notice letters to three other companies and various individuals.

ACE believes that the B.L. England boiler slag sold to MDC was a valuable material with various industrial applications and, therefore, the sale was not an arrangement for the disposal or treatment of any hazardous substances as would be necessary to constitute a basis for liability under CERCLA. ACE intends to contest any claims to the contrary made by EPA. In a May 2009 decision arising under CERCLA, which did not involve ACE, the U.S. Supreme Court rejected an EPA argument that the sale of a useful product constituted an arrangement for disposal or treatment of hazardous substances. While this decision supports ACE's position, at this time ACE cannot predict how EPA will proceed with respect to the Franklin Slag Pile site, or what portion, if any, of the Franklin Slag Pile site response costs EPA would seek to recover from ACE. Costs to resolve this matter are not expected to be material and are expensed as incurred.

Peck Iron and Metal Site

EPA informed Pepco in a May 2009 letter that Pepco may be a PRP under CERCLA with respect to the cleanup of the Peck Iron and Metal site in Portsmouth, Virginia, and for costs EPA has incurred in cleaning up the site. The EPA letter states that Peck Iron and Metal purchased, processed, stored and shipped metal scrap from military bases, governmental agencies and businesses and that Peck's metal scrap operations resulted in the improper storage and disposal of hazardous substances. EPA bases its allegation that Pepco arranged for disposal or treatment of hazardous substances sent to the site on information provided by former Peck Iron and Metal personnel, who informed EPA that Pepco was a customer at the site. Pepco has advised EPA by letter that its records show no evidence of any sale of scrap metal by Pepco to the site. Even if EPA has such records and such sales did occur, Pepco believes that any such scrap metal sales may be entitled to the recyclable material exemption from CERCLA liability. In a Federal Register notice published on November 4, 2009, EPA placed the Peck Iron and Metal site on the National Priorities List (NPL). The NPL, among other things, serves as a guide to EPA in determining which sites warrant further investigation to assess the nature and extent of the human health and environmental risks associated with a site. In September 2011, EPA initiated a remedial investigation/ feasibility study (RI/FS) using federal funds. Pepco cannot at this time estimate an amount or range of reasonably possible loss associated with the RI/FS, any remediation activities to be performed at the site or any other costs that EPA might seek to impose on Pepco.

Ward Transformer Site

In April 2009, a group of PRPs with respect to the Ward Transformer site in Raleigh, North Carolina, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging cost recovery and/or contribution claims against a number of entities, including ACE, DPL and Pepco with respect to past and future response costs incurred by the PRP group in performing a removal action at the site. In a March 2010 order, the court denied the defendants' motion to dismiss. The next step in the litigation will be the filing of summary judgment motions regarding liability for certain "test case" defendants other than ACE, DPL and Pepco. The case has been stayed as to the remaining defendants pending rulings upon the test cases. Although PHI cannot at this time estimate an amount or range of reasonably possible losses to which it may be exposed, PHI does not believe that any of its three utility subsidiaries had extensive business transactions, if any, with the Ward Transformer site and therefore, costs incurred to resolve this matter are not expected to be material.

Benning Road Site

In September 2010, PHI received a letter from EPA stating that EPA and the District of Columbia Department of the Environment (DDOE) have identified the Benning Road location, consisting of a transmission and distribution facility operated by Pepco and a generation facility operated by Pepco Energy Services, as one of six land-based sites potentially contributing to contamination of the lower Anacostia River. The letter stated that the principal contaminants of concern are polychlorinated biphenyls and polycyclic aromatic hydrocarbons, that EPA is monitoring the efforts of DDOE and that EPA intends to use federal authority to address the Benning Road site if an agreement for a comprehensive study to evaluate (and, if necessary, to clean up) the facility is not reached. In January 2011, Pepco and Pepco Energy Services entered into a proposed consent decree with DDOE that requires Pepco and Pepco Energy Services to conduct a RI/FS for the Benning Road site and an approximately 10-15 acre portion of the adjacent Anacostia River. The RI/FS will form the basis for DDOE's selection of a remedial action for the Benning Road site and for the Anacostia River sediment associated with the site. In February 2011, the District of Columbia filed a complaint against Pepco and Pepco Energy Services in the United States District Court for the District of Columbia for the purpose of obtaining judicial approval of the consent decree. The complaint asserted claims under CERCLA, the Resource Conservation and Recovery Act, and District of Columbia law seeking to compel Pepco and Pepco Energy Services to take actions to investigate and clean up contamination allegedly originating from the Benning Road site, and to reimburse the District of Columbia for its response costs. On December 1, 2011, the District Court issued an order granting the motion to enter a revised consent decree. The District Court's order entering the consent decree requires DDOE to solicit and consider public comment on the key RI/FS documents prior to final approval, requires DDOE to make final versions of all approved RI/FS documents available to the public, and requires the parties to submit a written status report to the District Court on May 24, 2013 regarding the implementation of the requirements of the consent decree and any related plans for remediation. In addition, if the RI/FS has not been completed by May 24, 2013, the status report must provide an explanation and a showing of good cause for why the work has not been completed.

Pepco and Pepco Energy Services commenced work on the RI/FS upon entry of the consent decree. On December 21, 2011, they submitted a draft RI/FS Scope of Work and a draft Community Involvement Plan to DDOE for review. DDOE has solicited public comment on these documents, which were due by February 13, 2012, with respect to the draft Scope of Work, and are due by March 7, 2012 with respect to the draft Community Involvement Plan. Depending on the nature and extent of public comments received, Pepco and Pepco Energy Services anticipate that these documents will be approved and a draft RI/FS work plan will be submitted by the end of the first quarter of 2012. The field work will commence after final work plan approval by DDOE.

The amount of remediation costs accrued for this matter is included in the table above under the column entitled Transmission and Distribution.

Price's Pit Site

ACE owns a transmission and distribution right-of-way that traverses the Price's Pit superfund site in Egg Harbor Township, New Jersey. EPA placed Price's Pit on the NPL in 1983 and the New Jersey Department of

Environmental Protection (NJDEP) undertook an environmental investigation to identify and implement remedial action at the site. NJDEP's investigation revealed that landfill waste had been disposed on ACE's right-of-way and NJDEP determined that ACE was a responsible party as the owner of a facility on which a hazardous substance has been deposited. ACE, EPA and NJDEP entered into a settlement agreement effective on August 11, 2011 to resolve ACE's alleged liability. Under the settlement agreement, ACE made a payment of approximately $1 million (the amount accrued by ACE in 2010) to the EPA Hazardous Substance Superfund, and donated a four-acre parcel of land adjacent to the site to NJDEP.

Indian River Oil Release

In 2001, DPL entered into a consent agreement with the Delaware Department of Natural Resources and Environmental Control for remediation, site restoration, natural resource damage compensatory projects and other costs associated with environmental contamination resulting from an oil release at the Indian River generating facility, which was sold in June 2001. The amount of remediation costs accrued for this matter is included in the table above under the column entitled Legacy Generation—Regulated.

Potomac River Mineral Oil Release

In January 2011, a coupling failure on a transformer cooler pipe resulted in a release of non-toxic mineral oil at Pepco's Potomac River substation in Alexandria, Virginia. An overflow of an underground secondary containment reservoir resulted in approximately 4,500 gallons of mineral oil flowing into the Potomac River.

The release falls within the regulatory jurisdiction of multiple federal and state agencies. Beginning in March 2011, DDOE issued a series of compliance directives that require Pepco to prepare an incident report, provide certain records, and prepare and implement plans for sampling surface water and river sediments and assessing ecological risks and natural resources damages. Pepco has submitted an incident report and is providing the requested records. In December 2011, Pepco completed field sampling and anticipates submitting a report to DDOE during the second quarter of 2012.

On March 16, 2011, the Virginia Department of Environmental Quality (VADEQ) requested documentation regarding the release and the preparation of an emergency response report, which Pepco submitted to the agency on April 20, 2011. On March 25, 2011, Pepco received a notice of violation from VADEQ and in December 2011, VADEQ executed a consent agreement that had been executed by Pepco in August, pursuant to which Pepco paid a civil penalty of approximately $40,000.

During March 2011, EPA conducted an inspection of the Potomac River substation to review compliance with federal regulations regarding Spill Prevention, Control, and Countermeasure (SPCC) plans for facilities using oil-containing equipment in proximity to surface waters. As a result, EPA identified several potential violations of the SPCC regulations relating to SPCC plan content, recordkeeping, and secondary containment, which EPA advised may lead to an EPA demand for noncompliance penalties. As a result of the oil release, Pepco submitted a revised SPCC plan to EPA in August 2011 and implemented certain interim operational changes to the secondary containment systems at the facility which involve pumping accumulated storm water to an aboveground holding tank for off-site disposal. In December 2011, Pepco completed the installation of a treatment system designed to allow automatic discharge of accumulated storm water from the secondary containment system. Pepco is currently seeking DDOE's approval to commence operation of the new system and, after receiving such approval, will submit a further revised SPCC plan to EPA. In the meantime, Pepco will continue to use the above ground holding tank to manage storm water from the secondary containment system.

The U.S. Coast Guard assessed a $5,000 penalty against Pepco for the release of oil into the waters of the United States, which Pepco has paid.

In addition to the cost to remediate impacts to the river and shoreline, Pepco also may be liable for non-compliance penalties and/or natural resource damages in addition to those it has already paid. It is not possible to accurately estimate an amount or range of reasonably possible loss to which it may be exposed associated with this liability at this time; however, based on current information, PHI and Pepco do not believe this matter will have a material adverse effect on their respective financial conditions, results of operations or cash flows.

The amounts accrued for these matters are included in the table above under the column entitled Transmission and Distribution.

Fauquier County Landfill Site

On October 7, 2011, Pepco Energy Services received a notice of violation dated October 5, 2011, from the VADEQ, which advised Pepco Energy Services of information on which VADEQ may rely to institute an administrative or judicial enforcement action in connection with alleged violation of Virginia air pollution control law and regulations at the facility of Pepco Energy Services' subsidiary Fauquier County Landfill Gas, L.L.C. in Warrenton, Virginia. The notice of violation is based on an on-site VADEQ inspection during which VADEQ observed certain alleged deficiencies relating to the facility's permit to construct and operate. On February 6, 2012, VADEQ sent Pepco Energy Services a proposed consent order pursuant to which Pepco Energy Services would agree to perform certain remedial actions and agree to pay a civil charge of approximately $10,000. Pepco Energy Services is presently reviewing the proposed consent order.

PHI's Cross-Border Energy Lease Investments

Between 1994 and 2002, PCI entered into eight cross-border energy lease investments involving public utility assets (primarily consisting of hydroelectric generation and coal-fired electric generation facilities and natural gas distribution networks) located outside of the United States. Each of these investments is comprised of multiple leases and each investment is structured as a sale and leaseback transaction commonly referred to by the IRS as a sale-in, lease-out, or SILO transaction.

As more fully discussed in Note (8), "Leasing Activities," PHI entered into early termination agreements with two lessees, at their request, with respect to all of the leases comprising one cross-border energy lease investment and a small portion of the leases comprising another cross-border energy lease investment in the second quarter of 2011. PHI received net cash proceeds of $161 million (net of a termination payment of $423 million used to retire the non-recourse debt associated with the terminated leases) and recorded a pre-tax gain of $39 million, representing the excess of the net cash proceeds over the carrying value of the lease investments. In the future, PHI anticipates that it will receive annual tax benefits from these lease investments of approximately $51 million. As of December 31, 2011, the book value of PHI's investment in its cross-border energy lease investments was approximately $1.3 billion. After taking into consideration the $74 million paid with the 2001-2002 audit (as discussed below), the net federal and state tax benefits received for the remaining leases from January 1, 2001, the earliest year that remains open to audit, to December 31, 2011, has been approximately $510 million.

Since 2005, PHI's cross-border energy lease investments have been under examination by the IRS as part of the PHI federal income tax audits. In connection with the audit of PHI's 2001-2002 and 2003-2005 income tax returns, respectively, the IRS disallowed the depreciation and interest deductions in excess of rental income claimed by PHI with respect to each of its cross-border energy lease investments. In addition, the IRS has sought to recharacterize each of the leases as a loan transaction as to which PHI would be subject to original issue discount income. PHI disagrees with the IRS' proposed adjustments and in August 2006 and May 2009 filed protests of these findings with the Office of Appeals of the IRS. Effective November 2010, PHI entered into a settlement agreement with the IRS for the 2001 and 2002 tax years and subsequently filed refund claims in July 2011 for the disallowed tax deductions relating to the leases for these years. In January 2011, as part of this settlement, PHI paid $74 million of additional tax for 2001 and 2002, penalties of $1 million, and $28 million in interest associated with the disallowed deductions. Since the July 2011 claim for refund was not approved by the

IRS within the statutory six-month period, in January 2012 PHI filed complaints in the U.S. Court of Federal Claims seeking recovery of the tax payment, interest and penalties. Absent a settlement, any litigation against the IRS may take several years to resolve. The 2003-2005 income tax return review continues to be in process with the IRS Office of Appeals and at present, will not be a part of any U.S. Court of Federal Claims litigation discussed above.

In the event that the IRS were to be successful in disallowing 100% of the tax benefits associated with these leases and recharacterizing these leases as loans, PHI estimates that, as of December 31, 2011, it would be obligated to pay approximately $643 million in additional federal and state taxes and $121 million of interest on the remaining leases. The $643 million in additional federal and state taxes is net of the $74 million tax payment made in January 2011. In addition, the IRS could require PHI to pay a penalty of up to 20% on the amount of additional taxes due.

PHI anticipates that any additional taxes that it would be required to pay as a result of the disallowance of prior deductions or a re-characterization of the leases as loans would be recoverable in the form of lower taxes over the remaining terms of the affected leases. Moreover, the entire amount of any additional federal and state tax would not be due immediately, but rather, the federal and state taxes would be payable when the open audit years are closed and PHI amends subsequent tax returns not then under audit. To mitigate the taxes due in the event of a total disallowance of tax benefits, PHI could elect to liquidate all or a portion of its seven remaining cross-border energy lease investments, which PHI estimates could be accomplished over a period of six months to one year. Based on current market values, PHI estimates that liquidation of the remaining portfolio would generate sufficient cash proceeds to cover the estimated $764 million in federal and state taxes and interest due as of December 31, 2011, in the event of a total disallowance of tax benefits and a recharacterization of the leases as loans. If payments of additional taxes and interest preceded the receipt of liquidation proceeds, the payments would be funded by currently available sources of liquidity.

To the extent that PHI does not prevail in this matter and suffers a disallowance of the tax benefits and incurs imputed original issue discount income, PHI would be required under FASB guidance on leases (ASC 840) to recalculate the timing of the tax benefits generated by the cross-border energy lease investments and adjust the equity value of the investments, which would result in a non-cash charge to earnings.

District of Columbia Tax Legislation

On June 14, 2011, the Council of the District of Columbia approved the Budget Support Act. The Budget Support Act includes a provision requiring that corporate taxpayers in the District of Columbia calculate taxable income allocable or apportioned to the District of Columbia by reference to the income and apportionment factors applicable to commonly controlled entities organized within the United States that are engaged in a unitary business. This new reporting method was enacted on September 14, 2011 and is effective for tax years beginning on or after December 31, 2010. In the aggregate, this new tax reporting method negatively affected pre-tax earnings by $7 million ($5 million after-tax), which is reflected in PHI's consolidated results of operations, as further discussed in Note (8), "Leasing Activities," and Note (12), "Income Taxes." The District of Columbia Office of Tax and Revenue issued proposed regulations on January 20, 2012, to implement this reporting method. PHI will continue to analyze these regulations and will record the impact, if any, of such regulations on PHI's results of operations in the period in which the proposed regulations are adopted as final regulations.

Third Party Guarantees, Indemnifications, and Off-Balance Sheet Arrangements

PHI and certain of its subsidiaries have various financial and performance guarantees and indemnification obligations that they have entered into in the normal course of business to facilitate commercial transactions with third parties as discussed below.

As of December 31, 2011, PHI and its subsidiaries were parties to a variety of agreements pursuant to which they were guarantors for standby letters of credit, energy procurement obligations, and other commitments and obligations. The commitments and obligations, in millions of dollars, were as follows:

	Guarantor				
	PHI	Pepco	DPL	ACE	Total
Energy procurement obligations of Pepco Energy Services (a)	$175	$—	$—	$—	$175
Guarantees associated with disposal of Conectiv Energy assets (b)	23	—	—	—	23
Guaranteed lease residual values (c)	1	3	5	3	12
Total	$199	$ 3	$ 5	$ 3	$210

(a) PHI has contractual commitments for performance and related payments of Pepco Energy Services to counterparties under routine energy sales and procurement obligations.

(b) Represents guarantees by PHI in connection with transfers of Conectiv Energy's tolling agreements and derivatives portfolio. The tolling agreement guarantees cover the payment by the entity to which the tolling agreement was assigned. The guaranteed amounts on the transferred tolling agreements totaled $10 million at December 31, 2011, which decline until the termination of the guarantees. The derivative portfolio guarantee is currently $13 million and covers Conectiv Energy's performance prior to the assignment. This guarantee will remain in effect until the end of 2015.

(c) Subsidiaries of PHI have guaranteed residual values that could be in excess of fair value of certain equipment and fleet vehicles held through lease agreements. As of December 31, 2011, obligations under the guarantees were approximately $12 million. Assets leased under agreements subject to residual value guarantees are typically for periods ranging from 2 years to 10 years. Historically, payments under the guarantees have not been made by the guarantor as, under normal conditions, the contract runs to full term at which time the residual value is immaterial. As such, PHI believes the likelihood of payments being required under the guarantees is remote.

PHI and certain of its subsidiaries have entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These indemnification agreements typically cover environmental, tax, litigation and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. Typically, claims may be made by third parties under these indemnification agreements over various periods of time depending on the nature of the claim. The maximum potential exposure under these indemnification agreements can range from a specified dollar amount to an unlimited amount depending on the nature of the claim and the particular transaction. The total maximum potential amount of future payments under these indemnification agreements is not estimable due to several factors, including uncertainty as to whether or when claims may be made under these indemnities.

Energy Savings Performance Contracts

Pepco Energy Services has a diverse portfolio of energy savings performance contracts that are associated with the installation of energy savings equipment for federal, state and local government customers. As part of those contracts, Pepco Energy Services typically guarantees that the equipment or systems installed by Pepco Energy Services will generate a specified amount of energy savings on an annual basis over a multi-year period. As of December 31, 2011, Pepco Energy Services' energy savings guarantees on both completed projects and projects under construction totaled $435 million over the life of the performance contracts with the longest remaining term being 15 years. On an annual basis, Pepco Energy Services undertakes a measurement and verification process to determine the amount of energy savings for the year and whether there is any shortfall in the annual energy savings compared to the guaranteed amount. Pepco Energy Services recognizes a liability for the value of the estimated energy savings shortfall when it is probable that the guaranteed energy savings will not be achieved and the amount is reasonably estimable. As of December 31, 2011, Pepco Energy Services did not have an accrued liability for energy savings performance contracts. There was no significant change in the type of contracts issued for the year ended December 31, 2011. Based on its historical experience, Pepco Energy Services believes the probability of incurring a material loss under its energy savings performance contracts is remote.

Dividends

On January 26, 2012, Pepco Holdings' Board of Directors declared a dividend on common stock of 27 cents per share payable March 30, 2012, to shareholders of record on March 12, 2012.

Contractual Obligations

As of December 31, 2011, Pepco Holdings' contractual obligations under non-derivative fuel and purchase power contracts were $553 million in 2012, $716 million in 2013 to 2014, $708 million in 2015 to 2016, and $2,125 million in 2017 and thereafter.

(18) ACCUMULATED OTHER COMPREHENSIVE LOSS

A detail of the components of Pepco Holdings' AOCL relating to continuing operations is as follows. For additional information, see the consolidated statements of comprehensive income.

	Commodity Derivatives	Treasury Lock	Other	Accumulated Other Comprehensive Loss
		(millions of dollars)		
Balance, December 31, 2008	$(120)	$(25)	$ (10)	$(155)
Current year change	21	3	(7)	17
Balance, December 31, 2009	(99)	(22)	(17)	(138)
Current year change	21	11	—	32
Balance, December 31, 2010	(78)	(11)	(17)	(106)
Current year change	49	1	(7)	43
Balance, December 31, 2011	$ (29)	$(10)	$ (24)	$ (63)

A detail of the income tax expense (benefit) allocated to the components of Pepco Holdings' AOCL relating to continuing operations for each year is as follows.

For the Year Ended:	Commodity Derivatives	Treasury Lock	Other	Accumulated Other Comprehensive Loss
		(millions of dollars)		
December 31, 2009	$15	$ 2	$ (5)	$12
December 31, 2010	$14	$ 7	$—	$21
December 31, 2011	$32	$—	$ (4)	$28

(19) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates, and the scheduled downtime and maintenance of electric generating units. The totals of the four quarterly basic and diluted earnings per common share amounts may not equal the basic and diluted earnings per common share for the year due to changes in the number of common shares outstanding during the year.

	2011				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
	(millions, except per share amounts)				
Total Operating Revenue	$1,634	$1,409	$1,643	$1,234	$5,920
Total Operating Expenses	1,485	1,207(a)	1,448	1,143	5,283
Operating Income	149	202	195	91	637
Other Expenses	(53)	(53)	(60)	(62)	(228)
Income From Continuing Operations Before Income Tax Expense	96	149	135	29	409
Income Tax Expense Related to Continuing Operations (b)	34	54	55	6	149
Net Income From Continuing Operations	62	95(a)	80	23	260
Income (Loss) From Discontinued Operations, net of taxes	2	(1)	—	(4)	(3)
Net Income	$ 64	$ 94	$ 80	$ 19	$ 257
Basic and Diluted Earnings Per Share of Common Stock					
Earnings Per Share of Common Stock from Continuing Operations	0.27	0.42	0.35	0.10	1.15
Earnings (Loss) Per Share of Common Stock from Discontinued Operations	0.01	—	—	(0.02)	(0.01)
Basic and Diluted Earnings Per Share of Common Stock	0.28	0.42	0.35	0.08	1.14
Cash Dividends Per Common Share	0.27	0.27	0.27	0.27	1.08

(a) Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of cross-border energy leases held in trust.

(b) Includes tax benefits of $14 million in the second quarter primarily associated with an interest benefit related to federal tax liabilities and a $22 million reversal of previously recognized tax benefits in the second quarter associated with the early termination of cross-border energy leases held in trust.

	2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(millions, except per share amounts)				
Total Operating Revenue	$1,819	$1,636	$2,067	$1,517	$7,039
Total Operating Expenses (a) (b)	1,688	1,443	1,855	1,429	6,415
Operating Income	131	193	212	88	624
Other Expenses (c)	(78)	(84)	(197)	(115)	(474)
Income (Loss) From Continuing Operations Before Income Tax Expense	53	109	15	(27)	150
Income Tax Expense (Benefit) Related to Continuing Operations	25(d)	33(e)	(6)(f)	(41)(f)	11
Net Income From Continuing Operations	28	76	21	14	139
Income (Loss) From Discontinued Operations, net of taxes	8	(130)	(4)	19	(107)
Net Income (Loss)	$ 36	$ (54)	$ 17	$ 33	$ 32
Basic and Diluted Earnings Per Share of Common Stock					
Earnings Per Share of Common Stock from Continuing Operations	0.13	0.34	0.09	0.06	0.62
Earnings (Loss) Per Share of Common Stock from Discontinued Operations	0.03	(0.58)	(0.01)	0.08	(0.48)
Basic and Diluted Earnings (Loss) Per Share of Common Stock	0.16	(0.24)	0.08	0.14	0.14
Cash Dividends Per Common Share	0.27	0.27	0.27	0.27	1.08

(a) Includes restructuring charges of $14 million and $16 million in the third and fourth quarters, respectively.

(b) Includes expenses of $2 million and $9 million in the second and third quarters, respectively, related to the effects of Pepco divestiture-related claims.

(c) Includes debt extinguishment costs of $135 million and $54 million in the third and fourth quarters, respectively.

(d) Includes an $8 million reversal of accrued interest income on uncertain and effectively settled state tax positions and a $4 million reversal of deferred tax assets related to the Medicare Part D subsidy, partially offset by state income tax benefits of $8 million resulting from the planned restructuring of certain PHI subsidiaries.

(e) Includes state income tax benefits of $8 million resulting from the restructuring of certain PHI subsidiaries.

(f) Includes state income tax benefits of $13 million and $4 million in the third and fourth quarters, respectively, associated with the loss on extinguishment of debt and a $18 million Federal tax benefit in the fourth quarter related primarily to reversals of previously accrued interest on uncertain and effectively settled tax positions due to the final settlement with the IRS of the 1996-2002 tax years.

(20) DISCONTINUED OPERATIONS

In April 2010, the Board of Directors approved a plan for the disposition of PHI's competitive wholesale power generation, marketing and supply business, which has been conducted through subsidiaries of Conectiv Energy Holding Company (collectively Conectiv Energy). On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine Corporation (Calpine). The disposition of all of Conectiv Energy's remaining assets and businesses, consisting of its load service supply contracts, energy hedging portfolio, certain tolling agreements and other assets not included in the Calpine sale, is substantially complete.

PHI is reporting the results of operations of the former Conectiv Energy segment in discontinued operations in all periods presented in the accompanying consolidated statements of income. Further, the assets and liabilities of Conectiv Energy, excluding the related current and deferred income tax accounts and certain retained liabilities, are reported as held for sale as of each date presented in the accompanying consolidated balance sheets.

The remaining net assets of Conectiv Energy are zero at December 31, 2011. Net assets at December 31, 2010 of $45 million included accounts receivable of $81 million, inventory of $20 million, net derivative liabilities of $18 million and other miscellaneous receivables and payables. At December 31, 2011, there were no derivative assets and liabilities or financial assets and liabilities that would be accounted for at fair value on a recurring basis. At December 31, 2010, Conectiv Energy had $7 million of financial assets (with $4 million and $3 million categorized within levels 2 and 3 of the fair value hierarchy, respectively) and $90 million of financial liabilities accounted for at fair value on a recurring basis (with $10 million and $80 million categorized within levels 1 and 2 of the fair value hierarchy, respectively).

Operating Results

The operating results of Conectiv Energy for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(millions of dollars)		
(Loss) income from operations of discontinued operations, net of income taxes	$(1)	$ 6	$ 12
Net losses from dispositions of assets and businesses of discontinued operations, net of income taxes	(2)	(113)	—
(Loss) income from discontinued operations, net of income taxes	$(3)	$(107)	$ 12

(Loss) income from operations of discontinued operations, net of income taxes, for the year ended December 31, 2011, includes adjustments of $4 million to certain remaining miscellaneous assets and liabilities and certain accrued expenses for obligations associated with the sale of the wholesale power generation business to Calpine to reflect the actual amounts paid to Calpine during 2011.

Net losses from dispositions of assets and businesses of discontinued operations, net of income taxes for the year ended December 31, 2011 includes an after-tax loss associated with state income taxes payable on the sale of the wholesale power generation business and after-tax income of $1 million related to the sale of a tolling agreement in May 2011, which is offset by an expense of approximately $1 million (after-tax) which was incurred in connection with a financial transaction entered into with a third party on January 6, 2011, under which Conectiv Energy transferred to the third party its remaining portfolio of derivatives, including financially settled natural gas and electric power transactions, for all remaining periods from February 1, 2011 forward. In connection with the closing of the transaction, Conectiv Energy paid the third party $82 million, primarily representing the fair value of the derivatives at February 1, 2011, and an after-tax administrative fee of $1 million. Substantially all of the mark-to-market gains and losses associated with these derivatives were recorded in earnings through December 31, 2010 and accordingly no additional material gain or loss was recognized as a result of this transaction in 2011.

(Loss) income from operations of discontinued operations for the year ended December 31, 2010, net of income taxes, also includes after-tax expenses for employee severance and retention benefits of $9 million and after-tax accrued expenses for certain obligations associated with the sale of the wholesale power generation business to Calpine of $12 million.

Net losses from dispositions of assets and businesses of discontinued operations, net of income taxes, for the year ended December 31, 2010, includes (i) the after-tax loss on the sale of the wholesale power generation business to Calpine of $74 million, (ii) after-tax net losses on sales of assets and businesses not sold to Calpine of $13 million (inclusive of the recognition of after-tax unrealized losses on derivative contracts considered no longer probable to occur of $50 million recorded in the second quarter of 2010), and (iii) tax charges aggregating $26 million for the establishment of valuation allowances against certain deferred tax assets primarily associated with state net operating losses, the remeasurement of deferred taxes for expected changes in state income tax apportionment factors, and the write-off of certain tax credit carryforwards no longer expected to be realized.

Derivative Instruments and Hedging Activities

Conectiv Energy historically used derivative instruments primarily to reduce its financial exposure to changes in the value of its assets and obligations due to commodity price fluctuations. The derivative instruments used included forward contracts, futures, swaps, and exchange-traded and over-the-counter options. The two primary risk management objectives were: (i) to manage the spread between the cost of fuel used to operate electric generation facilities and the revenue received from the sale of the power produced by those facilities, and (ii) to manage the spread between wholesale sale commitments and the cost of supply used to service those commitments to ensure stable cash flows and lock in favorable prices and margins when they became available.

As of December 31, 2011, Conectiv Energy had disposed of all energy commodity contracts and all cash collateral associated with these contracts had been returned.

Through June 30, 2010, Conectiv Energy purchased energy commodity contracts in the form of futures, swaps, options and forward contracts to hedge price risk in connection with the purchase of physical natural gas, oil and coal to fuel its generation assets for sale to customers. Conectiv Energy also purchased energy commodity contracts in the form of electricity swaps, options and forward contracts to hedge price risk in connection with the purchase of electricity for distribution to requirements-load customers. Conectiv Energy accounted for most of its futures, swaps and certain forward contracts as cash flow hedges of forecasted transactions, and accordingly, the effective portion of the gains or losses on these derivatives were reflected as a component of AOCL and were reclassified into income in the same period or periods during which the hedged transactions occurred. Gains and losses on the derivatives representing hedge ineffectiveness, the forecasted hedged transaction being deemed probable not to occur, or hedge components excluded from the assessment of effectiveness were recognized in current income.

The amounts of pre-tax loss on commodity derivatives included in other comprehensive loss for Conectiv Energy for the years ended December 31, 2011, 2010 and 2009 are provided in the table below:

	2011	2010	2009
Amount of net pre-tax loss arising during the period included in accumulated other comprehensive loss	$—	$ (73)	$(216)
Amount of net pre-tax loss reclassified into income:			
Effective portion:			
Loss from discontinued operations, net of income taxes	—	(164)	(224)
Ineffective portion:			
Loss from discontinued operations, net of income taxes (a)	—	(82)	—
Total net pre-tax loss reclassified into income	—	(246)	(224)
Net pre-tax gain on commodity derivatives included in accumulated other comprehensive loss comprehensive loss	$—	$ 173	$ 8

(a) For the years ended December 31, 2010 and 2009, amounts of $86 million and $3 million, respectively, were reclassified from AOCL to income because the forecasted transactions were deemed probable not to occur.

To the extent that Conectiv Energy held certain derivatives that did not qualify as hedges, these derivatives were recorded at fair value on the balance sheet with changes in fair value recognized in income. The amounts of realized and unrealized derivative gains (losses) for Conectiv Energy included in (Loss) income from discontinued operations, net of income taxes, for the years ended December 31, 2011, 2010 and 2009 are provided in the table below:

	2011	2010	2009
Realized mark-to-market gains	$—	$ 26	$ 47
Unrealized mark-to-market losses	—	(16)	(57)
Total net mark-to-market gains (losses)	$—	$ 10	$(10)

(21) RESTRUCTURING CHARGE

With the ongoing wind-down of the retail energy supply business of Pepco Energy Services and the disposition of Conectiv Energy, PHI repositioned itself as a regulated transmission and distribution company during 2010. In connection with this repositioning, PHI completed a comprehensive organizational review in 2010 that identified opportunities to streamline the organization and to achieve certain reductions in corporate overhead costs that are allocated to its operating segments, which resulted in the adoption of a restructuring plan. PHI began implementation of the plan during 2010, identifying 164 employee positions that were eliminated. The plan also includes additional cost reduction opportunities that are being implemented through process improvements and operational efficiencies.

In connection with the restructuring plan, PHI recorded a pre-tax restructuring charge related to severance, pension, and health and welfare benefits for employee terminations of $30 million in 2010. The severance, pension, and health and welfare benefits were estimated based on the years of service and compensation levels of the employees associated with the 164 eliminated positions. The restructuring charge was allocated to PHI's operating segments and was reflected as a separate line item in the consolidated statement of income for the year ended December 31, 2010.

A reconciliation of PHI's accrued restructuring charges for the year ended December 31, 2011 is as follows:

	Year Ended December 31, 2011 (millions of dollars)		
	Power Delivery	Corporate and Other	PHI Consolidated
Beginning balance as of January 1, 2011	$ 28	$ 1	$ 29
Restructuring charge	—	—	—
Cash payments	(23)	(1)	(24)
Ending balance as of December 31, 2011	$ 5	$—	$ 5

FIVE-YEAR PERFORMANCE GRAPH

The following chart compares the five-year cumulative total return to stockholders of Pepco Holdings, Inc. consisting of the change in stock price and reinvestment of dividends with the five-year cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500 Index") and the Dow Jones Utilities Index, assuming an investment in each of $100.00 on December 31, 2006 with dividends reinvested quarterly.

**COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
AMONG PEPCO HOLDINGS, INC., THE S&P 500 INDEX AND THE DOW JONES UTILITIES INDEX**


$150
$125
$100
$75
$50
2006
2007
2008
2009
2010
2011
Pepco Holdings, Inc.
S&P 500 Index
Dow Jones Utilities

	Cumulative Total Return at December 31,					
	2006	2007	2008	2009	2010	2011
Pepco Holdings, Inc.	$100.00	$116.95	$74.31	$76.01	$ 87.57	$102.96
S&P 500 Index	$100.00	$105.48	$66.52	$84.07	$ 96.71	$ 98.76
Dow Jones Utilities	$100.00	$120.06	$86.70	$97.47	$103.75	$124.08

* Source: Bloomberg

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

Jack B. Dunn, IV[2,4]
Chief Executive Officer,
President and Director
FTI Consulting, Inc.
West Palm Beach, Florida
(Consulting)

Terence C. Golden[1,5]
Chairman
Bailey Capital Corporation
Washington, D.C.
(Private investment company)

Patrick T. Harker[1,4]
President
University of Delaware
Newark, Delaware
(Education)

Frank O. Heintz[2,3,4,5,6]
Retired President and
Chief Executive Officer
Baltimore Gas and Electric
Company

Barbara J. Krumsiek[1,4]
Chair, President and
Chief Executive Officer
Calvert Investments, Ltd.
Bethesda, Maryland
(Investment firm)

George F. MacCormack[2,5]
Retired Group Vice President
Dupont

Lawrence C. Nussdorf[1,2,3]
President and Chief
Operating Officer
Clark Enterprises, Inc.
Bethesda, Maryland
(Real estate and construction)

Patricia A. Oelrich[1,2]
Retired Vice President
GlaxoSmithKline
Pharmaceuticals

Joseph M. Rigby[3]
Chairman of the Board,
President and
Chief Executive Officer
Pepco Holdings, Inc.

Frank K. Ross[1,4]
Retired Managing Partner,
Washington, D.C. office,
KPMG LLP;
Consultant to Howard
University
Washington, D.C.

Pauline A. Schneider[3,5]
Partner
Orrick, Herrington &
Sutcliffe LLP
Washington, D.C.
(Law)

Lester P. Silverman[2,5]
Director Emeritus,
McKinsey & Company, Inc.

Executive Officers

Joseph M. Rigby
Chairman of the Board,
President
and Chief Executive Officer

David M. Velazquez
Executive Vice President
Power Delivery

Anthony J. Kamerick
Senior Vice President and
Chief Financial Officer

Kirk J. Emge
Senior Vice President and
General Counsel

Beverly L. Perry
Senior Vice President

Ernest L. Jenkins
Vice President
People Strategy and Human
Resources

Laura L. Monica
Vice President, Corporate
Communications

Ronald K. Clark
Vice President and Controller

PHI Service Company

Hallie M. Reese
Vice President, Support
Services

Pepco Energy Services, Inc.

John U. Huffman
President and
Chief Executive Officer

---

1 Member of the Audit Committee of which Mr. Ross is Chairman.

2 Member of the Corporate Governance/Nominating Committee of which Mr. MacCormack is Chairman.

3 Member of the Executive Committee of which Mr. Heintz is Chairman.

4 Member of the Compensation/Human Resources Committee of which Mr. Dunn is Chairman.

5 Member of the Finance Committee of which Mr. Silverman is Chairman.

6 Lead Independent Director.

INVESTOR INFORMATION

Fiscal Agents

Common Stock

In writing:
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219-9821

By telephone:
Toll free 1-866-254-6502

Via e-mail:
pepco@amstock.com

For inquiries concerning your Pepco Holdings, Inc. shareholdings (such as status of your account, dividend payments, change of address, lost certificates or transfer of ownership of shares), or to enroll in the dividend reinvestment plan or direct deposit of dividends, contact American Stock Transfer & Trust Company as listed above.

A copy of Pepco Holdings' Annual Report on Form 10-K for the year ended December 31, 2011, is available without charge by contacting American Stock Transfer & Trust Company as listed above.

Other Information
For historical stock prices (Pepco Holdings, Inc., Potomac Electric Power Company, Conectiv, Delmarva Power & Light Company and Atlantic Energy, Inc.), and other Pepco Holdings, Inc. company information, including our Corporate Governance Guidelines, Corporate Business Policies (which in their totality constitute our code of business conduct and ethics) and Board Committee Charters, please visit our Web site at *www.pepcoholdings.com*

Pepco Holdings, Inc. Notes, Potomac Electric Power Company Bonds, and Atlantic City Electric Company Bonds

In writing:
The Bank of New York Mellon
101 Barclay Street, 8W
New York, NY 10286

By telephone:
Toll Free: 1-800-548-5075

Delmarva Power & Light Company Bonds

In writing:
The Bank of New York Mellon Trust Company, NA
Global Corporate Trust Services
Bondholder Relations
2001 Bryan Street
Dallas, TX 75201

By telephone:
Toll free 1-800-275-2048

Investor Relations Contact
Donna J. Kinzel, Vice President,
Investor Relations
Telephone: 302-429-3004
E-mail: *Donna.Kinzel@pepcoholdings.com*

New York Stock Exchange Ticker Symbol: POM

Stock Market Information

2011	High	Low	Dividend	2010	High	Low	Dividend
1st Quarter	$19.14	$17.83	$0.27	1st Quarter	$17.57	$15.74	$0.27
2nd Quarter	$20.36	$18.10	$0.27	2nd Quarter	$17.78	$15.13	$0.27
3rd Quarter	$20.04	$16.57	$0.27	3rd Quarter	$18.92	$15.40	$0.27
4th Quarter	$20.64	$17.77	$0.27	4th Quarter	$19.80	$18.01	$0.27

(Close on December 30, 2011: $20.30)
(Close on March 26, 2012: $19.05)
(Close on December 31, 2010: $18.25)
Number of Registered Holders at December 30, 2011: 52,942

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